As confidentially submitted to the Securities and Exchange Commission on January 14, 2020, as Amendment No. 1 to the confidential submission. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

NANO-X IMAGING LTD
(Exact Name of Registrant as Specified in its Charter)

State of Israel	3844	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No. )

Communications Center,
Neve Ilan, Israel 9085000
+972 02 995 0506
 (Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

here
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrea L. Nicolás Yossi Vebman Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Tel: +1-212-735-3000 Fax: +1-212-735-2000	Ian Rostowsky Omri Flicker Amit, Pollak, Matalon & Co. APM House, 18 Raoul Wallenberg St. Building D, 6th Floor Ramat Hachayal Tel Aviv 6971915, Israel Tel: +972-3-568-9000 Fax: +972-73-297-8645	Peter N. Handrinos Wesley C. Holmes Michael E. Sullivan Latham & Watkins LLP 200 Clarendon Street Boston, Massachusetts 02116 Tel: +1-617-948-6000 Fax: +1-617-948-6001	Chaim Friedland Ari Fried Gornitzky & Co. Zion House 45 Rothschild Blvd. Tel Aviv 6578403, Israel Tel. +972-3-710-9191 Fax: +972-3-560-6555

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Ordinary shares, par value NIS 0.01 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Includes ordinary shares that the underwriters may purchase pursuant to their option to purchase additional ordinary shares.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION DATED          , 2020

PRELIMINARY PROSPECTUS

NANO-X IMAGING LTD

          ORDINARY SHARES

This is an initial public offering of ordinary shares of NANO-X IMAGING LTD.

No public market currently exists for our ordinary shares. The initial public offering price is expected to be between $       and $       per ordinary share.

We intend to apply to list our ordinary shares on The Nasdaq Capital Market under the symbol “NNOX.”

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 9 of this prospectus for a discussion of information that should be considered in connection with an investment in our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$
(1)	Refer to “Underwriting” for additional information regarding underwriting compensation.

We have granted a 30-day option to the underwriters to purchase up to                additional ordinary shares solely to cover over-allotments, if any. The underwriters expect to deliver the shares to purchasers in the offering on or about             , 2020.

         , 2020

Through and including               , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

You should rely only on the information contained in this prospectus and any related free-writing prospectus that we authorize to be distributed to you. We have not authorized any person, including any underwriter, to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, our ordinary shares in any state or jurisdiction where such offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares offered hereby. Our business, financial condition, results of operations, and prospects may have changed since that date. We do not take any responsibility for, nor do we provide any assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our ordinary shares means that information contained in this prospectus is correct after the date of this prospectus.

You may lose all of your investment in our ordinary shares. If you are uncertain as to our business and operations or you are not prepared to lose all of your investment in our ordinary shares, we strongly urge you not to purchase any of our ordinary shares. We recommend that you consult legal, financial, tax and other professional advisors or experts for further guidance before participating in the offering of our ordinary shares as further detailed in this prospectus.

We do not recommend that you purchase our ordinary shares unless you have prior experience with investments in capital markets, and basic knowledge of the healthcare and medical imaging industry, and unless you have received independent professional advice.

Market and Industry Data

This prospectus includes statistics and other data relating to markets, market sizes and other industry data pertaining to our business that we have obtained from industry publications and surveys and other information available to us. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Market data and statistics are inherently predictive and speculative and are not necessarily reflective of actual market conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods, and (iii) different assumptions were applied in compiling the data. Accordingly, the market statistics included in this prospectus should be viewed with caution. We believe that information from these industry publications included in this prospectus is reliable.

Trademarks, Service Marks and Trade Names

Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Basis of Presentation

We were incorporated under the laws of the State of Israel under the name “NANO-X IMAGING LTD” on December 20, 2018. We commenced our operations on September 3, 2019. Substantially all of our assets were acquired or assigned (the “Asset Purchase”) from our predecessor company, Nanox Imaging PLC (“Nanox Gibraltar”), a Gibraltar public company, pursuant to an asset purchase agreement (the “Asset Purchase Agreement”), dated as of September 3, 2019 and as amended on December 3, 2019 and December 31, 2019, between Nanox Gibraltar and us.

As of September 3, 2019, we and Nanox Gibraltar had the same shareholders and therefore the transaction was treated as a transaction under common control for accounting purposes. For periods and at dates prior to the

ii

Asset Purchase, the financial statements included in this prospectus were prepared based on the historical financial statements of Nanox Gibraltar, which were adjusted to reflect (a) only the net assets that were transferred in the Asset Purchase according to the Asset Purchase Agreement, (b) the consideration in the Asset Purchase as if it was created at the beginning of the earliest period presented, against a decrease in the shareholders’ equity, and (c) all of the share-related information and amounts of shareholders’ equity and earnings per share as the shares of Nano-X Imaging Ltd.

Unless derived from our financial statements or otherwise noted, the terms “shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar” or “$” refer to U.S. dollars, the lawful currency of the United States, and “Yen” refers to Japanese Yen, the lawful currency of Japan.

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are not required to file our financial information for the historical 2017 annual period or for any interim period for 2018 or 2019 because we plan to file our financial information for the year ended December 31, 2019 in the first public filing of our registration statement. While the 2017 annual financial information and 2018 and 2019 interim financial information is otherwise required by Regulation S-X, we believe that it will not be required to be included in our registration statement at the time of the first public filing.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information you should consider before making your investment decision. Before investing in our ordinary shares, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Unless the context otherwise requires, all references to “Nanox,” “we,” “us,” “our,” the “Company” and similar designations refer to NANO-X IMAGING LTD, an Israeli company, and its wholly-owned Japanese subsidiary, or, where applicable, our predecessor company, Nanox Imaging PLC, a Gibraltar public limited company, and its wholly-owned Japanese subsidiary.

Overview

Early detection saves lives—and we at Nanox are focused on applying our proprietary medical imaging technology to make diagnostic medicine more accessible and affordable across the globe. Our vision is to increase early detection of medical conditions that are discoverable by X-ray, which we believe is key to increasing early treatment, improving health outcomes and, ultimately, saving lives.

As a first step to producing a new class of affordable medical imaging systems, we have focused on identifying and developing a novel X-ray source. Our X-ray source is based on a novel digital microelectromechanical system (“MEMs”) semiconductor cathode that we believe can achieve the same functionalities as legacy X-ray analog cathodes, while allowing for lower-cost production than existing medical imaging systems. We developed this technology over eight years to reach commercial applicability. This novel digital X-ray source is the basis of core technology in the Nanox.Arc, the imaging system we are developing, and we believe it also has the potential to replace the legacy X-ray source in other existing imaging systems.

Our solution, which we refer to as the Nanox System, has two integrated components—hardware (Nanox.Arc) and software (Nanox.Cloud). We are developing a prototype of the Nanox.Arc, a medical imaging system incorporating our novel digital X-ray source. Subject to receiving regulatory clearance, the first version of the Nanox.Arc will be a three-dimensional (“3D”) tomosynthesis imaging system. Tomosynthesis is an imaging technique widely used for early detection, that is designed to produce a high-resolution, 3D X-ray image reconstruction of the scanned human body part for review by a professional diagnostics expert. In parallel, we are developing Nanox.Cloud, a companion cloud-based software that is designed to provide an end-to-end medical imaging service, including services such as image repository, radiologist matching, online and offline diagnostics review and annotation, connectivity to diagnostic assistive artificial intelligence (“AI”) systems, billing and reporting. The Nanox System is designed to enable medical screening as a service (“MSaaS”) to improve accessibility and affordability of early-detection services worldwide.

If cleared, we plan to market and deploy the Nanox System globally at a substantially lower cost than currently available medical imaging systems, such as computed tomography (“CT”), because our digital X-ray source will allow the Nanox.Arc to have a more simplified structure without the costly cooling equipment or the complex rotating mechanism used in legacy CT devices. See “Business—Our Technology—The Nanox System.” We believe that the Nanox System could increase the accessibility and affordability of early-detection medical imaging systems worldwide.

As we continue to develop the Nanox.Arc, we expect to take a multi-step approach to the regulatory clearance process. As a first step, we plan to submit a 510(k) application for a single-source version of the Nanox.Arc to the U.S. Food and Drug Administration (the “FDA”) in January 2020. If we receive FDA clearance, we will continue to optimize and develop further features of the Nanox.Arc, and plan to submit additional 510(k) applications to the FDA with respect to the Nanox.Arc. We believe that neither our novel digital X-ray source nor the Nanox.Cloud will require regulatory approval or clearance. However, to date, we have not obtained feedback from the FDA regarding our regulatory strategy. We plan to introduce a working prototype of the Nanox.Arc in              and, if cleared, we plan to deploy the first Nanox.Arc in          , with wide deployment expected to be achieved in             .

Limitation of Current Medical Imaging Systems and Our Market Opportunity

The main categories of current medical imaging systems that use X-ray sources include CT, mammography, fluoroscopy, angiogram and dental. The analog X-ray source used by these systems produces X-rays by accelerating electrons to high energies, causing them to hit a metal target from which the X-rays are emitted. This requires a significant amount of electrical energy to be transferred to the X-ray tube. Due to the heat generated by this process, one of the most complex mechanical challenges is cooling the analog X-ray source. In addition, for CTs, the mechanical structure is even more complex because the analog X-ray source needs to rotate in a heavy gantry at high speed. We believe these are key factors leading to the high cost and complexity of existing medical imaging systems, which in turn significantly limits the availability of medical imaging for early detection globally. According to a report from the Pan-American Health Organization and the World Health Organization (“WHO”) in 2012, approximately two-thirds of the world population did not have access to medical imaging, while many people with access to medical imaging face substantial wait times for scanning.

In addition, most market participants, including medical imaging manufacturing companies, medical imaging providers and radiologists, among others, have not provided the same level of end-to-end medical imaging services. One of the reasons is that the scanning process is currently not integrated with the diagnostics process, which contributes to extended wait times for image diagnostics by experts.

We estimate that the total annual capital expenditures on existing X-ray-based medical imaging systems, not including support, maintenance, insurance and ancillary services, will reach approximately $21 billion by 2021, which we believe represents a significant market opportunity for the Nanox System.

Our Solution

We believe the Nanox System addresses the limitations of existing medical imaging systems on three levels:

•	Digital X-ray source with the potential to significantly reduce the costs of medical imaging systems. We believe our digital X-ray source technology will allow us to manufacture the Nanox.Arc, if cleared, at substantially lower costs compared to medical imaging systems that use a legacy analog X-ray source without sacrificing imaging quality. The availability of a lower cost device has the potential to substantially increase medical imaging availability and improve accessibility of early-detection services broadly across the globe.
•	Technology designed to improve upon the industry standard with integrated radiology diagnostics via a cloud-based MSaaS platform. The Nanox.Arc employs our novel digital X-ray source that is designed to be energy-efficient, smaller and can be more precisely controlled compared to existing X-ray source. By integrating the Nanox.Cloud, we believe the Nanox System could provide a streamlined process where each scanned image is uploaded automatically to the cloud system and matched to a human radiology expert and decision assistive AI algorithms to provide scan reviews and diagnostics in a significantly shorter time frame than current diagnostics, which could substantially reduce wait-times for imaging results and increase early detection rates compared to currently employed imaging process protocols.
•	Business model designed to increase the availability of medical imaging. Our primary business model is based on a pay-per-scan pricing structure as opposed to the existing capital expenditure-based business model of existing medical imaging manufacturing companies. We believe our business model will significantly reduce the price per scan compared to the current global average cost of $300 per scan, and has the potential to commoditize medical imaging services at prices that are affordable to a greater number of people.

Our Strategy

•	Secure regulatory clearance for our medical imaging system. We expect to take a multi-step approach to the regulatory clearance process. As a first step, we plan to submit a 510(k) application for a single-source version of the Nanox.Arc to the FDA in January 2020. If we receive FDA clearance, we will continue to optimize and develop further features of the Nanox.Arc, and plan to submit additional 510(k) applications to the FDA with respect to the Nanox.Arc.
•	Jumpstart the MSaaS-based medical imaging market with strategic partnerships. We plan to produce and deploy an initial wave of approximately 15,000 Nanox.Arc units over to jumpstart the MSaaS-based medical imaging market. We are in negotiations with global manufacturers to begin commercial production and assembly of the Nanox.Arc and with strategic regional partners for the deployment, operation and marketing of the Nanox System broadly across the globe, including in the

United States, certain Asian countries and the rest of the world, including the EU and Africa. We plan to work with these partners to achieve local integrations into health maintenance organizations, electronic health record systems, payment methods and insurance coverage companies. In addition, we are also actively seeking collaboration opportunities with leading cloud-based enterprises, as we anticipate an industry shift to a digital and cloud-based subscription model will bring more digital healthcare disruptors into the market.

•	Maximize the commercial potential of our technology with simultaneous business models. We plan to commercialize our novel X-ray source technology by pursuing three simultaneous business models, which we believe will provide us the flexibility and long-term sustainability to monetize our technology.
•	Subscription Model: In certain countries, if permitted by laws in the applicable jurisdiction, our primary sales strategy will be based on a pay-per-scan pricing structure, where we expect to sell the Nanox System at low cost or at no cost, with a suggested retail price per scan that is substantially lower than the current global average charge, and receive a portion of the proceeds from each scan as the right-to-use licensing fee.
•	Sales Model: In certain countries, to accommodate specific local regulatory requirements, we expect to sell the Nanox.Arc for a one-time charge at a price that is substantially less than current market offerings.
•	Licensing Model: For certain medical imaging market participants, we plan to tailor our X-ray source technology to their specific imaging systems to replace the legacy X-ray source. We expect to charge a one-time licensing fee upfront and receive recurring royalty payments for each system sold.
•	Leverage the Nanox System to bring added value to our collaborators. We expect that the Nanox System will enable us to accumulate a significant number of medical images, which have the potential to be used by collaborators, such as medical AI-analytics companies, through machine learning algorithms to increase the probability of early disease detection.

Risks Associated with our Business

Investing in our ordinary shares involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our ordinary shares. If any of these risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our ordinary shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•	we are a development-stage company with limited operating history. We may never be able to effectuate our business plan or achieve any revenue or profitability. Therefore, at this stage of our business, potential investors have a high probability of losing their entire investment;
•	our efforts may never demonstrate the feasibility of our X-ray source technology for commercial applications;
•	we are highly dependent on the successful development, marketing and sale of our X-ray source technology and the related products and services;
•	our business models depend on the successful commercial application of Nanox.Cloud, which is subject to numerous risks and uncertainties;
•	products utilizing our technology may need to be approved or cleared by the FDA and similar regulatory agencies worldwide. We may not receive, or may be delayed in receiving, the necessary approval or clearance for our future products, which would adversely affect business, financial condition, results of operations and products;
•	we may not be successful in implementing our business models;
•	we expect to depend on third parties to manufacture the Nanox.Arc and to supply certain component parts;

•	it is difficult and costly to protect our intellectual property and our proprietary technologies, and we may not be able to ensure their protection;
•	patent terms may be inadequate to protect our competitive position on our future products for an adequate amount of time;
•	our product candidates and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business;
•	under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees; and
•	conditions in Israel could materially and adversely affect our business.

Corporate Information

We were incorporated under the laws of the State of Israel under the name “NANO-X IMAGING LTD” on December 20, 2018 and we commenced our operations on September 3, 2019. Substantially all of our assets were acquired or assigned (the “Asset Purchase”) from our predecessor company, Nanox Imaging PLC (“Nanox Gibraltar”), a Gibraltar public company, under an Asset Purchase Agreement, dated as of September 3, 2019 and as amended on December 3, 2019 and December 31, 2019, between Nanox Gibraltar and us. Our principal executive offices are located at Communications Center, Neve Ilan, Israel 9085000, and our telephone number is +972 02 995 0506. Our website address is http://www.nanox.vision. The information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part. Our agent for service of process in the United States is                      .

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.07 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as that term is defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to U.S. public companies that are not emerging growth companies. These provisions include:

•	the option to include in an initial public offering registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;
•	reduced executive compensation disclosure; and
•	an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) in the assessment of our internal control over financial reporting.

The JOBS Act also permits an emerging growth company such as us to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of:

•	the last day of our fiscal year during which we have total annual revenue of at least $1.07 billion;
•	the last day of our fiscal year following the fifth anniversary of the closing of this offering;
•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or
•	the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which, among other things, would occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies. References to an “emerging growth company” in this prospectus shall have the meaning associated with that term in the JOBS Act.

In addition, upon closing of this offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the rules that allow us to follow Israeli law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
•	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and
•	Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:

•	the majority of our executive officers or directors are U.S. citizens or residents;
•	more than 50% of our assets are located in the United States; or
•	our business is administered principally in the United States.

THE OFFERING

Ordinary shares offered by us
         ordinary shares (or          ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full).
Ordinary shares to be outstanding after this offering
         ordinary shares (or          ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full).
Option to purchase additional ordinary shares
We have granted the underwriters an option to purchase up to          additional ordinary shares from us within 30 days of the date of this prospectus.
Use of proceeds
We estimate that we will receive net proceeds from this offering of approximately $       million, or approximately $       million if the underwriters exercise their option to purchase additional ordinary shares in full, based on an assumed initial public offering price of  $       per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash, cash equivalents, and short-term investments, for (i) the manufacturing of the initial wave of Nanox.Arc units planned for global deployment, (ii) shipping, installation, deployment and maintenance costs of the Nanox.Arc, (iii) the continued research and development of the Nanox.Arc, the development of the Nanox.Cloud and regulatory clearance, (iv) sales and marketing expenses in connection with the deployment of the Nanox System and (v) general and administrative expenses and other general corporate purposes. See “Use of Proceeds” for additional information.
Risk factors
See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.
Proposed Nasdaq Capital Market symbol
“NNOX”

The number of ordinary shares to be outstanding after this offering is based on          ordinary shares outstanding as of                , 2020, and excludes:

•	ordinary shares issuable upon the exercise of options to purchase ordinary shares outstanding under the NANO-X Imaging Ltd. 2019 Equity Incentive Plan (the “2019 Equity Incentive Plan”) as of , 2020, at a weighted average exercise price of $ per share;
•	additional ordinary shares reserved for future issuance under our 2019 Equity Incentive Plan as of , 2020;
•	ordinary shares issuable upon the exercise of warrants to purchase ordinary shares as of , 2020, at a weighted average exercise price of $ per share, which warrants shall not expire upon the closing of this offering if not exercised; and

•	ordinary shares issuable upon the exercise of options to purchase ordinary shares to be granted to A-Labs Finance and Advisory Ltd, which provided certain consulting services for this offering, at the closing of this offering, at an exercise price of $ per share.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•	the assumed exercise prior to the closing of this offering of certain outstanding warrants that shall otherwise expire upon such closing to purchase ordinary shares for an aggregate purchase price of approximately $ million;
•	no exercise of the outstanding share options or warrants (other than as described above) after , 2020;
•	a -for-1 share split to be effective prior to the closing of this offering;
•	no exercise by the underwriters of their option to purchase up to additional ordinary shares from us; and
•	the adoption and effectiveness of our amended and restated articles of association, which will occur immediately prior to the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present our summary consolidated statement of operations, balance sheet data and other data for the periods or as of the dates indicated. The summary statement of operations data for the years ended December 31, 2019 and 2018 and the summary balance sheet data as of December 31, 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. We prepare our financial statements in accordance with U.S. GAAP. For periods and at dates prior to the Asset Purchase, our financial statements were prepared based on the historical financial statements of Nanox Gibraltar, with certain adjustments as described under “Basis of Presentation.” Our historical results are not necessarily indicative of results to be expected in any future periods. You should read this summary consolidated financial data section together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,
	2019	2018
	($ in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Research and development expenses	$		$672
Marketing, general and administrative expenses			1,232
Operating loss			(1,904)
Financial expenses, net			5
Net loss for the year	$		$(1,909)
Basic and diluted loss per ordinary share(1)	$		$(0.09)
Weighted average number of ordinary shares outstanding – basic and diluted(1)			20,792,973
Pro forma basic and diluted loss per ordinary share(2)	$	$
Pro forma weighted average number of ordinary shares outstanding – basic and diluted(2)
(1)	See Note 9 to our financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share.
(2)	Pro forma loss per ordinary share is calculated by dividing loss for the year by the pro forma weighted average number of ordinary shares outstanding during the period, which gives effect to the issuance of ordinary shares upon the exercise of warrants held by certain of our shareholders immediately prior to the closing of this offering.
	Historical	Pro forma(a)	Pro forma, as adjusted(3)
As of December 31, 2019
($ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$	$	$
Working capital(1)
Total assets
Total liabilities
Accumulated deficit
Total shareholders’ deficit
(1)	We define working capital as current assets less current liabilities.
(2)	The summary pro forma balance sheet data gives effect to the issuance of ordinary shares upon the exercise of warrants held by certain of our shareholders immediately prior to the closing of this offering.
(3)	The summary pro forma as adjusted balance sheet data gives effect to (i) the issuance of ordinary shares upon the exercise of warrants held by certain of our shareholders immediately prior to the closing of this offering, and (ii) the issuance of ordinary shares in this offering, at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

We are subject to various risks that may materially harm our business, financial condition, results of operations and prospects. An investment in our ordinary shares is speculative and involves a high degree of risk. In evaluating an investment, and before deciding whether to invest, in our ordinary shares, you should carefully consider the risks and uncertainties described below, together with all the other information included in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.’’

If any of the events described in the following risk factors actually occurs, or if additional risks and uncertainties that are not presently known to us or that we currently deem immaterial later materialize, then our business, financial condition, results of operations and prospects could be materially adversely affected, the trading price of our ordinary shares could very likely decline, and you may lose all or part of your investment in our shares. The risks and uncertainties described below are not the only ones we face. In addition, the risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business

We are a development-stage company with limited operating history. We may never be able to effectuate our business plan or achieve any revenue or reach profitability. Therefore, at this stage of our business, potential investors have a high probability of losing their entire investment.

We are a development-stage company, and are subject to all of the risks inherent in the establishment of a new business enterprise. We have a limited operating history and only a preliminary and unproven business plan upon which investors may evaluate our prospects. We have not yet demonstrated the feasibility of our digital X-ray source technology for commercial applications. We have not produced a working prototype of the Nanox.Arc or developed a beta version of the Nanox.Cloud. In addition, we have not entered into manufacturing agreements related to the production of the approximately 15,000 Nanox.Arc units planned for the initial global deployment. Even if we are able to do so, we may not be able to manufacture the Nanox.Arc at the low costs needed to support our business models, including the Subscription Model, which is our primary business model. We also have not entered into any commercial arrangement for the licensing of our X-ray source under the Licensing Model.

Furthermore, even if our technology becomes commercially viable, our business models may not generate sufficient revenue necessary to support our business. We estimate that effectively stimulating market interest in our Nanox System will require deploying at least 5,000 to 10,000 Nanox.Arc units. In addition, we estimate that a minimum installed base of at least 1,000 Nanox.Arc units will be needed to support our business during the initial deployment, assuming we enter into at least one licensing agreement on commercially reasonable terms. We may never achieve any of these thresholds for units deployed in the near-to-mid term at any level or at all, which may cause our business to fail. The Subscription Model is based on selling the Nanox System at low cost or no cost using a pay-per-scan pricing structure, which is pioneering for medical imaging companies and is subject to numerous risks. The medical imaging industry is also highly competitive and our technology, products, services or business models may not achieve widespread market acceptance. If we are unable to address any issues mentioned above, or encounter other problems, expenses, difficulties, complications, and delays in connection with the starting and expansion of our business, our entire business may fail, in which case you may lose your entire investment.

We have a history of net losses and negative cash flow from operations since inception and we expect such losses and negative cash flows to continue in the foreseeable future. As of December 31, 2019, we had working capital of approximately $             and shareholders’ equity of approximately $            . For the years ended December 31, 2018 and 2019, we incurred net losses of approximately $1.9 million and $             , respectively. As of December 31, 2019, we had an accumulated deficit of approximately $            . We anticipate our losses will continue to increase from current levels because we expect to incur additional costs related to developing our business, including research and development costs, manufacturing costs, employee-related costs, costs of complying with government regulations, intellectual property development and prosecution costs, marketing and promotion costs, capital expenditures, general and administrative expenses, and costs associated with operating as a public company.

Our ability to generate revenue from our operations and, ultimately, achieve profitability will depend on, among others, whether we can complete the development and commercialization of our technology, our future products and our services, including our X-ray source technology, the Nanox.Arc and the Nanox.Cloud, whether we can manufacture the Nanox.Arc on a commercial scale in such amounts and at such costs as we anticipate, and whether we can achieve market acceptance of our products, services and business models. We may never generate any revenue or operate on a profitable basis. Even if we achieve profitability, we may not be able to sustain it.

Our efforts may never demonstrate the feasibility of our digital X-ray source technology for commercial applications.

We have developed our X-ray source technology and are developing a prototype of the Nanox.Arc. Even though we believe our X-ray source has achieved commercial applicability, our technology has not been tested over extended periods of time and therefore no meaningful data exists regarding the durability, safety and effectiveness of our X-ray source over extended periods. We have not produced a working prototype of the Nanox.Arc and we may not be able to successfully integrate our X-ray source into the Nanox.Arc or any medical imaging system. In addition, there is no precedent for commercialization of technology like ours. Even if we are able to produce a fully functional prototype, the commercial scale production and deployment of Nanox.Arc will require significant additional development, sales and marketing efforts, and we may not be able to ensure the effectiveness, accuracy, consistency and safety of the Nanox.Arc in commercial settings. Any unanticipated technical or other problems and the possible insufficiency of funds and other resources needed to complete the development and commercialization of our X-ray source, the Nanox.Arc or the Nanox.Cloud may result in delays and cause us to incur additional expenses that would increase our losses. If our X-ray source is not commercially feasible now or in the long term, our business may fail.

Two of our business models depend on the successful commercial application of the Nanox.Cloud, which is subject to numerous risks and uncertainties.

In addition to the Nanox.Arc, we are also developing the Nanox.Cloud, a companion cloud software designed to deliver MSaaS. We have not yet developed a beta version of the Nanox.Cloud. The development and commercialization of the Nanox.Cloud has a number of risks, including:

•	the Nanox.Cloud requires a considerable investment of technical, financial, and legal resources, which may not be available to us;
•	it may require separate regulatory clearances or approvals;
•	it may not be technically viable to integrate the Nanox.Cloud with the businesses of our potential customers and collaborators, such as local operators, radiologists, cloud storage providers, medical AI software providers and others;
•	market acceptance of the MSaaS model is affected by a variety of factors, including security, reliability, scalability, customization, performance, customer preference, patients’ concerns with entrusting a third party to store and manage their health data, public concerns regarding privacy and compliance with restrictive laws or regulations;
•	our cloud-based service may raise concerns among our customer base, including concerns regarding changes to pricing over time, service availability, information security of a cloud-based solution and access to medical images while offline;
•	the Nanox.Cloud may be subject to computer system failures, cyber-attacks or other security breaches;
•	incorrect or improper implementation or use of the Nanox.Cloud by third-party cloud-service providers under our Sales Model could result in customer dissatisfaction and harm our business and reputation;
•	undetected software errors or flaws in the Nanox.Cloud could harm our reputation or decrease market acceptance of the MSaaS model; and
•	we may incur higher costs than we expected as we expand our cloud-based services.

If we are unable to successfully develop and commercialize the Nanox.Cloud, our business, financial condition, results of operations and prospects could be negatively impacted.

We are highly dependent on the successful development, marketing and sale of our X-ray source technology and the related products and services.

Our core digital X-ray source technology is the basis of our business. The Nanox.Arc currently under development is being designed to integrate our X-ray source technology into a medical imaging device for commercial use. As a result, the success of our business plan is highly dependent on our ability to develop, manufacture and commercialize our X-ray source technology and related products and services, such as the Nanox.Arc and the Nanox.Cloud, and our failure to do so could cause our business to fail. Successful commercialization of medical imaging devices is a complex and uncertain process, dependent on the efforts of management, manufacturers, local operators, integrators, medical professionals, third-party payors, as well as general economic conditions, among other factors. Any factor that adversely impacts the development and commercialization of our X-ray source technology or related products and services, including the Nanox.Arc, the Nanox.Cloud and the Nanox System, will have a negative impact on our business, financial condition, results of operations and prospects. Some potential factors include:

•	our ability to achieve sufficient market acceptance by hospitals and clinics, providers of medical imaging services, medical professionals such as radiologists, third-party payors and others in the medical community;
•	our ability to compete with existing medical imaging technology companies;
•	our ability to establish, maintain and expand our sales, marketing and distribution networks;
•	our ability to obtain and/or maintain necessary regulatory approvals; and
•	our ability to effectively protect our intellectual property.

Our inability to successfully obtain clearance or approval for and subsequently commercialize our X-ray source technology or related products and services, and/or successfully develop and commercialize additional products or any enhancements to the products which we may develop would have a material adverse effect on our business, financial condition, results of operations and prospects.

Products utilizing our technology may need to be approved or cleared by the FDA and similar regulatory agencies worldwide. We may not receive, or may be delayed in receiving, the necessary approval or clearance for our future products, which would adversely affect business, financial condition, results of operations and prospects.

We expect to take a multi-step approach to the regulatory clearance process. As a first step, we plan to submit a 510(k) application to the FDA for a single-source version of the Nanox.Arc in January 2020. If we receive FDA clearance, we will continue to optimize and develop further features of the Nanox.Arc, and plan to submit additional 510(k) applications to the FDA with respect to the Nanox.Arc. We may also need to seek approval from foreign regulatory authorities. With respect to our X-ray source technology and the Nanox.Cloud, although we believe that they do not require regulatory approval or clearance, regulatory agencies may not agree. To date, we have not had any discussion with the FDA or other regulatory authorities regarding the regulatory pathways for our product candidates. Efforts to achieve required governmental clearances and approvals could be costly and time consuming, and we may not be able to obtain any such required approvals in a timely and cost-efficient manner. Any delay or failure to obtain necessary regulatory clearances or approvals could have a material negative impact on our ability to generate revenues. Even if the products containing our technology receive the required regulatory clearance or approval, such products will remain subject to extensive regulatory requirements. If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions.

In addition, the cost of compliance with new laws or regulations governing our technology or future products could adversely affect our business, financial condition, results of operations and prospects. New laws or regulations may impose restrictions or obligations on us that could force us to redesign our technology or other future products or services, and may impose restrictions that are not possible or practicable to comply with, which could cause our business to fail. See “—Risks Related to Government Regulation.”

We will need to obtain additional financing to fund our future operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our technology and our products and services.

Our operations have consumed substantial amounts of cash since inception. Our net losses were $1.9 million and $          for the years ended December 31, 2018 and 2019, respectively. In addition, significant resources were invested in the development of our X-ray source technology prior to us acquiring the technology. We anticipate that our future cash requirements will continue to be significant. We will need to obtain additional financing, including the proceeds from this offering, to implement our business plan as described in this prospectus. Such financings could include equity financing, which may be dilutive to shareholders, or debt financing, which would likely restrict our ability to borrow from other sources. In addition, such securities may contain rights, preferences or privileges senior to those of the rights of our current shareholders. Additional funds may not be available when we need them, on terms attractive to us, or at all. If adequate funds are not available on a timely basis, we may be required to curtail the development of our technology, products or services, or materially delay, curtail, reduce or terminate our research and development and commercialization activities. We could be forced to sell or dispose of our rights or assets. Any inability to raise adequate funds on commercially reasonable terms could have a material adverse effect on our business, financial condition, results of operation and prospects, including the possibility that a lack of funds could cause our business to fail and liquidate with little or no return to investors.

The success of our primary business model, the Subscription Model, is subject to numerous risks and uncertainties.

We expect the Subscription Model to be our primary business model and the key to achieving our vision of increasing early-detection of medical conditions that are discoverable by X-ray. Even if we are able to successfully implement our Sales Model and/or our Licensing Model, the sustainability of our general business plan depends substantially on the sustainability of our Subscription Model. We believe that effectively stimulating market interest in our Nanox System will require deploying 5,000 to 10,000 Nanox.Arc units. In addition, we estimate that a minimum installed base of at least 1,000 Nanox.Arc units will be needed to support our business during the initial deployment, assuming we enter into at least one licensing agreement on commercially reasonable terms. The success of our Subscription Model will also depend on each device, once deployed, performing a sufficient number of scans per day to be fully utilized. We may not be successful in achieving these goals for various reasons, including:

•	the process of manufacturing and deploying the Nanox System is a complex, multi-step process that depends on factors outside our control, and could cause us to expend significant time and resources prior to earning associated revenues;
•	the manufacturing cost of the Nanox.Arc may be higher than we expect, may increase significantly, or may increase at a higher rate than anticipated, and we may not be able to set or timely adjust our pay-per-scan pricing to compensate for any increased costs;
•	the manufacturing of the Nanox.Arc may take longer than we expected, and we may experience delays in the manufacturing and deployment of the Nanox System, which would have a negative impact on the timing of our revenues;
•	deployment and full utilization of the Nanox System may not be achieved or may take substantially longer than we expect, and we may not be able to deploy a sufficient number of units of the Nanox System to support our business or to effectively stimulate market interest;
•	a Nanox System may perform fewer scans per day than our estimates due to a number of factors, including low market acceptance rate, technical failures and downtime, service disruptions, outages or other performance problems, which would have a negative impact on our revenues and our ability to recover costs;
•	the implementation, integration and testing of the Nanox.Cloud with our potential customers and collaborators can be complex, time-consuming and expensive for them, which may have a negative impact on the timing of our revenues;
•	as part of the Subscription Model, we will be responsible for maintenance of the Nanox System units we deploy, which may be more costly and time-consuming than we expect;

•	our customers may not be able to find or retain a sufficient number of radiologists to review the images generated by the Nanox System, especially as we deploy additional Nanox Systems and the volume of scans increases;
•	the portion of our pay-per-scan pricing allocated to our collaborators may not be acceptable to them, either now or in the future, and pricing negotiations with such collaborators may be a complex and time-consuming process;
•	our pay-per-scan pricing may not be sufficient to recover our costs and may not be adjusted in a timely manner, which could negatively affect our revenues or cause our revenues and results of operations to vary significantly from period to period;
•	we may be unsuccessful in maintaining our target price per scan because we do not control the price charged by local operators and higher prices may adversely affect market acceptance of the Nanox System; and
•	regulatory authorities may challenge our Subscription Model altogether, and impose significant civil, criminal, and administrative penalties, damages, fines, and/or exclusion from government funded healthcare programs, which could adversely affect our revenues and results of operations.

Any of the above factors may negatively affect the implementation of our Subscription Model, or cause our Subscription Model to fail.

We may not be successful in tailoring our X-ray source to the specific systems of other medical imaging companies under our Licensing Model, and/or entering into licensing agreements on terms favorable to us.

Under our proposed Licensing Model, we expect to be engaged to tailor our X-ray source to other medical imaging companies’ specific systems to replace the legacy X-ray source, and we expect to receive a one-time, non-recurring licensing fee upfront, as well as recurring royalty payments for each imaging system sold by such companies. We expect customization to be a complex and multi-step process that varies for each project, which will require significant research and testing activities. We may also not be able to demonstrate the feasibility, functionality or safety of our technology in other medical imaging systems, meet the potential licensees’ design and manufacturing requirements, or satisfy their marketing and product needs. In addition, we may not be successful in entering into licensing agreements with favorable terms as a result of a numbers of factors, many of which are outside of our control, including willingness of, and the resources available to, other medical imaging companies to in-license our novel X-ray source technology, our ability to agree with a potential partner on the value of our technology, or on the related terms, as well as the availability of other technologies at lower cost or other alternative technologies at the time. We have not entered into any licensing agreements; however, we are in negotiations regarding a commercial arrangement with FUJIFILM Corporation for the licensing of our Nanox System. Any of the above factors may negatively affect the implementation of our Licensing Model, or cause our Licensing Model to fail.

To the extent that we license our X-ray source technology to other medical imaging companies, the products integrating our technology may need to be approved or cleared by the FDA or similar regulatory agencies.

The FDA may require products developed by other medical imaging companies under the Licensing Model to go through lengthier or more rigorous processes than we expected. These products may also be subject to regulations by governmental agencies in other jurisdictions, or regulation by other federal, state and local agencies. In addition, we may not have control with respect to any such further regulatory approval strategies or process. If such products do not receive, or are delayed in receiving, the necessary clearances or approvals, or if the performance of one or more clinical trials are required in connection with such clearances or approvals, the prospects of our Licensing Model may be materially affected, which could have a material adverse impact on our business and our revenues.

Our industry is highly competitive and is subject to technological change, which may result in new products or solutions that are superior to our technology or other future products we may bring to market from time to time. If we are unable to anticipate or keep pace with changes in the marketplace and the direction of technological innovation and customer demands, our technology may become less useful or obsolete and our operating results will suffer.

The medical imaging industry is rapidly evolving and subject to intense and increasing competition. To compete successfully and to be able to establish and maintain a competitive position in current and future technologies, we will need to demonstrate the advantages of our technology over well-established alternative solutions, products and technologies, such as CT, as well as newer methods of medical imaging and early detection. We believe that effectively stimulating market interest for the Nanox System will require deploying 5,000 to 10,000 Nanox.Arc units. To achieve this, we will need to raise or develop financial resources, technical expertise, marketing, distribution or support capabilities and we may not be successful in doing so.

Also, companies offering traditional medical imaging systems, such as General Electric, Siemens, Philips, Hologic, Varian, Fuji, Toshiba and Hitachi, may be better established in the market than we are, have greater corporate, financial, operational, sales and marketing resources than we do, or have more experience in research and development than we have. In particular, the field emission technology has been used by a wide range of leading market players in an attempt to create an alternative digital source of X-ray, the most well-known attempt being the use of carbon nano tubes as the base materials for a potential field emission-based solution. In addition, early-detection technologies developed by other companies, such as blood testing and DNA screening, may also reduce the attractiveness of our technology for early detection or render it obsolete. Successful developments of these or other technologies by competitors resulting in new approaches for medical imaging, including technologies, products or services that are more effective or commercially attractive, could make our technology less useful or obsolete. We may also face opposition from certain industry leaders, who may have political influence and the ability to delay deployment of the Nanox System in certain geographical areas.

Furthermore, as the market expands, we expect the entry of additional competitors, such as cloud computing companies or leading IT companies, who may have longer operating histories, more extensive international operations, greater name recognition, and/or substantially greater technical, marketing and financial resources.

Our competitive position also depends on our ability to:

•	generate widespread awareness, acceptance and adoption of our technology and future products or services;
•	develop new or enhanced technologies or features that improve the convenience, efficiency, safety or perceived safety, and productivity of our technology and future products or services;
•	properly identify customer needs and deliver new products or services or product enhancements to address those needs;
•	limit the time required from prototype development to commercial production;
•	limit the timing and cost of regulatory approvals;
•	attract and retain qualified personnel and collaborators;
•	protect our inventions with patents or otherwise develop proprietary products and processes; and
•	secure sufficient capital resources to expand both our continued research and development, and sales and marketing efforts.

If our technology is not, or our future products or services are not, competitive based on these or other factors, our business would be harmed.

We expect to depend on third parties to manufacture the Nanox.Arc and to supply certain component parts. Our reliance on third-party manufacturers and suppliers involve certain risks that may result in, among others, increased costs, quality or compliance issues, or failure to timely manufacture the Nanox.Arc, any of which could materially harm our business.

If cleared, we expect to rely on third-party manufacturers for the commercial production of the Nanox.Arc. We are in negotiations with a global manufacturer to assemble the Nanox.Arc, with a goal to enable the commercial production of the initial approximately 15,000 units planned for global deployment over             . We have not yet entered into any such agreement. Although we have entered into arrangements with a manufacturer for the production of our X-ray tubes, we are currently negotiating with other parties for the supply of the various other components of the Nanox.Arc. Our dependence on such third-party manufacturers involves a number of risks, including:

•	insufficient capacity or delays in meeting our demand;
•	inadequate manufacturing yields, inferior quality and excessive costs;

•	inability to manufacture products that meet the agreed upon specifications;
•	inability to obtain an adequate supply of materials;
•	inability to comply with the relevant regulatory requirements for the manufacturing process;
•	limited warranties on products supplied to us;
•	inability to comply with our contractual obligations;
•	potential increases in prices; and
•	increased exposure to potential misappropriation of our intellectual property.

We currently expect to engage third-party manufacturers for the production of the various components of the Nanox.Arc, as well as only one general manufacturer for the assembly of the Nanox.Arc. If such manufacturers breach their agreements, are unable to meet their contractual or quality requirements, or become unwilling to perform for any reason, we may be unable, or may be unable in a timely manner, to locate alternative acceptable manufacturers and enter into favorable agreements with them.

In addition, we currently manufacture the MEMs in the clean rooms located in Tokyo, Japan, and rely on third parties to supply the raw materials and certain component parts. Disruptions of our relationships with such suppliers could negatively impact our production for an extended period of time. Any inability to acquire sufficient quantities of any raw materials or components in a timely manner from these third-party suppliers could have a material negative impact on our business.

In addition, if we are required to change the manufacturer of a critical component of our products, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality and applicable regulatory requirements, which could further impede our ability to manufacture our products in a timely manner. Transitioning to a new supplier could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of our products or could require that we modify the design of those systems. If the change in manufacturer results in a significant change to any product, a new 510(k) clearance or approval from the FDA or similar international regulatory authorization may be necessary before we implement the change, which could cause substantial delays. The occurrence of any of these events could harm our ability to meet the demand for our products in a timely or cost-effective manner. See “—Risks Related to Government Regulation.”

We may experience development or manufacturing problems and higher costs, or delays that could limit our revenue, if any, or increase our losses.

Developing manufacturing procedures for new products requires developing specific production processes for those products. Developing such processes could be time consuming, and any unexpected difficulty in doing so can delay the introduction of the Nanox.Arc. Moreover, difficulties associated with adapting our technology and product design to the proprietary process technology and design rules of outside manufacturers can lead to reduced yields. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems may require cooperation between our manufacturers and us. This risk could be compounded by the offshore location of our manufacturers, increasing the effort and time required to identify, communicate and resolve manufacturing yield problems. Manufacturing defects that we do not discover during the manufacturing or testing process may lead to costly product recalls. These risks may lead to increased costs or delayed product delivery, which would harm our profitability and customer relationships. Furthermore, our, our manufacturers’ or our suppliers’ production processes and assembly methods may have to change to accommodate any significant, future expansion of our manufacturing capacity, which may increase the manufacturing costs, delay production of our products, reduce our product margin, require supplemental filings with the FDA or other regulatory authorities, any of which may adversely impact our business. If we are unable to keep up with demand for our products by successfully manufacturing and shipping our products in a timely manner, our revenue could be impaired, and market acceptance for our products could be adversely affected.

We may not be able to successfully execute our business models.

We are pursuing three simultaneous business models to maximize the commercial potential of our X-ray source technology, each of which requires significant time and resources, in particular, our primary business model, the Subscription Model. We are a company with limited operating history and we may not have the necessary resources, expertise and experience to successfully execute any of our business models on a global scale, such as obtaining the necessary approvals or clearances from the regulatory agencies of our target markets. Our ability to execute our models is dependent on a number of factors, including the ability of our senior management team to execute our models, our ability to engage local operators and integrators in different geographic regions, our ability to begin or maintain our pace of product development, manufacturing and commercialization, our ability to meet the changing needs of the medical imaging market, and the ability of our employees to perform at a high-level. If we are unable to execute our models, if our models do not drive the growth that we anticipate, or if our market opportunity is not as large as we have estimated, it could adversely affect our business and our prospects.

We may be unable to continue as a going concern if we do not successfully raise additional capital or if we fail to generate sufficient revenue from operations.

Primarily as a result of our lack of revenue, history of losses to date and our lack of liquidity, there is substantial uncertainty as to our ability to continue as a going concern, which is also described in the opinion of our independent registered accountants in our audited financial statements included in this prospectus. If we are unable to raise additional capital or if we are unable to generate sufficient revenue from our operations, we may not stay in business. We have no committed sources of capital and we may not be able to obtain additional financing when needed, on terms that are acceptable, or at all. We do not own any significant assets that we expect could serve as acceptable collateral for a bank or other commercial lender. The above circumstances may discourage some investors from purchasing our ordinary shares, lending us money, or from providing alternative forms of financing. The failure to satisfy our capital requirements would materially adversely affect our business, financial condition, results of operations and prospects. Unless we raise additional funds, either through the sale or issuance of equity securities or one or more collaborative arrangements, we will not have sufficient funds to continue operations. Even if we take these actions, they may be insufficient, particularly if our costs are higher than projected, unforeseen expenses arise or the development, production or commercialization of our technology or related products or services is delayed.

We have a limited operating history. If we successfully commercially launch the Nanox.Arc or the Nanox.Cloud, and they do not achieve widespread market acceptance, we will not be able to generate the revenue necessary to support our business.

We have a limited operating history and have no history of marketing our X-ray source technology, the Nanox.Arc, the Nanox.Cloud or any other product using our technology. We may fail to generate significant interest in our X-ray source technology, the Nanox.Arc, the Nanox.Cloud or the imaging products using our technology, or any other product we may develop. These and other factors, including the following, may affect the rate and level of market acceptance:

•	effectiveness of the sales and marketing efforts of us, and our partners such as the local partners;
•	perception by medical professionals and patients of the convenience, safety, efficiency and benefits of the Nanox.Arc, the Nanox.Cloud or products using our technology, compared to competing methods of medical imaging;
•	opposition from certain industry leaders, which may limit our ability to promote the Nanox.Arc or the Nanox.Cloud and to penetrate into the medical imaging market in certain geographical areas;
•	the existence of established medical imaging technology;
•	willingness of market participants to accept the MSaaS model;
•	timing of market introduction of competing products, and the sales and marketing initiatives of such products;
•	press and blog coverage, social media coverage, and other publicity and public relations factors by others;

•	lack of financing or other resources to successfully develop and commercialize our technology and implement our business plan;
•	the level of commitment and support that we receive from our partners, such as local operators, cloud storage providers and medical AI software providers, as well as medical professionals such as radiologists; and
•	coverage determinations and reimbursement levels of third party payors.

If cleared or approved for marketing by the FDA or other regulatory agencies, depending on the approved clinical indication, the Nanox.Arc will be competing with existing and future imaging products and similar offerings. The technology underlying our X-ray source and the Nanox.Arc may be perceived as inferior or inaccurate and patients may be unwilling to undergo medical screening using the Nanox.Arc or other products using our technology. Moreover, patients and medical professionals may be unwilling to depart from the current medical imaging technology. Medical professionals tend to be slow to change their medical diagnostic practices because of perceived liability risks arising from the use of new technology or products, and they may not recommend medical imaging using the Nanox.Arc or other products using our technology until there is long-term clinical evidence to convince them to alter or modify their existing imaging methods. Our efforts to educate patients, radiologists and other members of the medical community on the benefits of our products require significant resources and may not be successful. Our efforts to educate the marketplace may require more resources than are required by conventional technologies marketed by our competitors. In particular, gaining market acceptance for our products in nascent markets, such as China, India, and certain countries in Latin America, could be challenging. Moreover, in the event that the Nanox.Arc or other products using our technology are the subject of guidelines, clinical studies or scientific publications that are unfavorable or damaging, or otherwise call into question their benefits, we may have difficulty in convincing market participants to adopt our products. In addition, medical professionals, patients, providers of medical imaging services and third-party payors may not adopt or reimburse the use of the Nanox.Arc in the near term or at all. If we are unable to achieve or maintain an adequate level of market acceptance, we may not generate significant revenue or become profitable and our business, financial condition, results of operations and prospects would be significantly harmed.

We plan to do business globally, including in certain countries where we might have limited resources and would be subject to additional regulatory burdens and other risks and uncertainties.

We expect to do business globally, including in the United States, China, India and Saudi Arabia, as well as the rest of the world, including the EU and Africa. Commercialization of our X-ray source technology, the Nanox.Arc or the Nanox System in foreign markets, either directly or through third parties, is subject to additional risks and uncertainties, including:

•	reimbursement and insurance coverage;
•	our inability to find agencies, dealers or distributors in specific countries or regions;
•	our inability to directly control commercial activities of third parties;
•	limited resources to be deployed to a specific jurisdiction;
•	the burden of complying with complex and changing regulatory, tax, accounting and legal requirements;
•	different medical imaging practice and customs in foreign countries affecting acceptance in the marketplace;
•	import or export licensing and other requirements;
•	longer accounts receivable collection times;
•	longer lead times for shipping;
•	language barriers for technical training;
•	reduced protection of intellectual property rights in some foreign countries;
•	foreign currency exchange rate fluctuations; and
•	interpretations of contractual provisions governed by foreign laws in the event of a contract dispute.

Sales of the Nanox.Arc, the Nanox Cloud or the Nanox System in foreign markets could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs, any of which may adversely affect our business, financial condition, results of operations and prospects.

Because the Nanox System is still in the development stage, it is not yet approved for third-party payor coverage or reimbursement. If in the future we are approved for and are otherwise able to commercialize it, but are unable to obtain adequate reimbursement or insurance coverage from third-party payors, we may not be able to generate significant revenue, in which case we may need to obtain additional financing.

Because the Nanox System is still in the development stage, it is not yet approved for third-party payor coverage or reimbursement. Coding and coverage determinations as well as reimbursement levels and conditions are important to the commercial success of an imaging product or offering. The future availability of insurance coverage and reimbursement for newly approved medical devices is highly uncertain, and our future business will be greatly impacted by the level of reimbursement provided by third-party payors. In the United States, third-party payors decide which imaging products and services they will cover, how much they will pay and whether they will continue reimbursement. Third-party payors may not cover or provide adequate reimbursement for the Nanox System or the imaging services using the Nanox System, assuming we are able to fully develop and obtain all regulatory approvals and clearances to market it in the United States or other geographies. To date, we have not had any discussions with any third-party payors, including any regulatory agencies administering any government funded healthcare programs, regarding the coding, coverage or reimbursement for imaging services using the Nanox System. Accordingly, unless government and other third-party payors provide coverage and reimbursement for our services, patients may not use them, which would cause investors to lose their entire investment. A primary trend in the United States healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular products and services. Reimbursement may not be available, or continue to be available, for the Nanox System or the imaging services using the Nanox System, other products or systems using our X-ray source technology or any other products we may develop in the future, or even if reimbursement is available, such reimbursement may not be adequate. We also will be subject to foreign reimbursement policies in the international markets we expect to enter. Decisions by health insurers or other third-party payors in these markets not to cover, or to discontinue reimbursing, our products could materially and adversely affect our business. If such decisions are made, they could also have a negative impact on our ability to generate revenues, in which case we may need to obtain additional financing.

Recent changes in the United States related to payment policies for imaging procedures could have a negative impact on the utilization of our imaging services.

In the United States, over the past several years, the Centers for Medicare & Medicaid Services (“CMS”), the federal agency responsible for administering the Medicare program, has implemented numerous changes to payment policies for imaging procedures in both the hospital setting and non-hospital settings, which include physician offices and freestanding imaging facilities. Some of these changes have had a negative impact on utilization of imaging services. Examples of these changes include:

•	limiting payments for imaging services in physician offices and free-standing imaging facility settings based upon rates paid to hospital outpatient departments;
•	reducing payments for certain imaging procedures when performed together with other imaging procedures in the same family of procedures on the same patient on the same day in the physician office and free-standing imaging facility setting;
•	making significant revisions to the methodology for determining the practice expense component of the Medicare payment applicable to the physician office and free-standing imaging facility setting which results in a reduction in payment; and
•	revising payment policies and reducing payment amounts for imaging procedures performed in the hospital outpatient setting.

We also expect increased regulation and oversight of advanced diagnostic testing. One provision in the Protecting Access to Medicare Act requires CMS to develop appropriate use criteria (“AUC”) that professionals must consult when ordering advanced diagnostic imaging services (which include magnetic resonance imaging (“MRI”), CT, nuclear medicine (including position emission tomography) and other advanced diagnostic imaging services that the Secretary of the Department of Health and Human Services (“HHS”) may specify). Beginning in 2020, payment will be made to the furnishing professional for an applicable advanced diagnostic imaging service only if the claim indicates that the ordering professional consulted a qualified clinical decision support mechanism, as identified by HHS, as to whether the ordered service adheres to the applicable AUC. To the extent that these types of changes have the effect of reducing the aggregate number of diagnostic medical imaging procedures performed in the United States, our business, results of operations, financial condition and cash flows would be adversely affected.

Billing complexities associated with obtaining payment or reimbursement may negatively affect our revenue, cash flow and profitability.

Billing for imaging services is complex. Payment is provided by individual patients and from a variety of payors, such as commercial insurance carriers, managed care organizations and governmental programs. Each payor typically has different billing requirements, and the billing requirements of many payors have become increasingly stringent.

Among the factors complicating our customers’ ability to bill and receive reimbursement from third-party payors are:

•	disputes among payors as to which party is responsible for payment;
•	disparity in coverage among various payors;
•	disparity in information and billing requirements among payors; and
•	incorrect or missing billing information, which is required to be provided by the ordering physician.

In addition, we may be required to seek new billing codes for imaging services using the Nanox System, and regulatory authorities may not approve the creation of separate codes. Additionally, even if we are successful, these billing codes or the payment amounts associated with such codes may change in the future.

The impact of these factors may be compounded by our use of the novel Subscription Model. These billing complexities, and the related uncertainty in obtaining payment for our products, could negatively affect our revenue, cash flow and profitability.

Any collaborative arrangements that we may establish in the future may not be successful or we may otherwise not realize the anticipated benefits from these collaborations. We do not control third parties with whom we have or may have collaborative arrangements, and we will rely on them to achieve results which may be significant to us. In addition, any current or future collaborative arrangements may place the development and commercialization of our technology outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

We expect to enter into certain collaborative arrangements with respect to the research, development, manufacture, and commercialization of our technology with different relevant industry participants, including, among others, local operators, integrators, radiologists, cloud storage providers and medical AI software providers and third-party payors. Any future potential collaborative arrangements may require us to rely on external consultants, advisors, and experts for assistance in several key functions, including research and development, manufacturing, regulatory and intellectual property. We cannot and will not control these third parties, but we may rely on them to achieve results, which may be significant to us. Relying upon these collaborative arrangements for our technology subjects us to a number of risks, including:

•	we may not be able to control the amount and timing of resources that our collaborators may devote to our technology;
•	should a collaborator fail to comply with applicable laws, rules or regulations when performing services for us, we could be held liable for such violations;
•	our collaborators may have a shortage of qualified personnel, particularly radiologists who can review the medical images generated by the Nanox System, especially as we deploy additional Nanox Systems and the volume of scans increases;

•	we may be required to relinquish important rights, such as marketing and distribution rights;
•	business combinations or significant changes in a collaborator’s business strategy may adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;
•	under certain circumstances, a collaborator could move forward with a competing product developed either independently or in collaboration with others, including our competitors;
•	our current or future collaborators may utilize our proprietary information in a way that could expose us to competitive harm;
•	our collaborators could obtain ownership or other control over intellectual property that is material to our business; and
•	collaborative arrangements are often terminated or allowed to expire, which could delay the ability to commercialize our technology.

In addition, if disputes arise between us and any of our collaborators, it could result in the delay or termination of the development, manufacturing or commercialization of products containing our technology, lead to protracted and costly legal proceedings, or cause collaborators to act in their own interest, which may not be in our interest. As a result, the collaborative arrangements that we may enter into, may not achieve their intended goals.

If any of these scenarios materialize, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

We also may have other future products where it is desirable or essential to enter into agreements with a collaborator who has greater financial resources or different expertise than us, but for which we are unable to find an appropriate collaborator or are unable to do so on favorable terms. If we fail to enter into such collaborative agreements on favorable terms, it could materially delay or impair our ability to develop and commercialize, and increase the costs of development and commercialization of, our technology.

We could become subject to product liability claims, product recalls, and warranty claims that could be expensive, divert management’s attention and harm our business reputation and financial results.

Our business exposes us to potential liability risks that are inherent in the marketing and sale of products used in patient care. We may be held liable if the Nanox System or if any other product that integrates our X-ray source technology causes injury or death or is found otherwise unsuitable during usage. The Nanox System currently under development incorporates sophisticated components and computer software. Complex software can contain errors, particularly when first introduced. In addition, new products or enhancements may contain undetected errors or performance problems that, despite testing, are discovered only after installation. Patients could allege or possibly prove defects of our products or other products that integrate our technology.

A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs and divert management’s attention. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for the Nanox System;
•	injury to our reputation;
•	costs of related litigation;
•	substantial monetary awards to patients and others;
•	loss of revenue; and
•	the inability to commercialize future products.

Any of these outcomes may have an adverse effect on our business, financial condition and results of operations, and may increase the volatility of our share price.

The coverage limits of our insurance policies we may choose to purchase to cover related risks may not be sufficient to cover future claims. If sales of the Nanox System or other products integrating our technology increase or we suffer future product liability claims, we may be unable to maintain product liability insurance at satisfactory rates or with adequate amounts or at all. A product liability claim, any product recalls or excessive warranty claims, whether arising from defects in design or manufacture or otherwise, could negatively affect our sales or require a change in the design or manufacturing process, any of which could harm our relationship with our customers and partners, and have a material adverse impact on our reputation and business, financial condition, results of operations and prospects.

In addition, if the Nanox System or other products integrating our technology are defective, we, our future customers or partners may be required to notify regulatory authorities and/or to recall the products. See “—Risks Related to Government Regulation—Our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.” Any recall would divert management’s attention and financial resources and harm our reputation with customers, patients, medical professionals and third-party payors. A recall involving the Nanox System would be particularly harmful to our business. The adverse publicity resulting from any of these actions could adversely affect the perception of our customers or partners. These investigations or recalls, especially if accompanied by unfavorable publicity, could result in our incurring substantial costs, losing revenues and damaging our reputation, each of which would harm our business, financial condition, results of operations and prospects.

We are highly dependent on key members of our executive management team. Our inability to retain these individuals could impede our business plan and growth strategies, which could have a negative impact on our business and the value of your investment.

Our ability to implement our business plan depends on the continued services of key members of our senior management. In particular, and to a critical extent, we are dependent on the continued efforts and services of the members of management named in the “Management” section. If we lose the services of such key members of our management team, we would likely be forced to expend significant time and money in the pursuit of replacement individuals, which may result in a delay in the implementation of our business plan and plan of operations. We may not be able to find satisfactory replacements on terms that would not be unduly expensive or burdensome to us. We do not currently carry a key-man life insurance policy that would assist us in recouping our costs in the event of the death or disability of our management team. The loss of members of our management team, or our inability to attract or retain other qualified individuals, could have a material adverse effect on our business, results of operations and financial condition.

The mishandling or the perceived mishandling of sensitive information, or the occurrence of data security breaches, could harm our business.

We expect that the Nanox System will enable us to accumulate a significant amount of highly sensitive and/or confidential information, including medical images and other medical information. These images could be received by our customers or collaborators, such as medical AI-analytics companies, to increase the probability of early disease detection. While employee contracts generally contain standard confidentiality provisions, our employees, customers or collaborators may not properly handle or process sensitive or confidential data. The improper handling of sensitive or confidential data, or even the perception of such mishandling (whether or not valid), or other security lapses by us, our customers or collaborators, could reduce demand for such products or otherwise expose us to financial or reputational harm or legal liability.

In addition, any security breach, including personal data breaches, or incident, including cybersecurity incidents, that we experience could result in unauthorized access to, misuse of, or unauthorized acquisition of the sensitive or confidential information and data (including medical information), the loss, corruption, or alteration of this data, interruptions in our operations, or damage to our systems. Any such incidents could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines and potential liability. An increasing number of digital platforms have disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on portions of their services. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, public perception of the effectiveness of our security measures and brand could be harmed and our results of operations could be negatively affected. Data security breaches and other incidents may also result from non-technical means (e.g., actions by employees or contractors). Any compromise of our security could result in a violation of applicable security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability. Any such compromise could also result in damage to our reputation and a loss of confidence in our security and privacy or data protection measures. Any of these effects could materially and adversely affect our business, financial condition and results of operations.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in our cyber-security.

Our ability to execute our business strategy depends, in part, on the continued and uninterrupted performance of our IT systems, which support our operations. Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from, among others, computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization or similar disruptive problems. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. Any such security breach may compromise information stored on our networks and may result in significant data losses or theft of personally identifiable information. A cybersecurity breach could also hurt our reputation by adversely affecting the patients’ perception of the security of their information. A number of proposed and enacted federal, state and international laws and regulations obligate companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by third parties, including collaborators, vendors, contractors or other organizations with which we expect to form strategic relationships. In addition, a cybersecurity attack could result in other negative consequences, including disruption of our internal operations, increased cyber security protection costs, lost revenue, regulatory actions or litigations.

Exchange rate fluctuations between the U.S. dollar, Japanese Yen and the New Israeli Shekel and inflation may negatively affect our results of operations, and we may not be able to hedge our currency exchange risks successfully.

The U.S. dollar is our functional and reporting currency. However, a portion of our operating expenses, including personnel and facilities related expenses, are incurred in NIS and Yen. As a result, we are exposed to the risks that the NIS and Yen may appreciate relative to the U.S. dollar, or, if the NIS or Yen instead devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS or Yen, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS and Yen and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies), we may be exposed to material adverse effects from such movements. Our exchange rate exposure may change over time as our business evolves and could result in increased costs or reduced revenue and could affect our actual cash flow. Changes in the relative values of currencies occur regularly and, in some instances, may have a significant impact on our operating results. The rate of inflation in Israel or in currency exchange rates may materially change and we might not be able to effectively mitigate these risks.

If significant tariffs or other restrictions related to “trade wars” are placed on Chinese imports or any related counter-measures are taken by China, our revenue and results of operations may be materially harmed.

We have, and expect to enter into, agreements with manufacturers and/or suppliers in China for the production of our X-ray tube, the Nanox.Arc and some of their respective components. If significant tariffs or other restrictions are placed by the United States government on Chinese imports or any related counter-measures are taken by China, our business, financial condition and results of operations may be materially harmed. In July 2018, the Trump Administration announced a list of thousands of categories of goods that could face tariffs. If these duties or any other forms of duties or tariffs are imposed on the Nanox.Arc, our X-ray tube or their components, we may be required to charge higher prices in the United States than we expect, which may result in fewer customers and harm our operating performance. Alternatively, we may seek to shift production outside of China, resulting in significant costs and disruption to our operations and business. Additionally, the Trump Administration continues to signal that it may alter trade agreements and terms between China and the United States, including limiting trade with China, and may impose additional tariffs on imports from China. Our business could also be impacted by retaliatory trade measures taken by China or other countries in response to existing or future tariffs, causing us to raise prices or make changes to our operations, any of which could materially harm our business, financial condition and results of operations.

Our business may be impacted by changes in general economic conditions.

Our business is subject to risks arising from changes in domestic and global economic conditions, including adverse economic conditions in markets in which we operate, which may harm our business. If our future customers significantly reduce spending in areas in which our technology and products are utilized, or prioritize other expenditures over our technology and products, our business, financial condition, results of operations and prospects would be materially adversely affected.

Disruption to the global economy could also result in a number of follow-on effects on our business, including a possible slow-down resulting from lower customer expenditures; inability of customers to pay for products, solutions or services on time, if at all; more restrictive export regulations which could limit our potential customer base; negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and secure other sources of funding in the future on terms favorable to us.

In addition, the occurrence of catastrophic events, such as hurricanes, storms, earthquakes, tsunamis, floods and other catastrophes that adversely affect the business climate in any of our markets could have a material adverse effect on our business, financial condition and results of operations. Some of our operations are located in areas that have been in the past, and may be in the future, susceptible to such occurrences.

The outcome of any future claims and litigation could have a material adverse impact on our business, financial condition and results of operations.

We may, from time to time, be party to litigation in the normal course of business, including class action lawsuits. Due to the inherent uncertainties of litigation, the final outcome of these lawsuits may differ substantially from our expectations and we may not be able to determine the amount of any potential losses we may incur. In the event we are required or determine to pay amounts in connection with any such lawsuits, such amounts could be significant and could have a material adverse impact on our liquidity, business, financial condition and results of operations.

We do not expect to carry any business interruption insurance or any other insurance (except for director and officer and product liability insurance). As a result, we may incur uninsured losses, increasing the possibility that you would lose your entire investment in our company.

Our products and services are in the medical imaging field and so may be subject to claims. We are not immune from product liability or other product claim risks, and we may not be able to maintain insurance on acceptable terms against such risks or that such insurance will be sufficient to protect us against potential claims or that insurance will be available in the future in amounts sufficient to protect us. A product liability claim or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Certain of our directors and/or officers may have interests that compete with ours.

Certain of our directors currently own, operate and manage other entities, which may have similar or different objectives than ours. Such activities could detract from the time these people have to allocate to our affairs. In addition, we had previously entered into a certain consulting agreement and a certain service agreement with an entity owned by Ran Poliakine. See “Certain Relationships and Related Party Transactions—Agreements With Directors and Officers—Relationship With Six-Eye Interactive Ltd.” The terms of such agreements may not be as favorable to us as those that could be obtained from a third party. Moreover, certain of our directors and officers are affiliated with our current shareholders, and may have different interests than other shareholders. For additional information regarding related party transactions and potential conflicts of interest, see “Certain Relationships and Related Party Transactions.” Under the Companies Law, office holders must promptly disclose to us any direct or indirect personal interest that he or she may have and all related material information or documents known to him or her relating to any existing or proposed transaction by us. See “Fiduciary Duties and Approval of Specified Related Party Transactions and Compensation Under Israeli Law—Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.” In addition, on the closing of this offering, we will adopt a code of ethics and conduct that will require our employees, officers and directors to disclose any situation that reasonably would be expected to give rise to a conflict of interest.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Our Intellectual Property

It is difficult and costly to protect our intellectual property and our proprietary technologies, and we may not be able to ensure their protection.

We rely upon a combination of patents and trade secrets to protect the intellectual property related to our proprietary technologies. Our success depends significantly on our ability to obtain and maintain intellectual property protection with respect to our technology and products. Patents and other proprietary rights provide uncertain protections, and we may be unable to protect our intellectual property for reasons including those that result from complex factual and legal issues such as those that create uncertainty as to the validity, scope and enforceability of any particular patent that we hold or for which we have applied. As a result, we may be unsuccessful in defending our patents and other proprietary rights against third-party challenges, which could have a material adverse effect on our business.

Although we are attempting to obtain patent coverage for our technology where available and where we believe appropriate, there are aspects of the technology for which patent coverage may never be sought or received. Additionally, we have obtained, and may in the future obtain, certain intellectual property related to our technology from third parties, and we cannot be certain that such third parties took the necessary actions to maintain such rights or that the transfer of such rights to us was proper and effective. We may, as a result, be subject to claims challenging the ownership or enforceability of such rights. Furthermore, we may not possess the resources to, or for other reasons may not choose to, pursue patent protection on every invention or in any or every country where we may eventually decide to sell our future products. Our ability to prevent others from making or selling duplicate or similar technologies will be impaired for those technologies with respect to which, and in those countries where, we have no patent protection. In addition, there is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, which can prevent a patent from issuing from a pending patent application or later invalidate or narrow the scope of an issued patent. Even if patents do successfully issue and even if such patents cover our technology, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated, or held unenforceable. Any successful challenge to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of our technology.

In addition, for patents that do issue based on our applications or future applications, any issued patents may not provide us with any competitive advantages. Competitors may be able to design around our patents and develop products that provide outcomes comparable or superior to ours. Any changes we make to our product or any future products, including designs that may be required for commercialization or that cause them to have what we view as more advantageous properties, may not be covered by patents and patent applications we have licensed or own, and we may be required to file new applications and/or seek other forms of protection for any such altered products if any such protection is available. In addition, the patent prosecution process is expensive, time-consuming and complicated, and we and our current or future licensors, licensees or collaborators may not be able to prepare, file, prosecute and maintain all necessary or desirable patents or patent applications at a reasonable cost or in a timely manner. It is also possible that we or our current or future licensors, licensees or collaborators will fail to identify patentable aspects of inventions before it is too late to obtain patent protection for them. In addition, if we choose to and are able to secure patent protection in countries outside the U.S., the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. For instance, the legal systems of some countries, including India, China and other developing countries, do not favor the enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. Our efforts to seek patent protection for our technology could be negatively impacted by any such changes, which could have a material adverse effect on our existing patent rights and our ability to protect and enforce our intellectual property in the future. In particular, our ability to stop third parties from making, using, selling, offering to sell or importing products that infringe our intellectual property will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions and improvements.

We may come to believe that third parties are infringing on, otherwise violating, our patents or other proprietary rights. To prevent infringement or unathorized use, we may need to file infringement and/or misappropriation suits, which are very expensive and time-consuming, could result in meritorious counterclaims against us and would distract management’s attention. Also, in an infringement or misappropration proceeding, a court may decide that one or more of our patents is invalid, unenforceable, or both, in which case third parties may be able to use our technology without paying license fees or royalties. Even if the validity of our patents is upheld, a court may refuse to stop the other party from using the technology at issue on the grounds that the other party’s activities are not covered by our patents.

In addition to patents, we rely on trade secrets to protect our technology; however, the policies we use to protect our trade secrets may not be effective in preventing misappropriation of our trade secrets by others. In addition, confidentiality agreements executed by our employees, consultants and advisors may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. Litigating a trade secret claim is expensive and time consuming, and the outcome may be unexpected. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop knowledge, methods and know-how that allow them to create substantially similar products or services without misappropriating our trade secrets. If we are unable to protect our trade secrets, we may be unable to prevent competitors from using our own inventions and intellectual property to compete against us, and our business may be harmed.

Patent terms may be inadequate to protect our competitive position on our future products for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our future products are obtained, once the patent life has expired, we may be open to competition from competitive products.

Given the amount of time required for the development, testing and regulatory review of new products, patents protecting our future products might expire before or shortly after we or our future partners commercialize those products. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours for a sufficient amount of time, and, as a result, we may not be able to obtain adequate protection from our patent portfolio against competition, in spite of the time and effort invested in the commercialization of our future products.

Claims that our technology or our future products or the sale or use of our future products infringe the patents or other intellectual property rights of third parties could result in costly litigation or could require substantial time and money to resolve, even if litigation is avoided.

Because our industry is characterized by competing intellectual property, we may be subject to legal actions for violating the intellectual property rights of others, including claims that former employees, collaborators or third parties have an interest in our patents, trade secrets or other intellectual property. For example, we may have inventorship or ownership disputes arising from conflicting obligations of employees, consultants or others who are involved in developing our technology or our products.

We also may be required to participate in interference, derivation or opposition proceedings that concern disputes regarding priority of inventions disclosed in our patents. Determining whether a product infringes a patent, as well as priority of inventions and other patent-related disputes, involves complex legal and factual issues and the outcome is often uncertain. We have not conducted any significant search of patents issued to third parties, and third-party patents containing claims covering our technology or methods that predate our patents may exist. Because of the number of patents issued and patent applications filed in our technical areas or fields (including some pertaining specifically to medical imaging technologies), our competitors or other third parties may assert that our technology and the methods we employ in the use of products incorporating our technology are covered by United States or foreign patents held by them. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware, and which may result in issued patents that our technology or other future products would infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe.

As the number of competitors in the market for medical imaging technologies increases, and as the number of patents issued in this area grows, the possibility of patent infringement claims against us increases. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can, including if they have substantially greater resources. Defending against such litigation is costly and time consuming, and would distract our management from our business. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

In the event that we become subject to a patent infringement or other intellectual property lawsuit and if the relevant patents or other intellectual property were upheld as valid and enforceable and we were found to infringe or violate those rights or the terms of a license to which we are a party, we could be prevented from selling any infringing products of ours unless we could obtain a license or were able to redesign the product to avoid infringement. If we were unable to obtain a license or successfully redesign, we might be prevented from selling our technology or other future products. If we are able to redesign, we may need to invest substantial resources in the redesign process. If there is an allegation or determination that we have infringed the intellectual property rights of a competitor or other person, we may be required to pay damages, or a settlement or ongoing royalties, or we may be required to enter into cross-licenses with our competitors. In any of these circumstances, we may be unable to sell our products at competitive prices or at all, and our business, financial condition, results of operations and prospects could be harmed.

In addition, we may be required to indemnify our customers and distributors against claims relating to the infringement of intellectual property rights of third parties related to our products. Third parties may assert infringement claims against our customers or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers or distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or distributors, or may be required to obtain licenses for the products or services they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our distributors may be forced to stop distributing our products or services, and our customers may be forced to stop using our products or services.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during discovery. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a material adverse effect on the price of our ordinary shares. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ordinary shares.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated if we or our future licensors do not comply with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on a patent and patent application are due to be paid to the patent offices and agencies in several stages over the lifetime of the patent and patent application. The U.S. Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In certain circumstances, we may be required to rely on our licensing partners to take the necessary action to comply with these requirements with respect to patents or other intellectual property they have licensed to us. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance, which could include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents, can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors may be able to enter the market and compete with our products, which would have a material adverse effect on our business.

We may be subject to claims that our employees, consultants or advisers have wrongfully used or disclosed alleged trade secrets of their former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants and advisers, including our senior management, were previously employed at other companies that may have proprietary rights related to our business. Some of these employees, consultants and advisers, including members of our senior management, executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that such individuals do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. We are not aware of any such disclosures, or threatened or pending claims related to these matters, but in the future, litigation may be necessary to defend against such claims. If we fail in defending any such claims, we may lose valuable intellectual property rights or personnel, in addition to possibly paying monetary damages and being enjoined from conducting our business as contemplated. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Additionally, a licensor, collaborator, employee, consultant, adviser or other third party may dispute our or our licensor’s ownership of certain intellectual property rights. We seek to address these concerns in our contractual agreements; however, we may not have contractual arrangements with the party in question and/or such provisions may not be effective. If these provisions prove to be ineffective, we may not be able to achieve our business objectives. If we or our licensors fail in defending any such claims, we may have to pay monetary damages and may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property which could adversely impact our business, financial condition and results of operations.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our unregistered trademarks or trade names are valuable assets and may be challenged, infringed, circumvented or declared generic or determined to infringe third party’s marks. We may not be able to protect our rights to these trademarks and trade names, which may be necessary to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. We have not conducted any registrability studies for possible future trademarks to assess whether such marks would be successfully registered. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. In addition, we may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and adversely affect our competitive position, business, financial condition, results of operations and prospects.

Our rights to develop and commercialize our products may be subject to the terms and conditions of licenses and sublicenses granted to us by third parties.

We rely on licenses and sublicenses to certain patent rights and other intellectual property from third parties that are important or necessary to the development of our products, including the software modules that we expect to integrate into the Nanox.Cloud. These and other licenses may not provide exclusive rights to use such intellectual property in all relevant fields of use and in all territories in which we may wish to develop or commercialize our products and the underlying patents may fail to provide the intended exclusivity. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in the markets that we hope to address. Moreover, we would not own at least some of the underlying intellectual property rights related to these products, and as a result our rights would be subject to the continuation and compliance with the terms of those agreements. If such in-licenses were terminated, competitors would have the freedom to develop, seek regulatory approval of, and to market, products similar or identical to ours.

In addition, these license agreements may not grant us the right to control the preparation, filing, prosecution or maintenance of patents and patent applications covering our products. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted or maintained in a manner consistent with the best interests of our business. If our current or future licensing partners fail to file, prosecute or maintain such patents, including the payment of applicable fees, or otherwise lose rights to those patents or patent applications, the intellectual property we have licensed or exclusivity we have been granted may be reduced or eliminated, and our right to develop and commercialize any of our future products that are subject of such licensed rights, and our ability to prevent competitors from developing or commercializing such products, could be adversely affected. In addition, even where we have the right to control patent prosecution and maintenance of patents and patent applications we have licensed from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensees, our licensors and their counsel that took place prior to the date upon which we assumed control over patent prosecution.

Pursuant to the terms of such license agreements, the licensors may also have the right to control enforcement of our licensed patents or defense of any claims asserting the invalidity or unenforceability of these patents. Even if we are permitted to pursue the enforcement or defense of our licensed patents, we may require the cooperation of our future licensors or collaboration partners and any other applicable patent owners and we cannot be certain that such cooperation will be provided to us. We also cannot be certain that our licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent us from continuing to license intellectual property that we may need to operate our business. If we lose any of our licensed intellectual property, our right to develop and commercialize any of our products that are subject of such licensed rights could be adversely affected.

In addition, our future licensors may rely on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-license. If other third parties have ownership rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technologies. In addition, if our licensors have not obtained adequate rights from these third parties, we may need to obtain additional rights from these third parties or we could be prevented from developing and commercializing the related products. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, in which event we may have to cease developing, manufacturing or marketing any product covered by these agreements and we may face other additional penalties or be required to grant our licensors additional rights. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

We may be required to pay certain milestones and royalties and fulfill other obligations under our license agreements with third-party licensors.

We may be required to pay milestones and royalties related to our development or commercialization activities of our products utilizing the technologies licensed or sublicensed from third parties under license agreements we may enter into with them. These payments could adversely affect our overall profitability related to any future products that we may seek to develop or commercialize. In order to maintain our license rights under our license agreements, we may need to meet certain specified milestones or fulfill certain obligations, including to devote a certain amount of resources, in the development of our products. Failure to satisfy such obligations could result in the termination of our rights under such agreements.

If we choose to license our technology to third parties, this could result in disputes or otherwise limit our future operations.

We may also in the future, as one of our strategies, deploy our technology into the market and license patents and other intellectual proprietary rights to third parties. Disputes with our licensees may arise, including regarding the scope and content of these licenses. Additionally, a licensee may use our intellectual property without our permission, dispute our ownership of certain intellectual property rights or argue that our intellectual property does not cover our product. Regardless of whether we pursue legal action to enforce any such dispute, a dispute with a licensee or customer over intellectual property rights may damage our relationship with that licensee or customer and may also harm our reputation in the industry. Our ability to expand into additional fields with our technologies also may be restricted by licenses or other rights we may grant to third parties in the future, including if the licenses are exclusive, the licensee is assigned ownership of intellectual property that we develop or rights of first negotiation or refusal are granted. For instance, pursuant to the Right of First Negotiation Agreement with FUJIFILM Corporation, dated May 21, 2019, we granted FUJIFILM Corporation a right of first negotiation to obtain an exclusive license to certain of our intellectual property for use in the field of mammography. See “Business—Our Business Model—The Licensing Model” for a description of the terms of such agreement. While we do not currently plan to use this intellectual property in this field, if we chose to do so in the future, our ability would be limited by these rights and any related rights granted in the future to FUJIFILM Corporation.

Risks Related to Government Regulation

Our product candidates and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

We expect the Nanox.Arc and other future products we develop to be regulated by the FDA as medical devices. Our product candidate is subject to extensive regulation in the United States and elsewhere, including by the FDA and its foreign counterparts, the U.S. Department of Justice (the “DOJ”) and the U.S. Health and Human Services-Office of the Inspector General (“HHS”). The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development and manufacturing; testing, labeling, content and language of instructions for use and storage; clinical trials; product safety; establishment registration and device listing; marketing, sales and distribution; pre-market clearance and approval; conformity assessment procedures; record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to occur, could lead to death or serious injury; post-market approval studies; and product import and export.

The regulations our product candidate is subject to are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales for any approved product. Failure to comply with applicable regulations could jeopardize our ability to sell our future products, if cleared or approved, and result in enforcement actions such as: warning or untitled letters; fines; injunctions; consent decrees; civil penalties; customer notifications; termination of distribution; recalls or seizures of products; administrative detention of medical devices believed to be adulterated or misbranded; delays in the introduction of products into the market; operating restrictions; total or partial suspension of production; refusal to grant future clearances or approvals for new products, new intended uses or modifications to our products; withdrawals or suspensions of current approvals, resulting in prohibitions on sales of our products; and in the most serious cases, criminal prosecution or penalties. The occurrence of any of these events would have a material adverse effect on our business, financial condition and results of operations and could result in shareholders losing their entire investment.

We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our future products, and failure to timely obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business.

In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act (the “FDCA”) or approval of a pre-market approval application (a “PMA”) from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

Modifications to products that are approved through a PMA application generally require FDA approval. Similarly, certain modifications made to products cleared through a 510(k) may require a new 510(k) clearance. Both the PMA approval and the 510(k) clearance process can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Despite the time, effort and cost, a device may not be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory clearances or approvals could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the device or other restrictions or requirements, which may limit the market for the device.

In the United States, we expect to take a multi-step approach to the regulatory clearance process. As a first step, we plan to submit a 510(k) application for a single-source version of the Nanox.Arc to the FDA in January 2020. If we receive FDA clearance, we will continue to optimize and develop further features of the Nanox.Arc, and plan to submit additional 510(k) applications to the FDA with respect to the Nanox.Arc. If cleared, any modification to these systems that has not been previously cleared may require us to submit a new 510(k) premarket notification and obtain clearance, or submit a PMA and obtain FDA approval prior to implementing the change. Specifically, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We may make modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

The FDA can delay, limit or deny clearance or approval of a medical device for many reasons, including:

•	our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our product candidates are safe or effective for their intended uses;
•	the disagreement of the FDA or the applicable foreign regulatory body with the design or implementation of our clinical trials or the interpretation of data from pre-clinical studies or clinical trials;
•	serious and unexpected adverse effects experienced by participants in our clinical trials;
•	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required;
•	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;
•	the manufacturing process or facilities we use may not meet applicable requirements; and
•	the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval.

In order to sell our products in member countries of the European Economic Area (“EEA”), our products must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC). Compliance with these requirements is a prerequisite to be able to affix the Conformité Européene (“CE”) mark to our products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can issue a European Community (“EC”) Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a member state of the EEA to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. If we fail to remain in compliance with applicable European laws and directives, we would be unable to continue to affix the CE mark to our products, which would prevent us from selling them within the EEA.

Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

If we receive regulatory clearance or approval of the Nanox.Arc or other future products, we will remain subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration, and listing of devices. For example, we will be required to submit periodic reports to the FDA as a condition of 510(k) clearance. These reports include information about failures and certain adverse events associated with the device after its clearance. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation.

The regulations to which we are subject are complex and have become more stringent over time. Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. Even after we have obtained the proper regulatory clearance to market a device, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations. The FDA, state and foreign regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state or foreign regulatory authorities, which may include any of the following sanctions:

•	untitled letters or warning letters;
•	fines, injunctions, consent decrees and civil penalties;
•	recalls, termination of distribution, administrative detention, or seizure of our products;
•	customer notifications or repair, replacement or refunds;
•	operating restrictions or partial suspension or total shutdown of production;
•	delays in or refusal to grant our requests for future clearances or approvals or foreign marketing authorizations of new products, new intended uses, or modifications to existing products;
•	withdrawals or suspensions of product clearances or approvals, resulting in prohibitions on sales of our products;
•	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and
•	criminal prosecution.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and results of operations.

In addition, the FDA or state or foreign authorities may change their clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay clearance or approval of our future products under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new clearances or approvals, increase the costs of compliance or restrict our ability to maintain any approvals we are able to obtain. For example, the FDA recently announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. For more information, see “—Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained.”

Our products must be manufactured in accordance with federal, state and foreign regulations, and we could be forced to recall our devices or terminate production if we fail to comply with these regulations.

The methods used in, and the facilities used for, the manufacture of our products must comply with the Quality System Regulation (“QSR”), which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. As manufacturers of electron radiation-emitting products, we are also responsible for compliance with the radiological health regulations and certain radiation safety performance standards.

Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Our products are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

Our third-party manufacturers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products. In addition, failure to comply with applicable FDA or state or foreign requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals; seizures or recalls of our products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s refusal to grant pending or future clearances or approvals for our products; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us, our suppliers or our employees.

Any of these actions could significantly and negatively affect supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and experience reduced sales and increased costs.

The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Advertising and promotion of our future products that obtains approval in the United States may be heavily scrutinized by the FDA, the DOJ, HHS, state attorneys general, members of Congress, and the public. In addition, advertising and promotion of any future product that obtains approval outside of the United States will be heavily scrutinized by comparable foreign regulatory authorities.

We expect that, if cleared or approved, our products, including the Nanox.Arc, will be cleared by the requisite regulatory authorities for specific indications. We expect to train our marketing personnel and direct sales force to not promote our devices for uses outside of the FDA-approved indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our devices off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our devices off-label. Furthermore, the use of our devices for indications other than those approved by the FDA or approved by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among healthcare providers and patients.

If the FDA or any state or foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations. We may become subject to such actions and, if we are not successful in defending against such actions, those actions may have a material adverse effect on our business, financial condition and results of operations. Equivalent laws and potential consequences exist in foreign jurisdictions.

In addition, if our products are cleared or approved, healthcare providers may misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our devices are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. As described above, product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.

Our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

If the Nanox.Arc or our other future products receive clearance or approval, we will be subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA or other regulatory bodies could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance or approval, seizure of our products or delay in clearance or approval of future products.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new clearances or approvals for the device before we may market or distribute the corrected device. Seeking such clearances or approvals may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Physicians, other healthcare providers, and third-party payors will play a primary role with respect to any future products for which we obtain marketing approval. Our arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our product. Restrictions under applicable federal and state healthcare laws and regulations include the following:

•	The U.S. federal healthcare program Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly and practices that involve remuneration to those who prescribe, purchase, or recommend medical devices, including certain discounts, or engaging consultants as speakers or consultants, may be subject to scrutiny if they do not fit squarely within the exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability. Moreover, there are no safe harbors for many common practices, such as educational and research grants. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of our current or future practices might be challenged under one or more of these laws, including, without limitation, our proposed Subscription Model, and our advisory, consulting and royalty agreements with certain physicians who receive compensation, in part, in the form of stock or stock options.

•	The federal civil False Claims Act prohibits, among other things, any person from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds, or knowingly making, using, or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. In recent years, several healthcare companies have faced enforcement actions under the federal False Claims Act for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product or causing false claims to be submitted because of the company’s marketing the product for unapproved, and thus non-reimbursable, uses. False Claims Act liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of tens of thousands of dollars per false claim or statement. Healthcare companies also are subject to other federal false claims laws, including, among others, federal criminal healthcare fraud and false statement statutes that extend to non-government health benefit programs.
•	The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), imposes criminal and civil liability for knowingly and willfully executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services. In addition, HIPAA, as amended by HITECH, and their respective implementing regulations impose obligations, including mandatory contractual terms, on covered healthcare providers, health plans, as well as their business associates, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.
•	The Physician Payment Sunshine Act, implemented as the Open Payments program, requires manufacturers of certain products reimbursed by Medicare, Medicaid, or the Children’s Health Insurance Program to track and report to the federal government payments and transfers of value that they make to physicians and teaching hospitals, certain other healthcare professionals beginning in 2022, group purchasing organizations, and ownership interests held by physicians and their families, and provides for public disclosures of these data. Manufacturers are required to submit annual reports to the government and failure to do so may result in civil monetary penalties for all payments, transfers of value and ownership or investment interests not reported in an annual submission, and may result in liability under other federal laws and regulations.
•	Many states have adopted laws and regulations analogous to the federal laws cited above, including state anti-kickback and false claims laws, which may apply to items or services reimbursed under Medicaid and other state programs or, in several states, regardless of the payer. Several states have enacted legislation requiring medical device companies to, among other things, establish marketing compliance programs; file periodic reports with the state, including reports on gifts and payments to individual health care providers; make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities; and/or register their sales representatives. Some states prohibit specified sales and marketing practices, including the provision of gifts, meals, or other items to certain health care providers.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations involve substantial costs. Additionally, it is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. Exclusion, suspension and debarment from government funded healthcare programs would significantly impact our ability to commercialize, sell or distribute any product. If any of the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Changes in laws or regulations relating to data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business or could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

We expect to receive health information and other highly sensitive or confidential information and data of patients and other third parties (e.g., healthcare providers who refer patients for scans), which we expect to compile and analyze. Collection and use of this data might raise privacy and data protection concerns, which could negatively impact our business. There are numerous federal, state and international laws and regulations regarding privacy, data protection, information security, and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other data, and the scope of such laws and regulations may change, be subject to differing interpretations, and may be inconsistent among countries and regions we intend to operate in (e.g., the United States, the European Union and Israel), or conflict with other laws and regulations. The regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and this or other actual or alleged obligations may be interpreted and applied in a manner that we may not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other rules or practices including ours. Further, any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of relevant users for the collection, use, retention, or disclosure of such data must be obtained, could increase our costs and require us to modify our services and candidate products, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process patients’ data or develop new services and features.

In particular, we will be subject to U.S. data protection laws and regulations (i.e., laws and regulations that address privacy and data security) at both the federal and state levels. The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. Numerous federal and state laws, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, and disclosure of health-related and other personal information. Failure to comply with such laws and regulations could result in government enforcement actions and create liability for us (including the imposition of significant civil or criminal penalties), private litigation and/or adverse publicity that could negatively affect our business. For instance, California enacted the California Consumer Privacy Act (CCPA) on June 28, 2018, which took effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states.

In addition, we expect to obtain health information that are subject to privacy and security requirements under HITECH and its implementing regulations. The Privacy Standards and Security Standards under HIPAA establish a set of standards for the protection of individually identifiable health information by health plans, health care clearinghouses and certain health care providers, referred to as Covered Entities, and the business associates with whom Covered Entities enter into service relationships pursuant to which individually identifiable health information may be exchanged. Notably, whereas HIPAA previously directly regulated only Covered Entities, HITECH makes certain of HIPAA’s privacy and security standards also directly applicable to Covered Entities’ business associates. As a result, both Covered Entities and business associates are now subject to significant civil and criminal penalties for failure to comply with Privacy Standards and Security Standards. As part of our normal operations, we expect to collect, process and retain personal identifying information regarding patients, including as a business associate of Covered Entities, so we expect to be subject to HIPAA, including changes implemented through HITECH, and we could be subject to criminal penalties if we knowingly obtain or disclose individually identifiable health information in a manner that is not authorized or permitted by HIPAA. A data breach affecting sensitive personal information, including health information, also could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

HIPAA requires Covered Entities (like many of our potential customers) and business associates, like us, to develop and maintain policies and procedures with respect to protected health information that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HITECH expands the notification requirement for breaches of patient-identifiable health information, restricts certain disclosures and sales of patient-identifiable health information and provides for civil monetary penalties for HIPAA violations. HITECH also increased the civil and criminal penalties that may be imposed against Covered Entities and business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and its implementing regulations and seek attorney’s fees and costs associated with pursuing federal civil actions. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA.

Internationally, many jurisdictions have or are considering enacting privacy or data protection laws or regulations relating to the collection, use, storage, transfer, disclosure and/or other processing of personal data, as well as certification requirements for the hosting of health data specifically. Such laws and regulations may include data hosting, data residency or data localization requirements (which generally require that certain types of data collected within a certain country be stored and processed within that country), data export restrictions, international transfer laws (which prohibit or impose conditions upon the transfer of such data from one country to another), or may require companies to implement privacy or data protection and security policies, enable users to access, correct and delete personal data stored or maintained by such companies, inform individuals of security breaches that affect their personal data or obtain individuals’ consent to use their personal data. For example, European legislators adopted the European Union’s General Data Protection Regulation (2016/679) (“GDPR”), which became effective on May 25, 2018, and are now in the process of finalizing the ePrivacy Regulation to replace the European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC). The GDPR, supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, imposes more stringent European Union data protection requirements and provides for significant penalties for noncompliance. Further, the United Kingdom’s initiating a process to leave the European Union has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, the United Kingdom has brought the GDPR into domestic law with the Data Protection Act 2018 which will remain in force, even if and when the United Kingdom leaves the European Union.

Virtually every jurisdiction in which we expect to operate has established its own data security and privacy legal framework with which we must, and our target customers will need to, comply, including the rules and regulation mentioned above. We may also need to comply with varying and possibly conflicting privacy laws and regulations in other jurisdictions. As a result, we could face regulatory actions, including significant fines or penalties, adverse publicity and possible loss of business.

While we are preparing to implement various measures intended to enable us to comply with applicable privacy or data protection laws, regulations and contractual obligations, these measures may not always be effective and do not guarantee compliance. Any failure or perceived failure by us to comply with our contractual or legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our customers, partners or patients to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers or partners may limit the adoption and use of, and reduce the overall demand for, our products and services. Additionally, if third parties we work with violate applicable laws, regulations, or agreements, such violations may put the data we have received at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our customers, partners or patients to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

If we do not obtain and maintain international regulatory registrations, clearances or approvals for our products, we will be unable to market and sell our products outside of the United States.

Sales of our products outside of the United States are subject to foreign regulatory requirements that vary widely from country to country. Approval procedures vary among countries and can involve additional testing. The time required to obtain approval outside of the United States may differ substantially from that required to obtain FDA approval. In addition, the FDA regulates exports of medical devices from the United States. While the regulations of some countries may not impose barriers to marketing and selling our products or only require notification, others require that we obtain the clearance or approval of a specified regulatory body. Complying with foreign regulatory requirements, including obtaining registrations, clearances or approvals, can be expensive and time-consuming, and we may not receive regulatory clearances or approvals in each country in which we plan to market our products or we may be unable to do so on a timely basis. The time required to obtain registrations, clearances or approvals, if required by other countries, may be longer than that required for FDA clearance or approval, and requirements for such registrations, clearances or approvals may significantly differ from FDA requirements. If we modify our products, we may need to apply for additional regulatory clearances or approvals before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we have received. If we are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable product in that country.

Regulatory clearance or approval by the FDA does not ensure registration, clearance or approval by regulatory authorities in other countries, and registration, clearance or approval by one or more foreign regulatory authorities does not ensure registration, clearance or approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining registration or regulatory clearance or approval in one country may have a negative effect on the regulatory process in others.

Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. In May 2019, the FDA solicited public feedback on these proposals. The FDA requested public feedback on whether it should consider certain actions that might require new authority, such as whether to sunset certain older devices that were used as predicates under the 510(k) clearance pathway. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, or restrict our ability to maintain our current clearances, or otherwise create competition that may negatively affect our business.

More recently, in September 2019, the FDA finalized guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA intends to develop and maintain a list device types appropriate for the “safety and performance based” pathway and will continue to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible. The FDA may establish performance criteria for classes of devices for which we or our competitors seek or currently have received clearance, and it is unclear the extent to which such performance standards, if established, could impact our ability to obtain new 510(k) clearances or otherwise create competition that may negatively affect our business.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance or approval for, manufacture, market or distribute our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be promulgated that could prevent, limit or delay regulatory clearance or approval of our future products. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, certain policies of the Trump administration may impact our business and industry. Namely, the Trump administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these executive actions will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose restrictions on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval or clearance that we may have obtained and we may not achieve or sustain profitability.

On April 5, 2017, the European Parliament passed the Medical Devices Regulation (Regulation 2017/745), which repeals and replaces the EU Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member states, the regulations would be directly applicable, i.e., without the need for adoption of EEA member state laws implementing them, in all EEA member states and are intended to eliminate current differences in the regulation of medical devices among EEA member States. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation.

The Medical Devices Regulation will, however, only become applicable three years after publication (in 2020). Once applicable, the new regulations will among other things:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;
•	establish explicit provisions on manufacturers’ responsibilities for follow-up regarding the quality, performance and safety of devices placed on the market;
•	improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;
•	set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•	strengthened rules for the assessment of certain high-risk devices, which may have to undergo an additional check by experts before they are placed on the market.

These modifications may have an effect on the way we conduct our business in the EEA.

Healthcare reform laws could adversely affect our products and financial condition.

During the past several years, the U.S. healthcare industry has been subject to an increase in governmental regulation at both the federal and state levels. Efforts to control healthcare costs, including limiting access to care, alternative delivery models and changes in the methods used to determine reimbursement scenarios and rates, are ongoing at the federal and state government levels.

In March 2010, former President Obama signed into law the Patient Protection and Affordable Care Act, and the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”), which included measures that significantly changed the way healthcare is financed by both governmental and private insurers. While a primary goal of these healthcare reform efforts was to expand coverage to more individuals, it also involved additional regulatory mandates and other measures designed to constrain medical costs. The ACA significantly impacts the medical device industry. Among other things, the ACA:

•	Imposes an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States, which, through a series of legislative amendments, was suspended, effective January 1, 2016 and subsequently repealed altogether on December 20, 2019;
•	Establishes a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical effectiveness research in an effort to coordinate and develop such research; and
•	Implements Medicare payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models.

In addition, the ACA and related healthcare reform laws, regulations and initiatives have significantly increased regulation of managed care plans and decreased reimbursement under Medicare managed care. Moreover, to alleviate budget shortfalls, states have reduced or frozen payments to Medicaid managed care plans. We cannot accurately predict the complete impact of these healthcare reform initiatives, but they could lead to a decreased demand for medical devices and other outcomes that could adversely impact our business and financial results.

Some of the provisions of the ACA have yet to be fully implemented, and certain provisions have been subject to judicial and Congressional challenges. In addition, there have been efforts by the Trump administration to repeal or replace certain aspects of the ACA and to alter the implementation of the ACA and related laws. For example, the Tax Cuts and Jobs Act enacted on December 22, 2017, or TCJA, eliminated the shared responsibility payment for individuals who fail to maintain minimum essential coverage under section 5000A of the Internal Revenue Code of 1986, commonly referred to as the “individual mandate,” effective January 1, 2019. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or the Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. This decision was subsequently appealed, and on December 18, 2019, the U.S. Court of Appeals for the Fifth Circuit affirmed the decision of the district court that the individual mandate, as amended by the TCJA, was unconstitutional. The Fifth Circuit remanded the case to the district court to consider a remedy, including to consider and explain which provisions of the ACA are inseverable and invalid. It is unclear how this litigation, including all future hearings and appeals, and other efforts to challenge, repeal or replace the ACA, or portions thereof, will affect our future products or our business. It is possible that the ACA, as currently enacted or as it may be amended in the future, and other healthcare reform measures that may be adopted in the future, could have an adverse effect on our industry generally and on our ability to commercialize our future products and achieve profitability.

Changes in funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new devices to be reviewed and/or approved or cleared by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Risks Related to Employee Matters

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

Our employment agreements generally include covenants not to compete. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work at all or for a sufficient duration of time to prevent members of our management team from competing with us. For example, Israeli courts have required employers seeking to enforce covenants not to compete to demonstrate that the competitive activities of a former employee will harm one of a limited number of material interests of the employer, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. In Israel, if we cannot demonstrate that such an interest will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our competitiveness may be diminished.

We may not be able to attract and retain the highly skilled employees we need to support our planned growth.

To continue to execute our business and our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense. We may not be successful in attracting and retaining qualified personnel. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, financial condition, results of operations and future growth prospects could be severely harmed.

Risks Related to this Offering and Owning Our Ordinary Shares

Our share price may be volatile, and you may lose all or part of your investment.

The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters based on several factors. This price may vary from the market price of our shares after this offering and the price of our ordinary shares may decline. You may be unable to sell your shares at or above the initial offering price. The market price for our shares may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in results of operations;
•	actual or anticipated changes in our growth rate relative to our competitors, as well as announcements by us or our competitors of significant business developments, changes in relationships with our target customers, manufacturers or suppliers, acquisitions or expansion plans;
•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public, as well as variance in our financial performance from the expectations of market analysts;
•	issuance of new or updated research or reports by securities analysts;
•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
•	additions or departures of key management or other personnel;
•	our involvement in litigation;

•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technology;
•	announcement or expectation of additional debt or equity financing efforts;
•	sales of our ordinary shares or other securities by us, our insiders or our other shareholders, or the perception that these sales may occur in the future;
•	the trading volume of our ordinary shares;
•	market conditions in our industry;
•	changes in the estimation of the future size and growth rate of our markets; and
•	general economic, market or political conditions in the United States or elsewhere.

In particular, the market prices of pre-commercial-stage companies like ours have been highly volatile due to factors, including, but not limited to:

•	our ability to develop and commercialize our technology and future products or services;
•	developments or disputes concerning our product’s intellectual property rights;
•	our or our competitors’ technological innovations;
•	fluctuations in the valuation of companies perceived by investors to be comparable to us;
•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new technologies or patents;
•	failure to complete significant transactions or collaborate with vendors in manufacturing our product; and
•	proposals for legislation that would place restrictions on the price of medical therapies.

These and other market and industry factors may cause the market price and demand for our ordinary shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ordinary shares and may otherwise negatively affect the liquidity of our ordinary shares. In addition, the stock market in general, and Nasdaq Capital Markets and emerging growth companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such broad market fluctuations, and other factors (such as variations in quarterly and yearly operating results, general trends in the medical imaging industry, and changes in state, federal or other applicable regulations affecting us and our industry) may adversely affect the market price of our ordinary shares, if a market for them develops.

In the past, when the market price of shares has been volatile, holders of those shares have instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert resources and the time and attention of our management.

Prior to the completion of our initial public offering, there was no public trading market for our ordinary shares.

The offering under this prospectus is an initial public offering of our ordinary shares. Prior to the closing of the offering, there was no public market for our ordinary shares. While we plan to list our ordinary shares on the Nasdaq Capital Market, our listing application may not be approved. If our application to the Nasdaq Capital Market is not approved or we otherwise determine that we will not be able to secure the listing of the ordinary shares on the Nasdaq Capital Market, we will not complete the offering. In addition, an active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling ordinary shares and may impair our ability to acquire other companies by using our shares as consideration.

We are an “emerging growth company” under the JOBS Act and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and for so long as we continue to be an “emerging growth company” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our reporting is not as transparent as the reporting of other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We will remain an emerging growth company until the earliest of: (i) the last day of our fiscal year during which we have total annual gross revenue of at least $1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided to emerging growth companies under the JOBS Act.

As a foreign private issuer, we are exempt from certain requirements that apply to domestic issuers and we are permitted to follow certain home country corporate governance practices instead of applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to shareholders under rules applicable to domestic issuers.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we intend to furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information.

In addition, as a foreign private issuer, we will be permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the Nasdaq Stock Market for domestic issuers. For instance, we may follow home country practice in Israel with regard to, among other things, composition of the board of directors, director nomination procedure, approval of compensation of officers, and quorum at shareholders’ meetings. For example, under Israeli law, as currently applicable to us, there is no requirement for a majority of our directors to be independent. In addition, we may follow our home country law, instead of the listing rules of the Nasdaq Stock Market, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

As discussed above, we are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We will remain a foreign private issuer until our board determines that we no longer meet the qualification set forth in Securities Act Rule 405 and Exchange Act Rule 3b-4, with such determinations to be made on an annual basis as of the end of our second fiscal quarter. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors must not be U.S. citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We have not paid dividends in the past and have no immediate plans to pay dividends.

We plan to reinvest all of our future earnings, to the extent we have earnings, in order to develop and commercialize our technology and products and to cover operating costs, finance operations and to otherwise become and remain competitive. We have never declared or paid any dividends on our ordinary shares and we do not plan to pay any cash dividends with respect to our securities in the foreseeable future. As we are a development-stage company with limited operating history, we may not be able to generate, at any time, sufficient surplus cash that would be available for distribution to the holders of our ordinary shares as a dividend. Therefore, you should not expect to receive cash dividends on the ordinary shares we are offering. Consequently, investors may need to rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. In addition, the Companies Law imposes restrictions on our ability to declare and pay dividends. See “Description of Share Capital—Dividend and Liquidation Rights” for additional information.

We will incur significant increased costs as a result of becoming a public company that reports to the Securities and Exchange Commission and our management will be required to devote substantial time to meet compliance obligations.

As a public company reporting to the SEC, we will incur significant legal, insurance, director compensation, accounting and other expenses that we did not incur as a private company. We will be subject to reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC that impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) impose various other requirements on public companies. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that are expected to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult and expensive for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under rules implemented by the SEC and the Nasdaq Capital Market, and provisions of Israeli corporate law applicable to public companies. We expect that these rules and regulations will increase our legal and financial compliance costs, introduce new costs such as investor relations and stock exchange listing fees, and will make some activities more time-consuming and costly. Our board and other personnel will need to devote a substantial amount of time to these initiatives. We are currently evaluating and monitoring developments with respect to these rules, and we cannot estimate the amount of additional costs we may incur or the timing of such costs.

As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the second annual report that we file with the SEC after the closing of this offering, our management will be required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above and depending on our status as per Rule 12b-2 of the Exchange Act, our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404. We have not yet commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. This process will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, the outcome of this determination may be unexpected and we may need to implement remedial actions in order to implement effective controls over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Assuming a market for our ordinary shares develops, shares eligible for future sale may adversely affect the market for our ordinary shares.

From time to time after we have been subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act for at least 90 days, certain of our shareholders may be eligible to sell all or some of their ordinary shares by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, non-affiliate shareholders may sell freely after six months subject only to the current public information requirement (which disappears after one year). Of the          ordinary shares expected to be outstanding following completion of the offering, approximately          shares will be held by “non-affiliates” and will be freely tradable without restriction pursuant to Rule 144, although all but          of such shares will be subject to either a              or           lock-up. In addition, certain shareholders will have the ability to cause us to register the resale of their shares under the Registration Rights Agreement or the terms of certain warrants. See “Description of Share Capital—Registration Rights” for a description of the registration rights.

Any substantial sale of our ordinary shares pursuant to Rule 144 or pursuant to any resale prospectus (including sales by investors of securities acquired in connection with this offering) may have a material adverse effect on the market price of our ordinary shares.

We may allocate the net proceeds from this offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” and with which you may not agree.

The allocation of net proceeds of the offering set forth in the “Use of Proceeds” section below represents our estimates based upon our current plans and assumptions regarding industry and general economic conditions, and our future revenues and expenditures. The amounts and timing of our actual expenditures will depend on numerous factors, including market conditions, cash generated by our operations, business developments and rate of growth. Management has broad discretion over the use of proceeds of this offering and we may find it necessary or advisable to use all or portions of the proceeds from this offering for other purposes. Circumstances that may give rise to a change in the use of proceeds and the alternate purposes for which the proceeds may be used are discussed in the section entitled “Use of Proceeds.” You may not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. As a result, you and other shareholders may not agree with our decisions. Our failure to apply these funds effectively could have a material adverse effect on our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or preserve value. See “Use of Proceeds” for additional information.

You will experience immediate dilution in the book value per share of the ordinary shares you purchase.

Because the price per share of our ordinary shares being offered is substantially higher than the net tangible book value per share of our ordinary shares, you will experience substantial dilution in the pro forma net tangible book value of the ordinary shares you purchase in this offering. Based on the assumed initial public offering price of $          per share, the midpoint of the range set forth on the cover page of this prospectus, if you purchase ordinary shares in this offering, you will experience immediate and substantial dilution of $          per share based on the pro forma net tangible book value of the ordinary shares as of December 31, 2019. See “Dilution” for a more detailed discussion of the dilution you will incur if you purchase ordinary shares in this offering. Moreover, we expect, in the future, to issue additional options to purchase our ordinary shares to compensate employees, consultants and directors and may issue additional shares to raise capital, to pay for services, or for other corporate purposes. To the extent our outstanding options or warrants are exercised or ordinary shares are issued at a price below net tangible book value per share, there will be additional dilution to our then-shareholders.

The purchase price of the ordinary shares may not reflect our actual value.

The purchase price of the ordinary shares is and will be determined through negotiations between us and representatives of the underwriters. The price of our ordinary shares may not be indicative of our actual value or any future market price for our securities. This price may not accurately reflect the value of the ordinary shares or the value that potential investors will realize upon their disposition of ordinary shares. The price does not necessarily bear any relationship to our assets, earnings, book value per share or other generally accepted criteria of value.

If equity research analysts do not publish research or reports about us or our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research and reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, the price of our ordinary shares could decline. Moreover, the price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, result in material misstatements in our financial statements. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures are designed to prevent fraud. Our management will be required to assess the effectiveness of our internal controls and procedures and disclose changes in these controls on an annual basis. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404.

Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

We have identified a material weakness in our internal control over financial reporting in connection with the audit of our financial statements as of and for the year ended December 31, 2018. As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented, or detected on a timely basis. Specifically, we determined that the material weakness is related to having an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements.

We have taken action toward remediating this material weakness by hiring additional qualified personnel with US GAAP accounting and reporting experience, and intend to provide enhanced training to existing financial and accounting employees on related US GAAP issues. However, the implementation of these initiatives may not fully address any material weakness or other deficiencies that we may have in our internal control over financial reporting.

Furthermore, we have not yet commenced the process of determining whether our existing internal control over financial reporting systems are compliant with Section 404 and whether there are any other material weaknesses or significant deficiencies in our existing internal controls. These controls and other procedures are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is disclosed accurately and is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Even if we develop effective internal control over financial reporting, these controls may become inadequate because of changes in conditions or the degree of compliance with these policies or procedures may deteriorate, and material weaknesses and deficiencies may be discovered in them. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, disclosure controls and procedures and financial reporting.

We have made, and will continue to make, changes in these and other areas. In any event, the process of determining whether our existing internal controls are compliant with Section 404 and sufficiently effective will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete, even more so after we are no longer an “Emerging Growth Company.” In addition, we cannot predict the outcome of this process and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination of whether or not our internal controls are sufficient and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We may also fail to complete our evaluation, testing and any required remediation needed to comply with Section 404 in a timely fashion. Irrespective of compliance with Section 404, any additional failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Furthermore, if we are unable to certify that our internal control over financial reporting is effective and in compliance with Section 404, we may be subject to sanctions or investigations by regulatory authorities, such as the SEC or stock exchanges, and we could lose investor confidence in the accuracy and completeness of our financial reports, which could hurt our business, the price of our ordinary shares and our ability to access the capital markets.

It is likely that we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year and possibly for future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of passive income; or (2) at least 50% of the value of its assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and our goodwill and other unbooked intangibles will generally be taken into account in determining our asset value.

A non-U.S. corporation’s PFIC status is a factual determination made annually after the close of each taxable year. Based upon our current and projected income and assets (including goodwill and taking into account our cash balances, including the anticipated proceeds from this offering) and the anticipated market price of our ordinary shares in this offering, it is likely that we will be classified as a PFIC for the current and future taxable years at least until we start generating a substantial amount of active revenue. In addition, it is possible that any subsidiary that we own would also be classified as a PFIC for such taxable years. Accordingly, prospective investors should be willing to assume the risks of investing in a PFIC.

If we were to be, or become, classified as a PFIC for any taxable year during which a U.S. Holder (as defined in the section headed “Material Tax Considerations—U.S. Federal Income Tax Consequences”) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Material Tax Considerations—U.S. Federal Income Tax Consequences.”

You are strongly urged to consult your tax advisors regarding the impact of our being a PFIC in any taxable year on your investment in our ordinary shares as well as the application of the PFIC rules.

Risks Related to Our Operations in Israel

Conditions in Israel could materially and adversely affect our business.

Our executive offices are located in Neve Ilan, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. During the last decade, there have been extended hostilities in 2009, 2012 through 2014, with additional small flare-ups as recently as 2018 and 2019.

Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai Peninsula. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria, which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated and chemical weapons have been used in the region. Foreign actors have intervened and may continue to intervene in

Syria. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries and may lead to additional conflicts in the region. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Iran also has a strong influence among extremist groups in the region, including Hamas in Gaza, Hezbollah in Lebanon and various rebel militia groups in Syria. These situations have escalated at various points in recent years and may escalate in the future to more violent events, which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

We currently do not, and we do not expect to, carry any commercial insurance that covers losses resulting from events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot be assured that this government coverage will be maintained or, if maintained, that it will be sufficient to compensate us fully for damages incurred and the government may cease providing such coverage or the coverage might not suffice to cover potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

The termination or reduction of tax and other incentives that the Israeli government provides to Israeli companies may increase our costs and taxes.

The Israeli government currently provides tax and capital investment incentives to Israeli companies, as well as grant and loan programs relating to research and development and marketing and export activities (see “Material Tax Considerations—Israeli Tax Considerations and Government Programs”). In recent years, the Israeli government has reduced the benefits available under these programs and the Israeli governmental authorities may in the future further reduce or eliminate the benefits of these programs. We may take advantage of these benefits and programs in the future; however, there can be no assurance that such benefits and programs will be available to us. If we qualify for such benefits and programs and fail to meet the conditions thereof, the benefits could be canceled and we could be required to refund any benefits we might already have enjoyed and become subject to penalties. Additionally, if we qualify for such benefits and programs and they are subsequently terminated or reduced, it could have an adverse effect on our financial condition and results of operations.

It may be difficult to enforce a U.S. judgment against us, our officers and directors named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Many of our directors or officers are not residents of the United States and a significant portion of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Additionally, Israeli courts might not enforce judgments obtained in the United States against us or our directors and executive officers, which may make it difficult to collect on judgments rendered against us or our officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. For more information, see “Enforceability of civil liabilities.”

Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our amended and restated articles of association to be effective upon the closing of this offering and the Israeli Companies Law, 5759-1999 (the “Companies Law”). These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and certain transactions requiring shareholders’ approval under the Companies Law. In addition, under Israeli law, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company or has other powers toward the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available in Israel to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions of our amended and restated articles of association and Israeli law and tax considerations may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and negatively affect the price of our ordinary shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares if such acquisitions cause the acquirer to hold more than specified thresholds, requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, under Israeli law, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date that the shareholders of both merging companies approved the merger. See “Description of Share Capital—Acquisitions under Israeli Law.”

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders, especially for those shareholders whose country of residence for tax purposes does not have a tax treaty with Israel which exempts such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. In order to benefit from the tax deferral, a pre-ruling from the Israeli Tax Authority may be required.

These provisions of Israeli law and Israeli tax laws may delay, prevent or make difficult a merger with, or an acquisition of us, or all or a significant portion of our assets, which could prevent a change of control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares and therefore depress the price of our shares.

Our amended and restated articles of association provide that our directors (other than external directors) are elected on a staggered basis, such that a potential acquirer cannot readily replace our entire board of directors at a single annual general shareholders meeting.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this prospectus are forward-looking statements. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, prospects, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning:

•	The initiation, timing, progress and results of our research and development, manufacturing and commercialization activities with respect to our X-ray source technology, the Nanox.Arc, the Nanox.Cloud and the Nanox System;
•	our ability to successfully demonstrate the feasibility of our technology for commercial applications;
•	our expectations regarding the necessity of, timing of filing for, and receipt of, regulatory clearances or approvals regarding our technology, the Nanox.Arc and the Nanox.Cloud;
•	our ability to secure and maintain required FDA clearance and similar approvals from regulatory agencies worldwide and comply with applicable quality standards and regulatory requirements;
•	our ability to manufacture the Nanox.Arc, if cleared, at substantially lower costs compared to medical imaging systems that use a legacy analog X-ray source;
•	our ability to manufacture, market and deploy approximately 15,000 Nanox.Arc units within the contemplated timeframe;
•	our ability to meet our planned deployment schedule for the Nanox System units within the contemplated timeframe;
•	the pricing structure of our products and services, if such products and services receive regulatory clearance or approval;
•	the implementation of our business models;
•	our expectations regarding collaborations with third-parties and their potential benefits;
•	our ability to enter into and maintain our arrangements with third-party manufacturers and suppliers;
•	our ability to conduct business globally;
•	our expectations regarding when certain patents may be issued and the protection and enforcement of our intellectual property rights;
•	our ability to operate our business without infringing the intellectual property rights and propriety technology of third parties;
•	regulatory developments in the United States and other jurisdictions;
•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
•	the rate and degree of market acceptance of our technology and our products;
•	development relating to our competitors and the medical imaging industry;
•	our estimates of the adoption of the MSaaS-based model by market participants;
•	our estimates regarding the market opportunities for our technology and our products;
•	our ability to attract, motivate and retain key executive managers;

•	our ability to comply with data protection laws, regulations and similar rules and to establish and maintain adequate cyber-security and data protection;
•	our ability to obtain third-party payor coverage or reimbursement of our Nanox System;
•	our ability to continue as a going concern;
•	our expectation regarding the maintenance of our foreign private issuer and emerging growth company status;
•	our expectations regarding the use of proceeds from this offering; and
•	our success at managing other risks and uncertainties, including those listed under “Risk Factors.”

Many important factors, in addition to the factors described above and in other sections of this prospectus, could adversely impact our business and financial performance. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus and are subject to a number of known and unknown risks, uncertainties and assumptions, including those described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from estimates or forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We expect that we will receive net proceeds from this offering of approximately $       million, based on an assumed initial public offering price of $       per share, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional ordinary shares in full, our net proceeds will be approximately $       million after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from our sale of ordinary shares in this offering, together with our existing cash, cash equivalents and short-term investments, as follows:

•	between $ million to $ million will be used for the manufacturing of the initial wave of Nanox.Arc units planned for global deployment; to the extent the cost-per-unit of the Nanox.Arc is higher than we expected or the amount of proceeds we receive is lower than we expected, we plan to reduce the number of units to be manufactured with such proceeds accordingly;
•	between $ million to $ million will be used for the shipping, installation, deployment and maintenance costs of the Nanox System; to the extent the number of units of the Nanox.Arc to be manufactured is reduced for the reasons described above, the amount of proceeds to be used for shipping, installation and deployment will be reduced accordingly;
•	between $ million to $ million will be used for the continued research and development of the Nanox.Arc, the development of the Nanox.Cloud and for regulatory clearance, which we expect will be sufficient for obtaining the 510(k) medical device clearance with respect to the Nanox.Arc with the FDA;
•	between $ million to $ million will be used for sales and marketing expenses in connection with the deployment of the Nanox System; and
•	the remaining funds, if any, to be used for general and administrative expenses and general corporate purposes.

Pending such use of the net proceeds from this offering, we intend to hold some amounts as cash and to invest the remaining net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments denominated in currencies and with maturities that match our contracted expenditures and financial plans.

The amounts and timing of our actual expenditures will depend on numerous factors, including market conditions, results from our research and development efforts, business developments and opportunities and customer facing and product support activities. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes. Circumstances that may give rise to a change in the use of proceeds and the alternate purposes for which the proceeds may be used include:

•	the existence of unforeseen or other opportunities or the need to take advantage of changes in timing of our existing activities;
•	the need or desire on our part to accelerate, increase, reduce or eliminate one or more existing initiatives due to, among other things, changing market conditions or competitive developments or interim results of research and development efforts;
•	results from our business development and marketing efforts;
•	the effect of federal, state, and local regulation on our business; and
•	the presentation of strategic opportunities of which we are not currently aware (including acquisitions, joint ventures, licensing and other similar transactions).

From time to time, we evaluate these and other factors and we anticipate continuing to make such evaluations to determine if the existing allocation of resources, including the proceeds of this offering, is being optimized.

A $1.00 increase or decrease in the assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $       million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares and we anticipate that, for the foreseeable future, we will retain any future earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends for at least the next several years.

The distribution of dividends may also be limited by the Companies Law, which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. Our amended and restated articles of association provide that dividends will be paid at the discretion of, and upon resolution by, our board of directors, subject to the provision of the Companies Law. See “Description of Share Capital—Dividend and Liquidation Rights.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of December 31, 2019. Our capitalization is presented on:

•	an actual basis;
•	a pro forma basis to give effect to the receipt of $ pursuant to the exercise of warrants held by certain of our shareholders and the related issuance of ordinary shares as a result thereof immediately prior to the closing of this offering; and
•	on a pro forma as adjusted basis to give further effect to the issuance and sale of ordinary shares by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with our audited consolidated financial statements and related notes as appearing elsewhere in this prospectus and the sections of this prospectus titled “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

As of December 31, 2019
	Actual	Pro Forma		Pro Forma As Adjusted(1)
($ in thousands, except share and per share amounts)
Cash and cash equivalents	$	$		$
Shareholders’ equity (deficit):
Ordinary Shares, par value NIS 0.01 per share; shares authorized, actual; shares authorized, pro forma and pro forma as adjusted; shares issued and outstanding, actual; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted			—		—
Additional paid-in capital
Accumulated deficit
Total shareholders’ equity
Total capitalization	$	$		$
(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease the amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization on a pro forma as adjusted basis by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million in the number of ordinary shares we are offering would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $ million, assuming no change in the assumed initial public offering price and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As of December 31, 2019, we did not have any liabilities.

The table above excludes:

•	ordinary shares issuable upon the exercise of options to purchase ordinary shares outstanding under the 2019 Equity Incentive Plan as of December 31, 2019, at a weighted average exercise price of $ per share;
•	additional ordinary shares reserved for future issuance under our 2019 Equity Incentive Plan as of December 31, 2019;
•	ordinary shares issuable upon the exercise of warrants to purchase ordinary shares as of December 31, 2019, at a weighted average exercise price of $ per share, which warrants shall not expire upon the closing of this offering if not exercised; and
•	ordinary shares issuable upon the exercise of options to purchase ordinary shares to be granted to A-Labs Finance and Advisory Ltd, which provided certain consulting services for this offering, at the closing of this offering, at an exercise price of $ per share.

DILUTION

If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share after this offering. Our historical net tangible book value as of December 31, 2019 was $       per share.

Historical net tangible book value per share was calculated by:

•	subtracting our liabilities from our tangible assets as of December 31, 2019; and
•	dividing the difference by the number of ordinary shares outstanding as of December 31, 2019.

Our pro forma net tangible book value as of December 31, 2019 was $       per share. Pro forma net tangible book value per share gives further effect to the receipt of $       pursuant to the exercise of warrants to purchase ordinary shares held by certain of our shareholders and the related issuance of       ordinary shares as a result thereof immediately prior to the closing of this offering.

After giving effect to the sale of       ordinary shares that we are offering at an assumed initial public offering price of $       per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2019 would have been $       per share. This amount represents an immediate increase in pro forma net tangible book value of $       per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of $       per share to new investors purchasing ordinary shares in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2019	$
Increase per share attributable to the exercise of warrants to purchase our ordinary shares
Pro forma net tangible book value (deficit) per share as of December 31, 2019
Increase per share attributable to this offering
Pro forma as adjusted net tangible book value per share after this offering		$
Dilution per share to new investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $       per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease the dilution to new investors by approximately $       per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $       per share and decrease or increase the dilution to new investors by $       per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional ordinary shares in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $       per share, the increase in net tangible book value per share to existing shareholders would be $       per share and the dilution in net tangible book value per share to new investors would be $       per share, in each case assuming an initial public offering price of $       per share (which is the midpoint of the price range set forth on the cover page of this prospectus).

The following table summarizes, on a pro forma as adjusted basis, as of December 31, 2019, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share that existing shareholders paid during the past five years, on the one hand, and the average price per share that new investors are paying in this offering at the assumed initial public offering price of $       per share (which is the midpoint of the price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, on the other hand.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Share
	Number	%	Amount	%
Existing shareholders			$		$
New investors
Total		100%		100%

A $1.00 increase or decrease in the assumed initial public offering price of $       per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease the total consideration paid by new investors by $       million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by        percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by        percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase or decrease of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $          and, in the case of an increase, would increase the percentage of total consideration paid by new investors by        percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by        percentage points, assuming no change in the assumed initial public offering price.

If the underwriters exercise their option to purchase additional ordinary shares in full:

•	the percentage of ordinary shares held by existing shareholders will decrease to approximately % of the total number of our ordinary shares outstanding after this offering; and
•	the number of shares held by new investors will increase to , or approximately % of the total number of our ordinary shares outstanding after this offering.

The pro forma and pro forma as adjusted information discussed above is illustrative only. Our actual net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to new investors participating in this offering.

The number of our ordinary shares outstanding after this offering is based on              ordinary shares outstanding as of December 31, 2019 and excludes:

•	ordinary shares issuable upon the exercise of options to purchase ordinary shares outstanding under the 2019 Equity Incentive Plan as of December 31, 2019, at a weighted average exercise price of $ per share;
•	additional ordinary shares reserved for future issuance under our 2019 Equity Incentive Plan as of December 31, 2019;
•	ordinary shares issuable upon the exercise of warrants to purchase ordinary shares as of December 31, 2019, at a weighted average exercise price of $ per share, which warrants shall not expire upon the closing of this offering if not exercised; and
•	ordinary shares issuable upon the exercise of options to purchase ordinary shares to be granted to A-Labs Finance and Advisory Ltd, which provided certain consulting services for this offering, at the closing of this offering, at an exercise price of $ per share.

To the extent any of these outstanding options or warrants are exercised, there will be further dilution to new investors. To the extent all of such outstanding options and warrants had been exercised as of December 31, 2019, the pro forma as adjusted net tangible book value per share after this offering would be $       , and total dilution per share to new investors would be $       .

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected consolidated historical financial data which is derived from our audited financial statements, which have been prepared in accordance with U.S. GAAP. The selected statement of operations and balance sheet data for the years ended or as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. For periods and at dates prior to the Asset Purchase, our financial statements were prepared based on the historical financial statements of Nanox Gibraltar, with certain adjustments as described under “Basis of Presentation.” You should read this selected consolidated financial data section in conjunction with, and it is qualified in its entirety by, reference to our historical financial information and other information provided in this prospectus including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The historical results set forth below are not necessarily indicative of the results to be expected in future periods.

	Year ended December 31,
	2019	2018
	($ in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Research and development expenses	$	$672
Marketing, general and administrative expenses		1,232
Operating loss		(1,904)
Financial expenses, net		5
Net loss for the year	$	$(1,909)
Basic and diluted loss per ordinary share(1)	$	$(0.09)
Weighted average number of ordinary shares outstanding – basic and diluted(1)		20,792,973
(1)	Basic loss per share and diluted loss per share are the same because outstanding options would be anti-dilutive due to our net losses in these periods. See Note 9 to our financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to our ordinary shareholders.
	As of December 31,
	2019	2018
	($ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$	$5
Working capital(1)		(6,540)
Total assets		1,855
Total liabilities		8,239
Accumulated deficit		(18,038)
Total shareholders’ deficit		(6,384)
(1)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Early detection saves lives—and we at Nanox are focused on applying our proprietary medical imaging technology to make diagnostic medicine more accessible and affordable across the globe. Our vision is to increase early detection of medical conditions that are discoverable by X-ray, which we believe is key to increasing early treatment, improving health outcomes and, ultimately, saving lives.

To further our vision, we designed the Nanox.Arc, a medical imaging system incorporating our novel X-ray source, and we are developing the Nanox.Cloud, a companion cloud software. If cleared, we plan to market and deploy the Nanox System broadly across the globe at a substantially lower cost compared to currently available medical imaging systems, such as CT. We believe that, if cleared, our technology’s relatively low cost will enable us to increase accessibility and affordability of early-detection medical imaging systems globally.

Since our inception, we have devoted substantially all of our financial resources to acquiring the base technology for our X-ray source and related know-how, conducting research and development activities, organizing and staffing our company, developing our business plan, securing related intellectual property rights and raising capital. We do not have any product approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from the sale of our ordinary shares and those of our predecessor company. During the years ended December 31, 2018 and 2019, we received net cash proceeds of $3.7 million and $          million from the sales of our and our predecessor’s ordinary shares.

We have incurred significant operating losses since our inception. Our ability to achieve profitability depends on the successful development and commercialization of our technology and our products. We incurred net losses of $1.9 million and $         million for the years ended December 31, 2018 and 2019, respectively. As of December 31, 2019, we had an accumulated deficit of $         million. We expect to continue to incur significant expenses for at least the next several years as we advance the Nanox System through further development and regulatory approval. If we obtain marketing approval for the Nanox.Arc, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

We plan to jumpstart the MSaaS-based medical imaging market by producing and deploying an initial wave of approximately 15,000 Nanox.Arc units. We estimate that effectively stimulating market interest in our Nanox System will require deploying at least 5,000 to 10,000 Nanox.Arc units. In addition, we believe that a minimum installed base of at least 1,000 Nanox.Arc units will be required to support our business during the initial wave of deployment, assuming we enter into at least one licensing agreement on commercially reasonable terms. We expect to incur significant expenses for the manufacture, installation, deployment and maintenance of the Nanox System. As a result, we need substantial funding to support our continuing operations and pursue our business strategy before we can generate significant revenues. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our products or delay our pursuit of potential in-licenses or acquisitions.

As of December 31, 2019, we had cash and cash equivalents of $         . We believe that the anticipated net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will enable us to fund our operating expenses and capital expenditure requirements for at least the next              months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we expect. See “—Liquidity and Capital Resources.”

Asset Purchase

The Company (NANO-X IMAGING LTD), an Israeli limited liability company, was formed on December 20, 2018. Pursuant to the Asset Purchase Agreement, as amended on December 3, 2019 and December 31, 2019, substantially all of the assets of Nanox Gibraltar, including all patents, patent applications and all other intellectual property rights, but not including the shares of Nanox Japan, Inc., a wholly owned subsidiary of Nanox Gibraltar (“Nanox Japan (predecessor)”), were sold to the Company for an aggregate consideration of $13.2 million, reflecting the fair market value of the transferred assets, which was estimated to be $6.1 million (excluding cash) based on an independent valuation report, plus the cash balance less $200,000, which totaled $7.1 million as of the date of the Asset Purchase Agreement.

Under the terms of the Asset Purchase Agreement, the consideration for the transferred assets will be paid only on the occurrence of one of the following events: (a) the closing of a transaction involving the sale of all or substantially all of the Company’s assets; (b) the acquisition of the Company by, or the merger of the Company with, another entity, consolidation, reorganization, recapitalization, sale, assignment or disposal by the Company of all or substantially all of the issued and outstanding shares of the Company; (c) the transfer, sale, lease, grant or other disposition of or the grant of an exclusive license over all or substantially all of Company’s assets, including, but not limited to, intellectual property, with the same economic effect to that of a sale and/or cessation of its business; (d) any other transaction, except for a financing round, following which the shareholders of the Company prior to the closing of such transaction own, directly or indirectly, less than 50% of the voting power of the surviving entity; (e) the closing of the first underwritten public offering of the Company pursuant to a registration statement under the Securities Act or the Israeli Securities Law, 5728-1968, as amended (or under equivalent securities law of another jurisdiction) or any other securities laws world-wide with the same effects and results; and (f) an equity financing of the Company at a minimum pre-money valuation of $100.0 million, with proceeds to the Company of at least $30.0 million. In the events of (e) or (f) above, the Company will have the option to pay the consideration in cash or by the issuance to Nanox Gibraltar of the Company’s securities of the same series to be issued upon such event, in an amount reflecting a 25% discount on the price per share to be determined in connection with (e) and (f) above. If the Company elects to pay such consideration in cash, Nanox Gibraltar will have the right, at its sole discretion and in good faith, to reject such payment in cash, and require that the Company pay such consideration in the form of the Company’s securities in such amount and with such discount described above. In connection with this, the Company recorded a related party liability in an amount of $8.2 million in its financial statements as of and for the year ended December 31, 2018.

Components of Our Results of Operations

Revenue

As of the date of this prospectus, we have not generated any revenue from product sales or otherwise.

Operating Expenses

Research and Development Expenses

The table below summarizes our research and development expenses incurred during the periods presented:

	Year ended December 31,
	2019	2018
	($ in thousands)
Research and Development Expenses:
R&D - direct costs, laboratory expenses and other	$	$519
R&D - salaries and wages		131
Patent registration		22
Total	$	$672

Research and development expenses consist primarily of costs incurred in connection with the research and development of our products. These expenses include:

•	expenses incurred in connection with the development of our products, including payments made pursuant to agreements with third parties, such as outside consultants related to process development and manufacturing activities, as well as patent registrations;
•	costs of manufacturing components and materials, including payments made pursuant to agreements with third parties;
•	costs of laboratory supplies incurred for each program;
•	facilities, depreciation and other expenses, including direct or allocated expenses for rent and maintenance of facilities, as well as insurance costs;
•	costs related to compliance with regulatory requirements; and
•	employee-related expenses, including salaries, related benefits and share-based compensation expenses for employees engaged in research and development activities.

We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our suppliers and service providers. Upfront payments, milestone payments (other than those deemed contingent consideration in a business combination) and annual maintenance fees under license agreements are expensed in the period in which they are incurred.

Research and development activities are central to our business. We expect that our research and development expenses will increase substantially over the next several years as we continue development of the Nanox System. We expect to continue to devote a substantial portion of our resources to the Nanox.Arc hardware, the Nanox.Cloud software and our underlying technology for the foreseeable future.

The successful development and commercialization of our products are highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the development of any of our products. This uncertainty is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

•	the timing and progress of development activities;
•	our ability to maintain our current research and development programs and to establish new ones;
•	the receipt of regulatory approvals from applicable regulatory authorities without the need for independent clinical trials or validation;
•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;
•	our ability to establish new licensing or collaboration arrangements;
•	the performance of our future collaborators, if any;
•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;
•	launching commercial sales of our products, including the Nanox.Arc hardware and Nanox.Cloud software, whether alone or in collaboration with others; and
•	maintaining a continued acceptable safety profile of the products following approval.

Any changes in the outcome of any of these variables with respect to the development of our products could result in a significant change in the costs and timing associated with the development of these products. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials or other testing beyond what we currently expect, we could be required to expend significant additional financial resources and time to complete development of our products. We may never obtain regulatory approval for any of our products and third parties may never obtain regulatory approvals for any products containing our technology.

Marketing, General and Administrative Expenses

Marketing expenses consist of public relations and general marketing expenses. General and administrative expenses consist primarily of salaries, related benefits and share-based compensation expense for personnel in executive, finance and administrative functions. General and administrative expenses also include facilities, depreciation and other expenses, which include direct or allocated expenses for rent and maintenance of facilities and insurance, as well as professional fees for legal, patent, consulting, investor and public relations, accounting and audit services.

We anticipate that our marketing, general and administrative expenses will increase as we increase our headcount to support our continued research activities and development of our products. Following the completion of this offering, we also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance and investor and public relations costs associated with being a public company.

Results of Operations

Research and Development Expenses

Research and development expenses were $0.7 million for the year ended December 31, 2018.

Marketing, General and Administrative Expenses

Marketing, general and administrative expenses were $1.2 million for the year ended December 31, 2018. Personnel-related costs for the year ended December 31, 2018 did not include any share-based compensation expense.

Liquidity and Capital Resources

Since our inception, we have not generated any revenue from product sales or otherwise, and have incurred significant operating losses and negative cash flows from our operations. We have not yet commercialized any products or technologies, and we do not expect to generate revenue from sales of any products for several years, if at all. We have funded our operations to date primarily with proceeds from the sale of our and our predecessor company’s ordinary shares.

Cash Flows

The following table provides information regarding our cash flows for the periods presented:

	Year ended December 31,
	2019	2018
	(U.S. Dollars in thousands)
Net cash provided by operating activities	$	$13
Net cash used in investing activities		(73)
Net change in cash and cash equivalents	$	$(60)

Net Cash Provided by Operating Activities

During the year ended December 31, 2018, net cash provided by operating activities was $13,000, resulting from our net loss of $1.9 million, adjusted for non-cash charges and changes in components of working capital of $1.9 million.

Net Cash used in Investing Activities

During the year ended December 31, 2018, net cash used in investment activities was $73,000, primarily due to purchases of property, equipment and software.

Going Concern Consideration

Our consolidated financial statements included elsewhere in this prospectus contain a going concern qualification. We are an early-stage company and have accumulated significant losses. Furthermore, we have a limited operating history and a history of negative cash flow from operating activities. Our ability to continue as a going concern is dependent upon our ability to raise additional capital, our ability to successfully develop and commercialize our technology and our products, and our ability to achieve sustainable revenues and profitable operations.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of the Nanox System and seek marketing approval for this product. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Our expenses will also increase if, and as, we:

•	seek regulatory approvals for any additional products;
•	seek to discover and develop additional products;
•	establish a manufacturing, sales, marketing, medical affairs and distribution infrastructure to commercialize the Nanox System for which we may obtain marketing approval and intend to commercialize on our own or jointly;
•	hire additional quality control and scientific personnel;
•	expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company;
•	maintain, expand and protect our intellectual property portfolio; and
•	acquire or in-license other products and technologies.

We believe that the anticipated net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will enable us to fund our operating expenses and capital expenditure requirements for at least the next          months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with manufacture, research, development and commercialization of products, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on, and could increase significantly as a result of, many factors, including:

•	the scope, progress, results and costs of researching and developing the Nanox System;
•	the costs, timing and outcome of regulatory review of the Nanox.Arc;
•	the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for the Nanox System for which we receive marketing approval;
•	commercial manufacturing of the Nanox System and sufficient inventory to support commercial launch;
•	the revenue, if any, received from commercial sale of the Nanox System, should the Nanox.Arc receive marketing approval;
•	the cost and timing of hiring new employees to support our continued growth;
•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the ability to establish and maintain collaborations on favorable terms, if at all; and
•	the timing, receipt and amount of sales of the Nanox System, if any.

A change in any of these or other variables with respect to the development of any of our products could significantly change the costs and timing associated with the development of that product. Further, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans. See “—Going Concern Consideration.”

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect your rights as an ordinary shareholder. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. In addition, debt financing would result in increased fixed payment obligations.

If we raise funds through collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or products or grant licenses on terms that may not be favorable to us.

If we are unable to raise additional funds when needed, we may be required to delay, reduce or eliminate our product development or future commercialization efforts, or grant rights to develop and market products that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2019 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital (Finance) Lease Obligations
Operating Lease Obligations
Purchase Obligations
Total

We have entered into contracts in the normal course of business with third parties. These contracts do not contain any minimum purchase commitments and are cancelable by us upon prior notice and, as a result, are not included in the table of contractual obligations and commitments above. Payments due upon cancellation consist only of payments for services provided and expenses incurred, including non-cancelable obligations of our service providers, up to the date of cancellation.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and such differences may have a material impact on our financial statements. As applicable to the financial statements, the most significant estimates relate to fair value of share-based payments and the fair value of the liability to related party.

Functional Currency

The U.S. dollar is the currency of the primary economic environment in which our operation is conducted. Revenues and substantial portion of the operational costs are denominated in U.S. dollars. Accordingly, our functional currency is the U.S. dollar (“primary currency”).

Foreign currency assets and liabilities are translated into the primary currency using the exchange rates in effect on the consolidated balance sheet date. Equity accounts are translated at historical rates, except for the change in accumulated deficit during the year, which is the result of the income statement translation process. Revenue and expense accounts are translated using the weighted average exchange rates during the period. Currency transaction gains and losses are presented in financial expenses, as appropriate.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments as cash equivalents, which include short-term bank deposits with original maturities of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash.

Property, Equipment and Software

Property, equipment and software are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

%
Computers and software	10-33
Office furniture and equipment	10-20

Impairment of Long-Lived Assets

We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the long-lived asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset, we recognize an impairment loss, which is the excess of the carrying amount over the fair value of the asset, using the expected future discounted cash flows.

As of December 31, 2018, we did not recognize an impairment loss on its long-lived assets.

Legal and Other Contingencies

Certain conditions, such as legal proceedings, may exist as of the date that the consolidated financial statements are issued and may result in a loss to us, but that will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, our management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Such assessment inherently involves an exercise of judgment. Legal fees are expensed as incurred.

Our management applies the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss would be incurred and the amount of the liability can be estimated, then we would record an accrued expense in our financial statements based on its best estimate. Loss contingencies considered to be remote by management are generally not disclosed unless material. We are currently not a party to any material legal proceedings and are not aware of any pending or threatened material legal proceedings against us.

Research and Development Expenses

Research and development expenses are charged to the statement of operations as incurred.

Income Tax

We account for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to the assets’ estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized, based on the weight of available positive and negative evidence. Deferred tax liabilities and assets are classified as non-current in accordance with ASU 2015-17.

Taxes that would apply in the event of disposal of investments in our subsidiary have not been taken into account in computing the deferred income taxes, as it is our intent and ability to hold these investments.

We account for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement. We accrue interest and penalties related to unrecognized tax benefits under taxes on income (tax benefit).

Share-Based Compensation

We account for stock-based compensation under ASC 718, “Compensation—Stock Compensation,” which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors.

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant. The Company uses the Black-Scholes-Merton option-pricing model as part of such estimation.

We account for equity instruments issued to non-employees in accordance with the provisions of ASC 505-50, which requires that such equity instruments be recorded at their fair value on the measurement date on an accrual basis. The standard requires adjusting the unvested fair value of the share options at each balance sheet date such that the expense recognized is equal to the fair value of the vested award at the time the performance is complete, which is typical upon vesting.

Loss per Share

Basic earnings per share are computed by dividing net income (loss) attributable to our ordinary stockholders by the weighted average number of ordinary shares outstanding for the reporting periods.

In computing our diluted earnings per share, the denominator for diluted earnings per share is a computation of the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Potential dilutive stock outstanding include the dilutive effect of in-the-money options using the treasury stock method.

Fair Value Measurement

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

JOBS Act

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

Internal Control Over Financial Reporting

In connection with the audit of our financial statements as of and for the year ended December 31, 2018, we identified a material weakness in our internal control over financial reporting. The material weakness is related to having an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements.

We have taken action toward remediating this material weakness by hiring additional qualified personnel with U.S. GAAP accounting and reporting experience, and intend to provide enhanced training to existing financial and accounting employees on related U.S. GAAP issues. However, the measures we have taken to date and are continuing to implement may not be sufficient to remediate the material weakness we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weakness in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements, included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

As of December 31, 2019, we had cash equivalents consisting primarily of U.S. Dollar bank deposits. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. Consequently, changes in market interest rates would not have a material impact on our financial position or results of operations.

As of December 31, 2019, we had no debt outstanding and are therefore not exposed to interest rate risk with respect to the cost of servicing and repaying debt.

Inflation-related Risks

We do not believe that the rate of inflation in Israel has had a material impact on our business to date, however, our costs in Israel will increase if the inflation rate in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

Foreign Currency Exchange Risk

Our statements of operations and cash flows could be adversely affected in the future due to changes in foreign exchange rates. We expect to have cash and cash equivalents denominated in U.S. Dollars. As a result, changes in foreign currency exchange rates would not have a material impact on our financial position or results of operations.

BUSINESS

Overview

Early detection saves lives—and we at Nanox are focused on applying our proprietary medical imaging technology to make diagnostic medicine more accessible and affordable across the globe. Our vision is to increase early detection of medical conditions that are discoverable by X-ray, which we believe is key to increasing early treatment, improving health outcomes and, ultimately, saving lives.

As a first step to producing a new class of affordable medical imaging systems, we have focused on identifying and developing a novel X-ray source. Our X-ray source is based on a novel digital MEMs semiconductor cathode that we believe can achieve the same functionalities as legacy X-ray analog cathodes, while allowing for lower-cost production than existing medical imaging systems. We developed this technology over eight years to reach commercial applicability. This novel digital X-ray source is the basis of core technology in the Nanox.Arc, the imaging system we are developing, and we believe it also has the potential to replace the legacy X-ray source in other existing imaging systems.

Our solution, which we refer to as the Nanox System, has two integrated components—hardware (Nanox.Arc) and software (Nanox.Cloud). We are developing a prototype of the Nanox.Arc, a medical imaging system incorporating our novel digital X-ray source. Subject to receiving regulatory clearance, the first version of the Nanox.Arc will be a 3D tomosynthesis imaging system. Tomosynthesis is an imaging technique widely used for early detection, that is designed to produce a high-resolution, 3D X-ray image reconstruction of the scanned human body part for review by a professional diagnostics expert. In parallel, we are developing Nanox.Cloud, a companion cloud-based software that is designed to provide an end-to-end medical imaging service, including services such as image repository, radiologist matching, online and offline diagnostics review and annotation, connectivity to diagnostic assistive AI systems, billing and reporting. The Nanox System is designed to enable MSaaS to improve accessibility and affordability of early-detection services worldwide.

If cleared, we plan to market and deploy the Nanox System globally at a substantially lower cost than currently available medical imaging systems, such as CT, because our digital X-ray source will allow the Nanox.Arc to have a more simplified structure without the costly cooling equipment or the complex rotating mechanism used in legacy CT devices. See “—Our Technology—The Nanox System.” We believe that the Nanox System could increase the accessibility and affordability of early-detection medical imaging systems worldwide.

As we continue to develop the Nanox.Arc, we expect to take a multi-step approach to the regulatory clearance process. As a first step, we plan to submit a 510(k) application for a single-source version of the Nanox.Arc to the FDA in January 2020. If we receive FDA clearance, we will continue to optimize and develop further features of the Nanox.Arc, and plan to submit additional 510(k) applications to the FDA with respect to the Nanox.Arc. We believe that neither our novel digital X-ray source nor the Nanox.Cloud will require regulatory approval or clearance. However, to date, we have not obtained feedback from the FDA regarding our regulatory strategy. We plan to introduce a working prototype of the Nanox.Arc in and, if cleared, we plan to deploy the first Nanox.Arc in          , with wide deployment expected to be achieved in          .

Limitation of Current Medical Imaging Systems and Our Market Opportunity

The main categories of current medical imaging systems that use X-ray sources include CT, mammography, fluoroscopy, angiogram and dental. The analog X-ray source used by these systems produces X-rays by accelerating electrons to high energies, causing them to hit a metal target from which the X-rays are emitted. This requires a significant amount of electrical energy to be transferred to the X-ray tube. Due to the heat generated by this process, one of the most complex mechanical challenges is cooling the analog X-ray source. In addition, for CTs, the mechanical structure is even more complex because the analog X-ray source needs to rotate in a heavy gantry at high speed. We believe these are key factors leading to the high cost and complexity of existing medical imaging systems, which in turn significantly limits the availability of medical imaging for early detection globally. According to a report from the Pan-American Health Organization and WHO in 2012, approximately two-thirds of the world population did not have access to medical imaging, while many people with access to medical imaging face substantial wait times for scanning.

In addition, most market participants, including medical imaging manufacturing companies, medical imaging providers and radiologists, among others, have not provided the same level of end-to-end medical imaging services. One of the reasons is that the scanning process is currently not integrated with the diagnostics process, which contributes to extended wait times for image diagnostics by experts.

We estimate that the total annual capital expenditures on existing X-ray-based medical imaging systems, not including support, maintenance, insurance and ancillary services, will reach approximately $21 billion by 2021, which we believe represents a significant market opportunity for the Nanox System.

Our Solution

We believe the Nanox System addresses the limitations of existing medical imaging systems on three levels:

•	Digital X-ray source with the potential to significantly reduce the costs of medical imaging systems. We believe our digital X-ray source technology will allow us to manufacture the Nanox.Arc, if cleared, at substantially lower costs compared to medical imaging systems that use a legacy analog X-ray source without sacrificing imaging quality. The availability of a lower cost device has the potential to substantially increase medical imaging availability and improve accessibility of early-detection services broadly across the globe.
•	Technology designed to improve upon the industry standard with integrated radiology diagnostics via a cloud-based MSaaS platform. The Nanox.Arc employs our novel digital X-ray source that is designed to be energy-efficient, smaller and can be more precisely controlled compared to existing X-ray source. By integrating the Nanox.Cloud, we believe the Nanox System could provide a streamlined process where each scanned image is uploaded automatically to the cloud system and matched to a human radiology expert and decision assistive AI algorithms to provide scan reviews and diagnostics in a significantly shorter time frame than current diagnostics, which could substantially reduce wait-times for imaging results and increase early detection rates compared to currently employed imaging process protocols.
•	Business model designed to increase the availability of medical imaging. Our primary business model is based on a pay-per-scan pricing structure as opposed to the existing capital expenditure-based business model of existing medical imaging manufacturing companies. We believe our business model will significantly reduce the price per scan compared to the current global average cost of $300 per scan, and has the potential to commoditize medical imaging services at prices that are affordable to a greater number of people.

Our Strategy

•	Secure regulatory clearance for our medical imaging system. We expect to take a multi-step approach to the regulatory clearance process. As a first step, we plan to submit a 510(k) application to the FDA in January 2020. If we receive FDA clearance, we will continue to optimize and develop further features of the Nanox.Arc, and plan to submit additional 510(k) applications to the FDA with respect to the Nanox.Arc.
•	Jumpstart the MSaaS-based medical imaging market with strategic partnerships. We plan to produce and deploy an initial wave of approximately 15,000 Nanox.Arc units over to jumpstart the MSaaS-based medical imaging market. We are in negotiations with global manufacturers to begin commercial production and assembly of the Nanox.Arc and with strategic regional partners for the deployment, operation and marketing of the Nanox System broadly across the globe, including in the United States, certain Asian countries and the rest of the world, including the EU and Africa. We plan to work with these partners to achieve local integrations into health maintenance organizations, electronic health record systems, payment methods and insurance coverage companies. In addition, we are also actively seeking collaboration opportunities with leading cloud-based enterprises, as we anticipate an industry shift to a digital and cloud-based subscription model will bring more digital healthcare disruptors into the market.

•	Maximize the commercial potential of our technology with simultaneous business models. We plan to commercialize our novel X-ray source technology by pursuing three simultaneous business models, which we believe will provide us the flexibility and long-term sustainability to monetize our technology.
•	Subscription Model: In certain countries, if permitted by the laws in the applicable jurisdiction, our primary sales strategy will be based on a pay-per-scan pricing structure, where we expect to sell the Nanox System at low cost or at no cost, with a suggested retail price per scan that is substantially lower than the current global average charge, and receive a portion of the proceeds from each scan as the right-to-use licensing fee.
•	Sales Model: In certain countries, to accommodate specific local regulatory requirements, we expect to sell the Nanox.Arc for a one-time charge at a price that is substantially less than current market offerings.
•	Licensing Model: For certain medical imaging market participants, we plan to tailor our X-ray source technology to their specific imaging systems to replace the legacy X-ray source. We expect to charge a one-time licensing fee upfront and receive recurring royalty payments for each system sold.
•	Leverage the Nanox System to bring added value to our collaborators. We expect that the Nanox System will enable us to accumulate a significant number of medical images, which have the potential to be used by collaborators, such as medical AI-analytics companies, through machine learning algorithms to increase the probability of early disease detection.

Our Technology

Legacy Analog X-ray Source and Limitations of Existing Medical Imaging Systems

The X-ray tube technology has essentially remained unchanged since its inception in 1895. For any type of imaging system to generate X-rays, the system must use X-ray tubes as a source for the X-rays. The X-ray tube converts electrical power into X-rays by accelerating electrons to high energies, causing them to hit a metal target from which the X-rays are emitted. X-rays can only be produced if the X-ray tube is energized, which has historically required a significant amount of electrical energy to be transferred to the X-ray tube. However, only a small amount of the energy deposited into the X-ray tube is actually converted into X-rays; the majority of the energy turns into heat. This is called a thermionic (heat-based) mode of operation where a metal filament needs to be heated up to approximately 2,000°C to generate the electron stream (a “cathode”) that will hit a metal target (an “anode”) to generate the photon-based X-ray stream resulting from that high-energy impact.

Heating the filament to approximately 2,000°C requires the mechanical cathode support systems to withstand high temperatures within a high vacuum, high voltage environment. Tungsten was introduced into the X-ray tube in 1903 for its properties of a high melting point and ductility. The tungsten filaments still used today are critical components of X-ray tubes, but they limit the lifetime of the X-ray tube due to the progressive evaporation of filament material under these high temperatures. At temperatures of up to 2,000°C, the filament evaporates in a hot spot close to the peak temperature location which over time can cause a catastrophic failure of the filament.

We believe that the use of the legacy analog X-ray source is one of the key factors for the high cost of existing medical imaging systems. The main categories of medical imaging systems that use X-ray sources include CT (3D cross-sectional 360° “slicing” X-ray imaging), mammography (2D and 3D breast X-ray imaging), fluoroscopy (real-time X-ray video imaging), angiogram (blood vessels, contrast X-ray imaging) and dental (2D and panoramic X-ray imaging). CT scanners, for example, are complex diagnostic imaging systems that use X-rays to take pictures of a patient’s internal structures and organs. Due to the limitations of the analog X-ray source described above, general radiographic X-ray tubes are not well suited for use in a CT scanner. CT scanners instead use a specialized X-ray tube designed to withstand the excessive amount of heat produced by continuous energization. This X-ray tube is located in the gantry, which is the largest part of a CT scanner and consists of the X-ray detectors, the mechanical supports and the scanner housing. Due to the heat generated by this process, one of the most complex mechanical challenges is cooling the analog X-ray source while rotating it in a heavy gantry at high-speed. One solution used is the rotating anode, where a tungsten metal disk rotates at high revolutions per minute so the electron beam hits a different spot on the disk on a continuous basis to prevent the concentration of heat in one spot on the disk and reduce the likelihood of overheating or burning. In addition, CT scanners require a long continuous exposure time to create 3D photographs of the patient’s body using multiple X-ray images, which means that the X-ray tube must be continually energized and that patients are continuously exposed to radiation throughout that period. As a result of these complexities, most high-quality X-ray tubes for a CT scanner weigh between approximately 50 and 100 kilograms with the cooling mechanism and generally cost over $150,000 each.

Our Novel Digital X-ray Source

Realizing that the X-ray tube technology has essentially not changed in more than 100 years and remains a significant source of complexity and cost-driver of existing X-ray-based medical imaging systems, we developed a novel digital X-ray source that we believe addresses these drawbacks and will enable a new class of medical imaging systems that can be produced at a significantly lower cost than the existing systems.

Our technology has its roots in field emission display (“FED”) technology. FED technology was originally developed by Sony with other technology partners, for television screens and monitors, offering a novel way of lighting screen pixels compared to traditional cathode-ray tubes that were based on a one-source electron gun beam. The field emission display innovation used multiple nano-scale electron guns to achieve a much higher quality image with significantly reduced motion blur effects. In 2009, after having invested substantial resources in the development of this technology for over a decade including through a joint venture called Field Emission Technologies, Inc. (“FET”), Sony ceased development of the project.

In 2009, FET dissolved and transferred certain assets to FET Japan Inc. (“FETJ”). Scientists on our team, who worked at FETJ, applied their expertise to develop non-display related applications, including our X-ray source technology. In 2011, our predecessor company acquired certain non-display related know-how from FETJ and certain members of the FETJ technical team joined us.

After acquiring the technology, we spent over eight years developing a digital X-ray source for the medical imaging industry that could be produced on a commercial scale. Our X-ray source is a MEMs-based semiconductor cathode that achieves electron emission by a non-thermionic low-voltage trigger to approximately 100 million nano-scale molybdenum cones that act as multiple electron “guns,” instead of a single heated filament. The cathode is housed in a customized X-ray tube.

We believe our X-ray source has the following technological advantages over the analog X-ray source:

Reduced duration of radiation exposure. Our X-ray source uses a digital chip that is designed to provide better control and enables near-instantaneous on/off toggling of the electron beam. This source control also enables a precise “stop and start” operation, which we believe can potentially result in significantly reduced duration of radiation exposure compared to an analog X-ray source that exposes patients to continuous radiation exposure.

Multi-spectral imaging capacity using one X-ray source. Our X-ray source is designed to create multi-spectral imaging using one X-ray source chip because there is complete independence and separation between the strength of X-ray penetration and the amount of photons for illumination (referred to as “KvP / MA”). KvP represents the speed of electrons that gives the X-ray its penetrating power, and higher KvP means the X-rays can penetrate higher density materials such as bones. MA represents the amount of photons or brightness levels of the X-ray image. For legacy X-ray sources, KvP / MA ratios were codependent in a linear relationship and each X-ray source could only produce one set of KvP / MA combinations dedicated for a particular use (for example, either tissue images or bone images, but not both simultaneously). We believe our X-ray source technology can produce multi-spectral imaging from one X-ray source, which allows for variable energy levels to be controlled during one scan. With multi-spectral imaging, one source chip can be used for multiple types of scans, such as head-scans, abdomen, mammography and angiograms, involving both soft and hard tissues at variable densities, simultaneously. We believe this multi-spectral imaging could also be applied to real-time video imaging. The image below is a general illustration of the functionality and capability of multi-spectral imaging.

Higher frequency use over a longer lifetime. Our X-ray source is based on a field of multiple electron guns on our MEMs-based cathode that spread the load of electron generation among many “producers” compared to a single filament that heats to a high temperature in the analog X-ray tube. As a result, our digital X-ray source is designed to shoot an electron beam at different locations on a stationary anode during each duty cycle without the need for the complex, high precision rotating mechanism. In addition, the near instant on/off toggling feature of our digital X-ray source is designed to allow us to reduce the duration of each operation. As a result, we believe our medical imaging system will have higher stability and a longer lifetime, with a longer mean time between failures.

Simplified hardware structure. Because our X-ray source is designed to direct an electron beam at different locations for each duty-cycle as described above, we are able to have multiple stationary tubes arranged around the patient as opposed to one tube that rotates around the patient. We believe this could reduce the complexity and cost of the Nanox.Arc compared to legacy CT devices. In addition, the current approach to increase durability of the tungsten anode in CT devices, the rotating anode mechanism discussed above, requires both a significant increase in tube size and cost to allow for the complex movements of the components. In contrast, we believe by using our X-ray source we will be able to significantly reduce the size of X-ray tubes and simplify the structure of our medical imaging system.

We believe our X-ray source has the potential to replace the legacy X-ray source in other existing imaging systems, as well as the X-ray source in systems used in other industries, such as security scanners.

The Nanox System

The Nanox System has two integrated components — hardware (Nanox.Arc) and software (Nanox.Cloud).

We are developing a prototype of the Nanox.Arc, a medical device that integrates our proprietary and novel X-ray source. Subject to receiving regulatory clearance, the first version of the Nanox.Arc is expected to be a 3D tomosynthesis imaging system that produces a 3D reconstruction of the scanned human body part, as illustrated in the image below. The Nanox.Arc, using our X-ray source, is being designed to produce partial and full-body scans, with remote operation capability, and to have a full 15 to 130 KvP energy range with up to 240 MA, multi-spectral imaging range, as well as quiet operation, cloud connectivity and standard compliance safety mechanisms. It is being designed for easy setup and operation with multiple stationary X-ray tubes arranged around the patient. The substantial majority of operational software that we anticipate will be used to run the Nanox.Arc will be cloud-computing based and integrated with the Nanox.Cloud, as further explained below.

In addition to the Nanox.Arc, we are developing the Nanox.Cloud, a companion cloud software that will allow for the delivery of medical screening as a service. With the Nanox.Cloud, we anticipate that the high-cost components of existing medical imaging systems, such as analytics and computing software that are traditionally installed via multiple licenses on-premise and on a per-system basis, will become centralized through the cloud. We believe this will significantly reduce on-going software and IT licensing costs and enable a wide range of functionalities, such as per-body-part vertical analysis, multiple AI diagnostics and remote support. The Nanox.Cloud is also expected to be able to provide an end-to-end medical imaging service, including services such as image repository, radiologist matching, online and offline diagnostics review and annotation, connectivity to medical imaging AI systems and billing and reporting.

A reliable and streamlined, post-scan imaging service is central to the delivery of effective clinical services. Today, even patients in developed countries experience delays of weeks and sometimes months for medical imaging and subsequent diagnostics results. For example, in Canada, access to medical imaging procedures is a growing problem with months of reported wait times for magnetic resonance imaging (“MRI”) and CT screening. Long wait times not only negatively impact patient outcomes but also add significant costs to the Canadian healthcare system each year due to delays in detection and treatment. Wait times for a CT scan can be longer than six weeks in Scotland, over 12 months in Ireland, and in the UK, tens of thousands of suspected cancer patients face month-long wait times to discover whether they have a particular illness due to delays in analyzing scans and X-rays. The Nanox System is designed to address such gaps and inefficiencies between completion of the scan and follow-on diagnostics.

We believe the Nanox System, if successfully developed, will streamline the entire medical screening process ranging from scanning to support diagnostics, and solve the bottleneck of imaging-to-diagnostics. The image below illustrates the potential interplay among the Nanox.Arc, the Nanox.Cloud and third-party participants.

We also expect to be able to offer the Nanox System for a substantially lower cost than existing medical imaging systems, which we believe is key to achieving our goal of making early-detection medical imaging systems more accessible globally. We believe our novel X-ray source is crucial to our ability to substantially reduce the manufacturing cost of the Nanox.Arc. Our digital X-ray source generates X-ray radiation that is measurably identical in all key metrics to the X-ray radiation generated by existing analog X-ray sources, but without creating the high temperature that results from the filament used in the analog X-ray tube, thereby eliminating the need for the costly cooling equipment. In addition, our digital X-ray source is designed to enable the Nanox.Arc to have multiple stationary tubes arranged around the patient, which allows for a more simplified structure, as opposed to requiring the heavy, complex, high-precision rotating mechanisms used in legacy CT devices. We currently estimate the aggregate cost of purchasing and assembling the components of the Nanox.Arc will be approximately $8,000 to $12,000 per unit, assuming at least 15,000 Nanox.Arc units will be manufactured. We believe this will enable us to offer the Nanox System at a substantially lower cost than the cost of existing medical imaging systems based on analog X-ray sources. For example, a new high-end CT scanner sells for $1,350,000 to $2,100,000, with an additional $35,000 to $100,000 for cardiac software, $15,500 to $35,000 for lung software and approximately 10% to 14% of the capital expenditure cost for annual support and maintenance services, reaching a total cost of ownership in the millions of dollars.

Our estimated manufacturing costs of the Nanox.Arc are subject to a number of assumptions and uncertainties and the actual cost per unit could vary significantly from our estimate, which would have a negative impact on our business. See “Risk Factors—We are a development-stage company with limited operating history. We may never be able to effectuate our business plan or achieve any revenue or reach profitability. Therefore, at this stage of our business, potential investors have a high probability of losing their entire investment,” “Risk Factors—The success of our primary business model, the Subscription Model, is subject to numerous risks and uncertainties,” “Risk Factors—We may experience development or manufacturing problems and higher costs, or delays that could limit our revenue, if any, or increase our losses” and “Risk Factors—We may not be able to successfully execute our business models.”

We do not believe that our novel digital X-ray source will require regulatory approval or clearance because we believe it falls within a category of radiology vacuum tubes converting electrical input power into X-rays that utilize the same energy levels, radiation types and throughputs as already existing and approved X-ray tubes applied in a wide range of radiology medical procedures. As a result, we expect that there will be no novel claim or methodology related to the X-ray radiation produced by the digital X-ray source. In addition, we do not believe that the Nanox.Cloud will require regulatory approval or clearance because we expect that it will utilize software modules already cleared by the FDA for purposes of image transfer, upload, display and review. As we continue to develop the Nanox.Arc, we expect to take a multi-step approach to the regulatory clearance process. As a first step, we plan to submit a 510(k) application to the FDA in January 2020 to seek clearance of a medical imaging system that incorporates a single digital X-ray source. The submission will be based on a predicate filing for an equivalence claim to an existing FDA-approved X-ray imaging system by another market participant. Because our novel digital X-ray source incorporated into this system generates X-ray radiation that is measurably identical in all key characteristics to the X-ray radiation generated by the analog X-ray source incorporated into existing FDA-cleared X-ray imaging systems, we expect to make no new claims as to the operation, image quality or functionality of this system versus the predicate device. If we receive FDA clearance, we will continue to optimize and develop further features of the Nanox.Arc, and plan to submit additional 510(k) applications to the FDA with respect to the Nanox.Arc. To date, we have not obtained feedback from the FDA regarding the regulatory pathways for any of our product candidates.

Our Business Model

We plan to commercialize our X-ray source technology through three simultaneous business models: (i) the Subscription Model, (ii) the Sales Model and (iii) the Licensing Model. The chart below illustrates the various revenue streams we expect to derive from these three business models. We expect the Subscription Model to be our primary business model and the key vehicle to achieving our vision of increasing early-detection of medical conditions that are discoverable by X-ray.

Business Model	Upfront Fee	Pay-Per-Scan	Royalty	Maintenance
Subscription Model	✓ *(At low or no cost)*	✓		✓*
Sales Model **(e.g. China)**	✓			
Licensing Model	✓		✓

*	We expect to contract with third parties to provide maintenance and support services.

The Subscription Model

The foundation of the Subscription Model is our integrated offering of the Nanox.Arc and the Nanox.Cloud, which we refer to as the “Nanox System.” Under the Subscription Model, we expect to sell the Nanox System, if cleared or approved by the requisite regulatory authorities, either at low cost or at no cost, and to receive a portion of the proceeds from each scan as the right-to-use licensing fee, with the remaining amount allocated among our partners, including the local operators, radiologists, cloud storage providers, medical AI software providers and others, on a case by case basis. While the actual pricing charged by local operators may be greater than our suggested retail price, the retail price per scan in all markets other than the United States is still expected to be substantially less than the global average of approximately $300. In the United States, we expect the retail price to represent a significant reduction compared to the $3,275 average cost of a CT scan. We expect the Nanox System will be operated by local operators independent from us, but we would contract with third parties to provide the day-to-day maintenance of the Nanox System.

While we believe our novel X-ray source could provide existing market participants with the paradigm shift needed for preventive healthcare disruption, we also believe existing market participants are not likely to undertake the change-leadership route and will be slow to adopt the MSaaS model. Accordingly, we plan to produce and deploy approximately 15,000 Nanox.Arc units broadly across the globe over                 to jumpstart the MSaaS-based medical imaging market, including in the United States, certain Asian countries such as India and Saudi Arabia, as well as the rest of the world, including the EU and Africa. We estimate that effectively stimulating market interest in our Nanox System will require deploying 5,000 to 10,000 Nanox.Arc units. We believe that this strategy will help initiate market disruption and accelerate the adoption of our novel X-ray source technology by traditional industry leaders.

The Sales Model

In certain countries, such as China, we intend to commercialize our technology using the Sales Model to accommodate specific local regulatory requirements. Under this model, we expect to sell the Nanox System, if cleared or approved by the requisite regulatory authorities, for a one-time charge. We expect this retail price to be higher than the upfront sales price under the Subscription Model but still substantially lower than the cost of existing medical imaging systems. We expect to enter into arrangements with third-party cloud vendors which will be responsible for providing the Nanox.Cloud services, and be paid separately by the owner-operators of the Nanox Systems. In addition, we expect to contract with third-party service providers to provide maintenance services for the Nanox Systems at the owner-operators’ own costs.

The Licensing Model

While we believe the medical imaging industry will eventually migrate towards the recurring revenue-based MSaaS model, we expect certain leading market participants will be slower to adopt this model. For these market participants, we expect to provide an intermediate solution through which they will adopt our X-ray source technology for their existing systems. Under the Licensing Model, we would be engaged to tailor our X-ray source to the specific systems of medical imaging device manufacturers for a one-time licensing fee upfront for the X-ray source, as well as recurring royalty payments for each system sold. The licensees would be responsible for the operation of the medical imaging systems integrating our X-ray source. Although we expect to initially rely on the Licensing Model, in part, we view the Licensing Model as a transitional phase, aimed at maximizing the commercial value of our technology and strategic buy-in from market participants to our vision through partnership and commercial relationships.

FUJIFILM Corporation was the first medical imaging device manufacturer to participate in our licensing model. On May 21, 2019, Nanox Gibraltar, our predecessor company, entered into a Right of First Negotiation Agreement with FUJIFILM Corporation. Under the terms of such agreement, the parties agreed to exclusively negotiate in good faith the terms and conditions of a potential commercial agreement until December 31, 2019. The terms of the commercial agreement are intended to cover the exclusive, worldwide licensing of certain patents and know-hows related to mammography medical devices and solutions owned by us to FUJIFILM Corporation to develop, manufacture, market, distribute, operate and use mammography equipment and services (the “field of use”). Under the Right of First Negotiation Agreement, if such commercial agreement was not entered into by December 31, 2019, and if we later become involved in any negotiation to enter into an agreement for the grant of license of the patents covered by the agreement in the field of use to any third party, FUJIFILM Corporation would have a right of first negotiation for six months with respect to such proposed transaction under terms and conditions no less favorable to us than those proposed or offered by or to such third party. Under the terms of the Right of First Negotiation Agreement, Nanox Gibraltar agrees to cause us to assume all of its obligations under such agreement upon the transfer of the assets to us. We are discussing the terms of a potential commercial agreement with FUJIFILM Corporation.

Sales and Marketing

We plan to commercialize our technology using the three simultaneous business models described above broadly across the globe by             , including in the United States, certain Asian countries such as China, India and Saudi Arabia, and the rest of the world, including the EU and Africa. Our sales and marketing strategy varies depending on specific geographical regions, as different regions generally require different marketing approaches.

In most countries, other than the United States, we expect to primarily market through local partnerships with strong national branding and operational market participants in the target region. These local partners would be engaged in deploying and operating our medical imaging systems, training and recruiting a local medical professional workforce to operate the systems and providing medical imaging diagnostics for the systems’ scan results.

In the United States, because we expect our systems will be relatively simple and cost effective to deploy compared to existing medical imaging systems, many retail locations could potentially become medical imaging service providers with the support of the appropriate partners and radiologists. We have already initiated discussions with some of the largest private clinic chains and retail locations for the potential deployment of thousands of units in the United States.

In addition, we also expect to engage local value-added resellers or integrators in different geographic regions to facilitate the local integration of our systems with health maintenance organizations, electronic health record systems, payment methods and insurance coverage companies. We estimate that it will take approximately three to six months of integration and localization efforts before we can generate sales in a given region.

Manufacturing and Supply

We have optimized the MEMs proprietary manufacturing process and currently use our own equipment in the clean rooms located at the University of Tokyo to manufacture the MEMs X-ray chip, as shown in the picture below. As we further expand our business in connection with the commercialization of our technology, we expect to obtain access to other clean rooms provided by third parties. We plan to retain our core X-ray source technology production activities for the foreseeable future, and we believe we have sufficient manufacturing capacity for our currently anticipated needs.

We have entered into arrangements with a manufacturer for the production of our X-ray tubes. We also expect to rely on third-party manufacturers for the commercial production of the other components of the Nanox.Arc, if cleared or approved by the requisite regulatory authorities. We are in negotiations with a global manufacturer to assemble approximately 15,000 Nanox.Arc units that we plan to deploy in                . We expect that we or the manufacturer will subcontract with other third parties for the commercial supply of certain components of the Nanox.Arc.

We have entered into an agreement with Comm-IT Software Ltd, an IT services company (“Comm-IT”), for the design, architecture, development, testing and integration of the Nanox.Cloud software. Under the terms of the agreement, we will own all intellectual property rights with respect to the work products prepared by Comm-IT.

Collaboration Agreement with Hadasit

We have entered into a Collaboration Agreement, dated September 8, 2019, with Hadasit Medical Research Services and Development Ltd. (“Hadasit”), a wholly owned subsidiary of the Hadassah Medical Organization (“HMO”). Under the terms of the agreement, the parties agreed to collaborate with respect to our medical imaging technology and resulting medical images devices (the “Company Products”), by way of (a) joint research and development projects (each, a “Research Project”); and (b) the provision by Hadasit of services in connection with Company Products, such as testing and consulting work, where no innovative research will be carried out (each, a “Service”). Each Research Project and Service will be rendered under a separate project agreement to be entered into between the parties in writing from time to time (collectively, the “Project Agreements”). Prior to entering into any Project Agreement, a joint steering committee to be established shall be responsible for determining whether such Project Agreement constitutes a Research Project or a Service. The parties envisage the collaboration to continue over a period of five years, unless extended in writing. Under this agreement, Hadasit has agreed to extend competitive prices comparable to prices that it offers to other commercial entities with respect to the Research Projects and Services. We made a non-refundable payment to Hadasit as an advance on account of the Research Projects and Services in the amount of $250,000, plus value-added tax, which amount will be credited against payments due from time to time to Hadasit under the Project Agreements. We have no obligation to enter into any Project Agreements with Hadasit that will cause us to pay Hadasit any payments in excess of the amount advanced, and we are not permitted to use funding from the Israel Innovation Authority for any Research Projects or Services.

Under this agreement, Hadasit has granted us an exclusive, worldwide license, with the right to sublicense, under Hadasit's rights in proprietary information created within the framework of a Research Project (collectively, the “Collaboration Intellectual Property”), to develop, have developed, manufacture, have manufactured, use, market, offer for sale, sell, have sold, distribute, export and import Company Products. Notwithstanding the foregoing, Hadasit reserves for itself, HMO and other non-commercial third parties, rights to Collaboration Intellectual Property for teaching or academic research purposes.

In consideration for Hadasit's license to us, Hadasit is entitled to compensation, on a country-by-country basis, for all commercial scans (each, a “Scan”) carried out with the use of Covered Products (as defined below) throughout the applicable revenue sharing period at the rate of ten cents per Scan, which period commences upon the first Scan conducted in a country and ending on the later of: (i) the expiration of the last to expire valid claim of the applicable jointly owned patent; and (ii) 15 years from the date of the first Scan conducted in such country with a Covered Product after receipt of required regulatory approvals in such country. No royalty is due for Scans that are carried out with the use of Covered Products without consideration for internal, testing, training or demonstration purposes. “Covered Products” are those Company Products which (i) comprise, contain or incorporate, and/or use, in whole or in part, Collaboration Intellectual Property; (ii) the development, production and/or sale of which, is based on, or involves, in whole or in part, the use of the Collaboration Intellectual Property; or (iii) are produced or manufactured in whole or in part, using a process, method or system covered by, or included within the Collaboration Intellectual Property. If we, our affiliate or sublicensee challenges the validity, enforceability or scope of any patents jointly owned by us and Hadasit, Hadasit may terminate such license with respect to Covered Products covered by such patents and double the revenue sharing rate owed Hadasit under the agreement as described above.

In addition, under this agreement, we have granted Hadasit a royalty-free, worldwide, non-exclusive license, with the right to sublicense only to permitted contractors, to use, copy, maintain, modify and prepare derivative works of our intellectual property as necessary to conduct the Research Projects and Services.

The term of the agreement will continue until the expiration of all payment obligations thereunder. The agreement may be terminated by mutual consent, by the non-breaching party in case of a material breach of a party's material obligations, or by either party in case of the bankruptcy or insolvency of the other party.

We also granted Hadasit a warrant to purchase 23,957 of our ordinary shares at a price of $20.87 per share with a total exercise price of $500,000. The shares will be fully vested after two years, with one third vested on

September 8, 2019, another one third to be vested on September 8, 2020 and the remainder after September 8, 2021. The warrant may be exercised from the date of the Collaboration Agreement and until the earlier of (i) 48 months from the date of the full vesting of the shares and (ii) the closing of an “Exit Event,” which includes the consummation of this offering.

Competition

Several large companies, such as General Electric, Siemens, Philips, Hologic, Varian, Fuji, Toshiba and Hitachi currently dominate the medical imaging market. High regulatory, distribution, manufacturing and service-related long-term contractual costs represent significant barriers to entry for any new player. We expect that the existing market participants will remain key players in the future and we aim to form alliances with several of these leading market participants, including through licensing.

Over time, we anticipate that the evolution in the industry will bring new players into the market. Digital healthcare disruptors such as cloud computing companies or leading IT companies may enter the industry and we believe that they may become strong partners through our Subscription Model.

As a general matter, we view competition on two levels:

•	Competing digital X-ray sources with same or better attributes; and
•	Competing enterprises operating an MSaaS business model.

In terms of digital X-ray sources, the field emission display technology is known and a wide range of industry leaders have used it to attempt to create an alternative, digital source of X-ray. We are not aware of any competing company that has achieved a commercial grade, stable digital X-ray source, either based on field emission display technology or otherwise. The most well-known attempt was the use of carbon nano tubes (“CNT”) as the base material for a potential field emission-based solution. To our knowledge, there are several companies currently in the process of developing this technology, including Carestream, XinRay Systems and Varex Imaging. Branded as a “cold cathode,” CNT solutions have been proven to be unstable and, to date, no commercially available solution has been implemented after significant investment.

There are two main differences between our MEMs-based X-ray source and CNT-based X-ray sources. First, carbon, which is used in CNT-based X-ray sources, is much easier to burn than metal, which is used in our X-ray source. The carbon edges of CNT are extremely small. If these carbon edges are not controlled precisely, so that the maximum current is below their burn temperature, they burn out. Further, the edges of CNT are randomly positioned and cannot position nano-tubes in precise locations. Therefore, the edges burn first under high electric field voltage and cause a chain reaction of all edges burning, which renders the CNT useless. In contrast, we believe our molybdenum cones are a far more resistant base and our X-ray source positions metal cone edges in the precise location of the electric field using our MEMs with negligible positioning error deviation. Second, others have tried to prevent the deterioration of the CNT-based X-ray sources by using “mesh” as an electric field to extract electrons. “Mesh” is a grid-electrode set a few millimeters above of CNTs. However, the distance between the metal edges and their gates is extremely large compared to our X-ray source, and it requires 1,000 volts to extract electrons, while our X-ray source only needs 50 volts. High voltage is costly and imprecise. Moreover, the mesh grid traps 50% of the electron emission, meaning the mesh-based solution is costly and extracts only a small number of electrons, many of which are wasted.

In terms of the MSaaS business model, we currently seek a first-mover advantage by introducing the Subscription Model, as the main pre-requisite for this model is the low cost of the X-ray source. However, the primary competition comes from established market participants. While in developing countries we are experiencing keen interest, the United States and other Western regions already have major market participants that are well entrenched in the market with strong political influence and the ability to delay deployment of our systems.

Intellectual Property

As of January 8, 2020, we had three issued patents in the United States and 10 provisional or pending U.S. patent applications. We also had three patents issued in each of Israel, Japan and China, three pending patent applications in the European Patent Office, three pending patent applications in Korea and three pending Patent Cooperation Treaty patent applications, which are the counterparts of our U.S. patent applications. Our issued patents expire between the years 2032 and 2034, and are directed to various features and combinations of features of the Nanox.Arc.

We intend to continue filing for patents on new technologies as they are developed and to actively pursue any infringement upon our patents. We believe that our know-how and trade secrets represent de facto barriers to potential competition.

Security and Data Privacy

The Nanox System is being designed and developed with personal privacy, data security and protection in mind as a top priority for all development parties. Medical imaging information and other health information is highly personal and sensitive and thus regarded as a prime target for hacks and malicious theft. As part of our normal operations, we expect to collect, process and retain personal identifying information regarding patients.

We believe we will likely be subject to U.S. rules and regulations governing data protection, including HIPAA. See “—Government Regulation—Healthcare Regulatory Laws—Data Privacy and Security.”

In addition, we believe we will likely be subject to the GDPR to the extent that our business involves personal data of persons within the EU. Data protection legislation, including the GDPR, regulates the manner in which we may hold and communicate personal data of our employees and patients (including, in our case, sensitive health data). We are likely to be defined as a “Data Controller” with respect to the personal data of patients that we intend to collect and are therefore likely to be subject to a number of key legal obligations under the GDPR. In addition to reflecting existing requirements that already existed under the old data protection regime, such as, among other things, requirements to provide users with a “fair processing notice” if we process their data, ensure that inaccurate data is corrected, only retain data for so long as is necessary and not transfer data outside the EEA to jurisdictions which do not ensure an adequate level of protection of personal data without taking certain safeguards, the GDPR also implemented new, more stringent operational and procedural requirements for our use of personal data. These include expanded prior information requirements in light of the transparency principle to tell patients how we may use their personal data, increased controls on profiling such persons, increased rights for patients to access, control and delete their personal data and mandatory data breach notification requirements. In addition, there are significantly increased administrative fines of the greater of €20 million and 4% of global turnover (as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR).

Separate from, and in addition to, the GDPR requirements, certification requirements for the hosting of health data will vary by jurisdiction (and may or may not apply to hosts of health data). As the Nanox System is projected to operate in various EEA countries, we may be required to comply with other national healthcare regulations or regulatory requirements. For example, in France, there is a procedure as of April 1, 2018, for hosts of health data to obtain a prior certification with the competent certification body.

We are dedicated to making our systems and software both HIPAA and GDPR compliant. We intend to submit our systems to an independent external audit on a regular basis as required by HHS. We also intend to develop our privacy protocols to comply with the GDPR. In addition, we are undertaking intendant measures to ensure a high-level of imaging data encryption, complete separation between the imaging data and personal information (anonymization) as well as three-factor authentication procedures during on-boarding and usage of the Nanox System. We also intend to undertake to perform periodic Pen-Tests by external cyber security professionals and publish the results of such audits publicly and without delay on our website and via public relations channels.

Government Regulation

The Nanox System and our operations will be subject to extensive regulation by the FDA, and other federal and state authorities in the United States, as well as comparable authorities in foreign jurisdictions. The Nanox.Arc will be subject to regulation as medical devices and radiation-emitting devices in the United States under the FDCA, as implemented and enforced by the FDA, and under comparable regulatory schemes in foreign jurisdictions.

FDA Regulation of Medical Devices

The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed within the United States are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

FDA Premarket Clearance and Approval Requirements

Subject to certain exceptions, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, or approval of a PMA application. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of QSR, facility registration and product listing, reporting of adverse medical events and truthful and non-misleading labeling, advertising and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents.

While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to the FDA’s premarket notification and clearance process in order to be commercially distributed.

510(k) Clearance Marketing Pathway

We expect the Nanox.Arc will be a Class II device subject to premarket notification and clearance under section 510(k) of the FDCA. To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but often takes longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, the FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments. For fiscal year 2020, the standard user fee for a 510(k) premarket notification application is $11,594.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval or de novo reclassification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k), a de novo request or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or until PMA approval is obtained or a de novo request is granted. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, the FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. In May 2019, the FDA solicited public feedback on these proposals. The FDA requested public feedback on whether it should consider certain actions that might require new authority, such as whether to sunset certain older devices that were used as predicates under the 510(k) clearance pathway. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation.

More recently, in September 2019, the FDA finalized guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA intends to develop and maintain a list of device types appropriate for the “safety and performance based” pathway and will continue to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible.

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which the FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. PMA devices are also subject to the payment of user fees, which for fiscal year 2020 includes a standard application fee of $340,995 and an annual establishment registration fee of $5,236.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness. We do not expect any of our products to be marketed pursuant to a PMA.

Clinical Trials

Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption (“IDE”) regulations which govern investigational device labeling, prohibit promotion of the investigational device and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an Institutional Review Board (“IRB”) for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;
•	QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;
•	labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of “off-label” uses of cleared or approved products;
•	requirements related to promotional activities;
•	clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of certain modifications to PMA-approved devices;
•	medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;
•	correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;
•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and
•	post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file and complaint files. As a manufacturer, we will be subject to periodic scheduled or unscheduled inspections by the FDA. Our failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, our manufacturing operations and the recall or seizure of our products, which would have a material adverse effect on our business. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;
•	recalls, withdrawals or administrative detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;
•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;
•	withdrawing 510(k) clearances or PMA approvals that have already been granted;
•	refusal to grant export approvals for our products; or
•	criminal prosecution.

Radiological Devices

We and our products will also be regulated by the FDA under the Electronic Product Radiation Control provisions of the FDCA because the Nanox.Arc contains radiation emitting components, and because we assemble these components during manufacturing and service activities. The Electronic Product Radiation Control provisions require radiation-producing products to comply with certain regulations and applicable performance standards. Manufacturers are required to certify in product labeling and reports to the FDA that their products comply with all necessary standards as well as maintain manufacturing, testing and sales records for their products. The Electronic Product Radiation Control provisions also require manufacturers to report product defects and affix appropriate labeling to covered products. Failure to comply with these requirements could result in enforcement action by the FDA, which can include any of the sanctions described above.

Healthcare Regulatory Laws

Within the United States, our products and our customers will be subject to extensive regulation by a wide range of federal and state agencies that govern business practices in the medical device industry. These laws include federal and state anti-kickback, fraud and abuse, false claims, transparency and anti-corruption statutes and regulations. Internationally, other governments also impose regulations in connection with their healthcare reimbursement programs and the delivery of healthcare items and services.

U.S. federal healthcare fraud and abuse laws will generally apply to our activities, among other reasons because we expect that our products will be covered under federal healthcare programs such as Medicare and Medicaid. The Anti-Kickback Statute is particularly relevant because of its broad applicability. Specifically, the Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for, or to induce, either the referral of an individual, or the furnishing, arranging for or recommending a good or service for which payment may be made in whole or part under federal healthcare programs, such as the Medicare and Medicaid programs. Almost any financial interaction with a healthcare provider, patient or customer will implicate the Anti-Kickback Statute. Statutory exceptions and regulatory safe harbors protect certain interactions if specific requirements are met. However, only those interactions that represent fair market value exchanges generally are protected by a safe harbor or exception. The government can exercise enforcement discretion in taking action against unprotected activities. Further, a person or entity does not need to have actual knowledge of the Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil money penalties statute. Penalties for Anti-Kickback Statute violations may include both criminal penalties such as imprisonment and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. Exclusion would mean that diagnostic tests using our products would no longer be eligible for reimbursement under federal healthcare programs.

Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any payor, not only federal healthcare programs. Insurance companies may also bring a private cause of action for treble damages against a manufacturer for a pattern of causing false claims to be filed under the federal Racketeer Influenced and Corrupt Organizations Act.

Another development affecting the healthcare industry is the increased use of the federal Civil False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or “qui tam” provisions. The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In recent years, the number of suits brought against healthcare providers by private individuals has increased dramatically. In addition, various states have enacted false claim laws analogous to the Civil False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a federal healthcare program.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, among other things, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The HIPAA healthcare fraud statute prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment and/or exclusion from government-sponsored programs. The HIPAA false statements statute prohibits, among other things, knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines and/or imprisonment. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statutes or specific intent to violate them in order to have committed a violation.

Laws and regulations have also been enacted by the federal government and various states to regulate the sales and marketing practices of medical device and pharmaceutical manufacturers. The laws and regulations generally limit financial interactions between manufacturers and healthcare providers, require pharmaceutical and medical device companies to comply with voluntary compliance standards issued by industry associations and the relevant compliance guidance promulgated by the U.S. federal government and/or require disclosure to the government and/or public of financial interactions (so-called “sunshine laws”). Many of these laws and regulations contain ambiguous requirements or require administrative guidance for implementation. Manufacturers must adopt reasonable interpretations of requirements if there is ambiguity and those interpretations could be challenged. Given the lack of clarity in laws and their implementation, our activities could be subject to the penalty provisions of the pertinent federal and state laws and regulations.

Coverage and Reimbursement

Over the past few years, the growth rate of advanced imaging volumes has slowed in part due to additional patient-related cost-sharing programs and an increasing trend of third-party payors intensifying their utilization management efforts, for example, through benefit managers who require prior authorizations to control the growth rate of imaging services generally. We expect that these trends will continue.

By way of example, in the United States, the Protecting Access to Medicare Act of 2014 required CMS, in conjunction with medical specialty societies, to adopt appropriate use criteria (“AUC”) for certain advanced diagnostic imaging services, including MRI, CT, nuclear medicine (including position emission tomography). Beginning in 2020, payment will be made to the furnishing professional for an applicable advanced diagnostic imaging service only if the claim indicates that the ordering professional consulted a qualified clinical decision support mechanism, as identified by HHS, as to whether the ordered service adheres to the applicable AUC. Applicable settings include physician offices, hospital outpatient departments, including emergency departments, ambulatory surgical centers and independent diagnostic testing facilities. Advanced imaging services ordered by certain physicians identified as having outlier-ordering partners will be subject to prior authorization for applicable imaging services provided to Medicare beneficiaries. The outlier methodology used by CMS will be subject to future notice and comment rulemaking before the prior authorization component is implemented. We cannot predict the full impact of this project.

Third-party payors may impose limits on coverage or reimbursement for diagnostic imaging services, including denying reimbursement for tests that do not follow recommended diagnostic procedures or can only be billed using an unlisted or miscellaneous code. To the extent our customers will depend on third-party payors, unfavorable coding, coverage and reimbursement policies may constrict the profit margins of our provider customers, which may force us to lower our fees to attract and retain customers. If we are required to request new billing codes that more precisely identify and describe our imaging services, coverage is limited or reimbursement rates are inadequate, a healthcare provider might find it financially unattractive to own diagnostic imaging systems. It is possible that third-party payor coding, coverage and reimbursement policies will affect the need or prices for our products in the future, which could significantly affect our financial performance and our ability to conduct our business.

Healthcare Reform

In the United States and certain foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system. In March 2010, the ACA was signed into law and substantially changed the way healthcare is financed by both governmental and private insurers in the United States. The ACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and fraud and abuse changes. Additionally, the ACA imposed, among other things, a new federal excise tax on the sale of certain medical devices, which, through a series of legislative amendments, was suspended, effective January 1, 2016, and subsequently repealed altogether on December 20, 2019, provided incentives to programs that increase the federal government’s comparative effectiveness research and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. By way of example, in 2017, Congress enacted the TCJA, which eliminated the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a Texas U.S. District Court Judge ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the TCJA, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit ruled that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how these decisions, future decisions, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers. We believe the overall escalating cost of medical products and services being paid for by the government and private health insurance has led to, and will continue to lead to, increased pressures on the healthcare and medical device industry to reduce the costs of products and services.

Data Privacy and Security

Medical device companies may be subject to U.S. federal and state and foreign health information privacy, security and data breach notification laws, which may govern the collection, use, disclosure and protection of health-related and other personal information. In the United States, HIPAA imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA and its respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. HIPAA mandates the reporting of certain breaches of health information to HHS, affected individuals and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information (“PHI”), a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. The Health Information Technology and Clinical Health Act also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions.

Even when HIPAA does not apply, according to the Federal Trade Commission or the FTC, failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. The FTC’s guidance for appropriately securing consumers’ personal information is similar to what is required by the HIPAA Security Rule.

In addition, certain state and non-U.S. laws, such as the GDPR, govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Further, “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity, are also subject to certain HIPAA privacy and security standards. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California recently enacted legislation, the California Consumer Privacy Act (“CCPA”), which went into effect January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for PHI maintained by a covered entity or business associate, it may regulate or impact our expected processing of personal information depending on the context. In Europe, the GDPR went into effect in May 2018 and introduces strict requirements for processing the personal data of European Union data subjects. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. The State of Israel has also implemented data protection laws and regulations, including the Israeli Protection of Privacy Law of 1981.

Foreign Regulation

As we plan to market and deploy our Nanox System broadly across the globe, we will be subject to regulations applicable to medical and radiation-emitting devices in the jurisdictions in which we operate, which regulations vary among countries. While some countries’ regulations may not impose barriers to marketing and selling our products or only require certain notification, others may require that we obtain the clearance, registration or approval of a specified regulatory body. Process for obtaining such clearance, registration or approvals may involve additional testing and time. Furthermore, complying with foreign regulatory requirements can be expensive and time-consuming, and we will need to seek for regulatory clearances or approvals in each country in which we plan to market our products.

In addition, depending on the country, if we modify our products, we may need to apply for additional regulatory clearances or approvals before we are permitted to sell the modified product. Also, for maintaining our authorizations in a particular country, we will need to continue meeting quality and safety standards required in such country.

Finally, while regulatory clearance or approval by the FDA does not ensure registration, clearance or approval by regulatory authorities in other countries, registration or regulatory clearance or approval in one country, or denial thereof, may have effects on the regulatory process in others.

Employees

As of December 31, 2019, we had 14 employees based in Israel and six employees based in Japan. We have never experienced any employment-related work stoppages and believe our relationship with our employees is good.

Area of Activity	As of December 31, 2019
General and Administrative	10
Research, Development and Quality Assurance	9
Sales and Marketing	1
Total	20

Facilities

Our principal executive offices are located in a leased facility in Neve Ilan, Israel. We lease approximately 550 square meters (approximately 5,920 square feet) of office space and warehouses. The lease expires in December 2021, and we have the option to extend our lease for an additional 24 months so long as we meet the terms of the original lease agreement.

In addition, Nanox Japan (predecessor) leases additional facilities of approximately 740 square feet of lab space and approximately 190 square feet of space in a clean room at the premises of the University of Tokyo for research and development activities. The lease automatically renews on a semi-annual basis.

We believe this office space will be sufficient to meet our needs for the next 12-18 months and that suitable additional space will be available as and when needed.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are currently not subject to any material legal proceedings.

MANAGEMENT

Executive Officers, Directors and Director Nominees

The following table sets forth information concerning our executive officers, directors and director nominees, including their ages as of December 31, 2019:

Name	Age	Position
Executive Officers
Ran Poliakine	52	Founder, Chief Executive Officer and Director
Itzhak Maayan	54	Chief Financial Officer
Tal Shank	42	Vice President Corporate Development
Yoel Raab	65	Chief Technology Officer
Anat Kaphan	49	Vice President Product Marketing

Non-Employee Directors
Onn Fenig	45	Director
Erez Meltzer	52	Director
Richard Stone	77	Director

Executive Officers

Ran Poliakine, our founder, has served as a member of our board of directors since our inception. Mr. Poliakine has served as our Chief Executive Officer since September 2019, and served as Chief Executive Officer of Nanox Gibraltar since August 2018. Prior to that, he served as Chief Strategy Officer in Nanox Gibraltar from June 2015 to August 2018. Mr. Poliakine is a serial entrepreneur and has founded numerous companies over the past two decades, including Powermat Technologies, Wellsense Technologies Ltd., Tap Systems, Inc., Illumigyn, Ltd. (“Illumigyn”) and Musashi AI Ltd. Mr. Poliakine is a member of the board of directors of Powermat Technologies, Tap Systems, Inc. and Musashi AI Ltd. In addition, Mr. Poliakine currently serves as a member of senior management of Illumigyn.

Itzhak Maayan has served as our Chief Financial Officer since November 2019. Prior to joining us, Mr. Maayan served in different finance leadership roles in Perrigo Company from 2007 to 2019, including Vice President, Financial Services and European Investor Relations, Vice President, International Finance, and Vice President and Chief Financial Officer, Perrigo Israel. Prior to Perrigo Company, Mr. Maayan held various finance leadership roles at Cisco Systems Israel from 2003 to 2007, Xtivia, Inc. from 1999 to 2003, Kulick & Soffa from 1995 to 1999 and Elscint Ltd. from 1993 to 1995. Mr. Maayan received his bachelor’s degree in economics and accounting from Haifa University, and is a Certified Public Accountant in Israel.

Tal Shank has served as our Vice President of Corporate Development since September 2019. Mr. Shank has served as Head of Corporate Development at Illumigyn from 2017 to date. From 2016 to 2017, Mr. Shank was responsible for the corporate and governance aspects of Head Start, a company supplier of services to technology portfolio companies related to Ran Poliakine. Prior to that, Mr. Shank served as Deputy CEO & Legal Counsel of Speech Modules Holdings Ltd. from 2014 to 2015. From 2009 to 2014, Mr. Shank worked at Guy, Bachar & Co. Law Firm, where he started as an associate and became partner in 2011. Mr. Shank has practiced corporate and securities law in Israel since 2003, and he holds an M.B.A. and a LL.M. from Tel Aviv University.

Yoel Raab has served as our Chief Technology Officer since September 2019. Mr. Raab serves as Chief Technology Officer of Six-Eye Interactive Ltd. (“Six-Eye”), of which Ran Poliakine is the sole owner, and served as Vice President of Research and Development of Wellsense from 2014 to 2018. Prior to that, Mr. Raab served as R&D manager and Chief Technology Officer of Powermat Technologies from 2007 to 2014. Mr. Raab also served as Vice President of Research & Development at Magink from 2006 to 2007. From 2003 to 2006, Mr. Raab served as a consultant and managed the gamma detectors department at Orbotech Medical. From 2011 to 2013, he served as Vice President of Research & Development at Phone-Or. Prior to that, Mr. Raab worked at

Intel as a process engineer and served in various development and engineering positions from 1982 to 2001. From 1996 to 2001, Mr. Raab managed the Yield department at the Intel Fab in Qiryat Gat, Israel. Mr. Raab received his bachelor’s degree and his master’s degree in applied physics, microelectronics from the Hebrew University in Jerusalem.

Anat Kaphan has served as our Vice President of Product Marketing since September 2019. Prior to joining us, Ms. Kaphan served as Vice President of Product and Marketing at Mazor Robotics Ltd. from 2015 to 2018, and General Manager at Essence Group from 2014 to 2015. She also served as Marketing Director at Phillips from 2011 to 2014. Prior to that, Ms. Kaphan served as Business Development Director at Lumenis from 2001 to 2011 and Product Manager at Elscint Ltd. from 1991 to 2001. Ms. Kaphan holds an M.B.A. in International marketing from Tel Aviv University and received her bachelor’s degree in economics and accounting from Haifa University.

Directors

Onn Fenig has served as a member of our board of directors since November 2019. Mr. Fenig has served as the chairman of the board of directors of “Beit Meitar” Waldorf Education Association since 2018. Mr. Fenig has served as Chief Executive Officer and a member of the board of directors of Rioglass Solar systems Ltd. since 2014, and as Chief Executive Officer of Rioglass Solar Receivers BU from 2016 to 2018. Prior to that, Mr. Fenig co-founded and served as a member of the board of directors of DUTYFREEBEE LTD from 2013 to 2015. From 2011 to 2014, Mr. Fenig served as Commercial Director, Project Acquisition Finance at Siemens, where he managed finance and commercial matters relating to engineering procurement and construction projects. Prior to joining Siemens, Mr. Fenig served as Finance Manager, Inside Sales European Markets at Cisco Systems from 2008 to 2010, Service Fulfilment Delivery Manager at Amdocs UK from 2006 to 2008, and Systems Analyst, Cyber Security Department at Israeli Ministry of the Prime Minister from 2001 to 2005. Mr. Fenig received his bachelor’s degree in computer science from the Interdisciplinary Center Herzliya in Herzliya, Israel, and holds an M.B.A. from the University of Chicago Booth School of Business in Chicago, Illinois.

Erez Meltzer has served as a member of our board of directors since December 2019. Mr. Meltzer serves as the Executive Chairman of the board of directors of Hadassah Medical and University Center. Since 2008, Mr. Meltzer has served as a teaching professor at the Tel Aviv Faculty of Medicine in the area of crisis management. Meltzer served as Executive Vice Chairman and Chief Executive Officer of Gadot Chemicals & Shipping Group from 2008 to 2013. Prior to that, he served as Chief Executive Officer of Africa-Israel Ltd from 2006 to 2008 and President and Chief Executive Officer of Netafim Ltd from 2001 to 2006. Mr. Meltzer also served as Chief Executive Officer of Creo Scitex from 1996 to 2001.

Richard Stone has served as a member of our board of directors since November 2019. Professor Stone has taught at Columbia University Law School since 1974, and became Professor Emeritus in 2018. Professor Stone has taught courses in several fields of business law, specializing in federal income taxation. From 1969 to 1973, Professor Stone served in the United States Justice Department as Assistant to the Solicitor General of the United States. Beginning in 1981, Professor Stone began providing consulting to private and public technology start-ups, primarily in the biotechnology field. Professor Stone co-founded several biotechnology companies, including Lev Pharmaceuticals, Siga Technologies and OptMed. In 2007, Professor Stone began working primarily with Israeli technology companies, mostly in the medical space. He is a member of the board of directors of Powermat Technologies, Wellsense, Cardiologics, Quality In Flow, Dario Health and Illumigyn. Professor Stone received his bachelor’s degree, Magna Cum Laude from Harvard College, and his Juris Doctor degree, Magna Cum Laude, from Harvard Law School.

Compensation of Executive Officers and Directors

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. The aggregate compensation, including share based compensation, paid by us to our executive officers and directors for the year ended December 31, 2019 was approximately $       million. This amount includes approximately $          million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues, meals and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel, on the same basis for all full-time employees generally. See “—Equity Incentive Plan” for a discussion of our 2019 Equity Incentive Plan and grants to our executive officers and directors.

Corporate Governance Practices and Foreign Private Issuer

Foreign Private Issuer

Companies incorporated under the laws of the State of Israel, whose shares are publicly traded, including companies with shares listed on the Nasdaq, are considered public companies under the Companies Law and are required to comply with various corporate governance requirements relating to such matters as the composition and responsibilities of the audit committee and the compensation committee, and a requirement to have an internal auditor. This is the case even if our ordinary shares are not listed on the Tel Aviv Stock Exchange, which our ordinary shares are not expected to be. These requirements are in addition to the corporate governance requirements imposed by Nasdaq rules and other applicable provisions of U.S. securities laws to which we will become subject (as a foreign private issuer) upon the closing of this offering and the listing of our ordinary shares on the Nasdaq.

After the consummation of this offering, we will be a “foreign private issuer” under the U.S. securities laws and the Nasdaq corporate governance rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our ordinary shares.

As a foreign private issuer, we are permitted to follow certain Israeli corporate governance practices instead of the Nasdaq corporate governance rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. Pursuant to the “foreign private issuer exemption”:

•	we intend to comply with Israeli law, which permits a company to determine in its articles of association the number of shareholders and percentage of holdings required for such a quorum. Our amended and restated articles of association provide that a quorum of one or more shareholders holding at least one-third of the voting rights in person or by proxy is required for commencement of business at a general shareholders meeting. Nasdaq also permits this as a quorum. While the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting is identical to the quorum for any other meeting (as described in the initial sentence), if, within half an hour from the time appointed for the adjourned meeting, a quorum is not present, a quorum shall thereafter consist of at least two shareholders present in person or by proxy, regardless of the number or percentage of our outstanding shares held by them;
•	with the exception of our external directors and directors elected by our board of directors due to a vacancy, in accordance with the staggered nomination as described under “—Board of Directors and Officers,” we intend to elect our directors to hold office until the annual general meeting of our shareholders that occurs in the third year following his or her election and until his or her successor shall be elected and qualified. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law;
•	we intend to adopt and approve material changes to equity incentive plans in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions. In addition, we intend to follow Israeli corporate governance practice, which requires shareholder approval prior to an issuance of securities in connection with equity-based compensation of officers, directors, employees or consultants only under certain circumstances, in lieu of Nasdaq Marketplace Rule 5635(c);

•	as opposed to making periodic reports to shareholders and proxy solicitation materials available to shareholders in the manner specified by the Nasdaq corporate governance rules, the Companies Law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. We will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules; and
•	we will follow Israeli corporate governance practices instead of Nasdaq requirements to obtain shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law such as (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at our company), (ii) extraordinary transactions with controlling shareholders, (iii) terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative, (iv) private placements that will result in a change of control, (v) certain transactions, other than a public offering, involving issuances of a 20% or greater interest in us and (vi) certain acquisitions of the stock or assets of another company.

Otherwise, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. Following the closing of this offering, we also intend to comply with Israeli corporate governance requirements under the Companies Law applicable to us.

Board of Directors and Officers

Under the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities that are established by our board of directors, subject to the terms of their respective employment agreements.

Upon the closing of this offering, our board of directors will consist of seven directors, including two directors, who are intended to qualify as external directors and whose appointment fulfills the requirements of the Companies Law for the company to have two external directors (see “—External Directors”). These two directors, as well as one additional director, will qualify as independent directors under the corporate governance standards of the Nasdaq corporate governance rules and the independence requirements of Rule 10A-3 of the Exchange Act.

Under our amended and restated articles of association, which will become effective upon the closing of this offering, the number of directors on our board of directors will be no less than seven and must include at least two external directors. The minimum and maximum number of directors may be changed, at any time and from time to time, by vote of our shareholders.

Other than external directors, for whom special election requirements apply under the Companies Law, as detailed below, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2020 and after, at each annual general meeting, the term of office of only one class of directors will expire. Each director holds office until the third annual general meeting of our shareholders and until his or her successor is duly appointed, unless the tenure of such director expires earlier pursuant to the Companies Law or unless removed from office as described below, except that our external directors have a term of office of three years under Israeli law (see “—External directors—Election and Dismissal of External Directors”).

Upon the closing of this offering, our directors will be divided among three classes as follows: the Class I director, consisting of         , will hold office until our annual general meeting of shareholders to be held in 2020; the Class II directors, consisting of          , will hold office until our annual general meeting of shareholders to be held in 2021; and the Class III directors, consisting of          , will hold office until our annual general meeting of shareholders to be held in 2022.

Under our amended and restated articles of association, which will become effective upon the closing of this offering, our board of directors may appoint directors to fill vacancies on our board of directors, including if the number of directors is below the maximum number of directors who may serve as provided in our amended and restated articles, for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) has been vacated. External directors are elected for an initial term of three years and may be elected for up to two additional three-year terms under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “— External Directors.”

Under Israeli law, the chief executive officer or a relative of the chief executive officer of a public company may not serve as the chairman of the board of directors of the company and the chairman or a relative of the chairman may not be vested with the authority of the chief executive officer, in each case, unless approved by a special majority of our shareholders as required under the Companies Law. The shareholders’ approval can be provided for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years. In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer; and the chairman of the board of directors may not serve in any other position in the company or in a controlled subsidiary, but he or she may serve as a director or chairman of a controlled subsidiary.

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. See “—External Directors—Qualifications of External Directors.” He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that          we require at least one director with the requisite financial and accounting expertise and that has such expertise.

There are no family relationships among any of our office holders (including directors).

External Directors

Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel, whose shares are publicly traded, including companies with shares listed on the Nasdaq, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law, subject to certain exceptions that are not currently available to us. We have appointed       and       as our external directors, subject to ratification of their election as an external director under the Companies Law by our shareholders within three months following this offering. Our board of directors has determined that they both are independent in accordance with the corporate governance standards of the Nasdaq corporate governance rules and the independence requirements of Rule 10A-3 of the Exchange Act.

A person may not be appointed as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of  (each an “Affiliated Party”): (1) us; (2) any person or entity controlling us on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by us or by a controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the company, a person may not be appointed as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term affiliation includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing.

A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation or other prohibited relationship with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation intermittently (excluding insignificant relationships) other than compensation permitted under the Companies Law may not continue to serve as an external director.

No person can serve as an external director if the person’s position or other affairs create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as an external director or if such a person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

The Companies Law provides that an external director must meet certain “professional qualifications” or have “financial and accounting expertise” and that at least one external director must have “financial and accounting expertise.” However, if at least one of our other directors (1) meets the independence requirements of the Exchange Act, (2) meets the standards of the Nasdaq corporate governance rules for membership on the audit committee and (3) has “financial and accounting expertise” as defined in the Companies Law and applicable regulations, then none of our external directors is required to possess financial and accounting expertise as long as they possess other requisite professional qualifications. The determination of whether a director possesses “financial and accounting expertise” is made by the board of directors.

The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration. The determination of whether a director possesses the requisite “professional qualifications” is made by the board of directors.

Until the lapse of a two-year period from the date that an external director of a company ceases to act in such capacity, the company in which such external director served, and its controlling shareholder (as defined below) or any entity under control of such controlling shareholder, may not, directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including via (i) the appointment of such former director or his or her spouse or his child as an officer in the company or in an entity controlled by the company’s controlling shareholder, (ii) the employment of such former director, and (iii) the engagement, directly or indirectly, of such former director as a provider of professional services for compensation, directly or indirectly, including via an entity under his or her control. With respect to a relative who is not a spouse or a child, such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. For the purpose of approving certain related-party transactions, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders. The term “office holder” is defined as a chief executive officer (referred to in the Companies Law as a general manager), chief business manager, deputy general manager, vice general manager, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

Election and Dismissal of External Directors

Under Israeli law, external directors are elected by a majority vote at a shareholders’ meeting; provided that either:

•	the majority of the shares voted at the meeting in favor of the election of the external director, excluding abstentions, include at least a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder); or
•	the total number of shares held by non-controlling shareholders or any one on their behalf that are voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be re-elected, subject to certain circumstances and conditions, for up to two consecutive additional terms of three years each, and thereafter, the term, may be extended of additional three-year terms; provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Each re-election is subject to one of the following:

•	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company and subject to additional restrictions set forth in the Companies Law with respect to the affiliation of the external director nominee;
•	the external director proposed his or her own nomination, and such nomination was approved in accordance with the requirements described in the paragraph above; or
•	his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her duty of loyalty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director is unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her duty of loyalty to the company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

If the vacancy of an external directorship causes a company to have fewer than two external directors, the company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint such number of new external directors so that the company thereafter has at least two external directors.

Our board of directors has determined that        has accounting and financial expertise and        possesses professional qualifications as required under the Companies Law.

Additional Provisions

Under the Companies Law, each committee authorized to exercise any of the powers of the board of directors is required to include at least one external director and its audit and compensation committees are required to include all of the external directors.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must also appoint an audit committee comprised of at least three directors, including all of the external directors. The audit committee may not include:

•	the chairman of the board of directors;
•	a controlling shareholder or a relative of a controlling shareholder;
•	any director employed by the company or by one of its controlling shareholders or by an entity controlled by one of its controlling shareholders (other than as a member of the board of directors);
•	any director who regularly provides services to the company, to one of its controlling shareholders or to an entity controlled by one of its controlling shareholders; or
•	a director who derives most of his or her income from a controlling shareholder.

According to the Companies Law, the majority of the members of the audit committee, as well as the majority of members present at audit committee meetings, will be required to be “independent” (as defined below) and the chairman of the audit committee will be required to be an external director. Any persons not qualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee has determined that such person is required to be present at the meeting or if such person qualifies under one of the exemptions of the Companies Law.

The term “independent director” is defined under the Companies Law as an external director or a director who meets the following conditions and who is appointed or classified as such according to the Companies Law: (1) he or she meets the qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel); and (ii) the requirement for “financial and accounting expertise” or professional qualifications, and the audit committee approves the director having met such conditions and (2) he or she has not served as a director of the company for over nine consecutive years with any interruption of up to two years of his or her service not being deemed a disruption to the continuity of his or her service.

Nasdaq Listing Requirements

Under the Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Our audit committee will consist of       ,       and       . All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our board of directors has determined, in its business judgment, that is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules.

Each of the members of the audit committee is required to be “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

Approval of Transactions with Related Parties

The approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See “—Fiduciary Duties and Approval of Specified Related Party Transactions and Compensation under Israeli Law.” The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless, among other things, at the time of approval the audit committee meets the composition requirements under the Companies Law.

Audit Committee Role

Our board of directors plans to adopt an audit committee charter, which will become effective upon the listing of our ordinary shares on the Nasdaq, setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq corporate governance rules, as well as the requirements for such committee under the Companies Law, which include:

•	recommending the retention and termination of our independent registered public accounting firm to the board of directors in accordance with Israeli law;
•	recommending to the board of directors in accordance with Israeli law the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;
•	recommending the terms of audit and non-audit services to be provided by the independent registered public accounting firm for pre-approval by our board of directors;
•	recommending the engagement or termination of the person filling the office of our internal auditor;
•	reviewing with management and our independent directors our financial statements prior to their submission to the SEC; and
•	approval of certain transactions with office holders and controlling shareholders, as described below, and other related party transactions.

Additionally, under the Companies Law, the role of the audit committee includes the identification of irregularities in our business management, among other things, by consulting with the internal auditor or our independent auditors and suggesting an appropriate course of action to the board of directors. The audit committee is also required to adopt procedures with respect to processing of employees’ complaints in connection with deficiencies in the management of the company, and the appropriate means of protection afforded to such employees. In addition, the audit committee or the board of directors, as set forth in the articles of association of the company, is required to approve the yearly or periodic work plan proposed by the internal auditor, and where the board of directors approves such work plan, to examine such work plan before its submission to the board of directors and propose amendments thereto. The audit committee is required to assess the company’s internal audit system and the performance of its internal auditor. The Companies Law also requires that the audit committee assess the scope of the work and compensation of the company’s external auditor. In addition, the audit committee is required to determine whether certain related party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law and whether certain transactions with a controlling shareholder will be subject to a competitive procedure.

The audit committee charter states that in fulfilling its role the committee is empowered to conduct or authorize investigations into any matters within its scope of responsibilities.

Compensation Committee

Under the Companies Law, public companies are required to appoint a compensation committee in accordance with the guidelines set forth thereunder.

Our compensation committee must consist of at least three members. All of the external directors must serve on the committee and constitute a majority of its members. The chairman of the compensation committee must be an external director. The remaining members are not required to be external directors, but must be directors who would qualify to serve as members of the audit committee (as described above).

The compensation committee will consist of             ,             and             , and will assist the board of directors in determining compensation for our directors and officers.             will serve as the chairman of the compensation committee.

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

1.	to recommend to the board of directors the compensation policy for directors and officers, and, once every three years, or five years from a company’s initial public offering, to recommend to the board of directors, whether the compensation policy that had been approved should be extended for a longer period of time;
2.	to recommend to the board of directors updates to the compensation policy, from time to time, and examine its implementation;
3.	to decide whether to approve the terms of office and employment of directors and officers that require approval of the compensation committee; and
4.	to decide whether the compensation terms of the chief executive officer, which were determined pursuant to the compensation policy, will be exempted from approval by the shareholders because such approval would harm the ability to engage the chief executive officer.

In addition to the roles mentioned above, our compensation committee may also make recommendations to our board of directors regarding the awarding of employee equity grants.

In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, the compensation policy requires the approval of the general meeting of the shareholders. In public companies such as our company, shareholder approval by a majority vote of the ordinary shares present and voting at a meeting of shareholders called for such purpose, provided that either: (i) such majority includes the majority of the votes of those shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the compensation policy, who voted at the meeting (excluding abstentions) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does exceed two percent (2%) of the voting rights in the company. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders.

However, if a company initially offering its securities to the public, like us, adopts a compensation policy in advance of its initial public offering, and describes the compensation policy in the prospectus relating to the offering, then the compensation policy is deemed a validly adopted policy in accordance with the Companies Law requirements described above and will be valid for a term of five years from the date such company becomes public company.

The compensation policy must be based on certain considerations, include certain provisions and needs to reference certain matters as set forth in the Companies Law.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, business plan and long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	the education, skills, experience, expertise and accomplishments of the relevant office holder;
•	the office holder’s position, responsibilities and prior compensation agreements with him or her;

•	the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost, the average and median salary of the employees of the company, as well as the impact of such disparities on the work relationships in the company;
•	if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the exercise value of non-cash variable equity-based components; and
•	if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during the such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which the office he or she is leaving the company.

The compensation policy must also include, among others:

•	with regard to variable components:
○	with the exception of office holders which report directly to the chief executive officer, determining the variable components on long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum while taking into account the office holder’s contribution to the company;
○	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their grant.
•	a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was than re-presented in the company’s financial statements;
•	the minimum holding or vesting period of variable equity-based components, while taking into consideration long-term incentives; and
•	a limit to retirement grants.

Our compensation policy, which will become effective immediately prior to the closing of this offering, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm the Company in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as relocation, signing and special bonuses) as well as change of control related bonuses, equity-based compensation, benefits and retirement and termination of employment arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary (or to the total annual compensation in the case of the special bonus for special achievements).

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our chief executive officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our chief executive officer and subject to minimum thresholds. Furthermore, the performance objectives will be recommended by our chief executive officer and approved by our compensation committee (and, if required by law, by our board of directors).

The performance measurable objectives of our chief executive officer will be determined annually by our compensation committee and board of directors, will include the weight to be assigned to each achievement in the overall evaluation. A less significant portion of the chief executive officer’s annual cash bonus may be based on a discretionary evaluation of the chief executive officer’s overall performance by the compensation committee and the board of directors based on quantitative and qualitative criteria.

The equity-based compensation under our compensation policy for our executive officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy entitles our executive officers to compensation in the form of share options or other equity-based awards, such as restricted share units, in accordance with our share incentive plan then in place (subject to the compensation committee approval or the approval of the board of directors). All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, enables our chief executive officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

Our compensation policy also governs the compensation of the members of our board of directors and determines that the compensation of the directors shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, or the compensation of directors regulations, as such regulations may be amended from time to time, provided, however, that under special circumstances such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and maybe greater than the maximum amount allowed, in our case, by the compensation of directors regulations or, in accordance with the amounts determined in our compensation policy. Our directors may also be entitled to receive equity-based compensation in the form of share options subject to an annual maximum and to a vesting period in order to promote long-term retention of the awarded director as well as to the approval of our shareholders as required under the Companies Law. Furthermore, the chairman of our board of directors may be entitled to a higher base compensation or equity-based compensation.

Our compensation policy was approved by our board of directors and our shareholders, will be in effect for a period of five years from the closing of this offering, and is filed as an exhibit to the registration statement of which this prospectus forms a part.

Code of Ethics and Conduct

On the closing of this offering, we will adopt a code of ethics and conduct, which is applicable to all of our directors, officers and employees. We will make our code of ethics publicly available on our website.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the

Companies Law, the internal auditor may not be an interested party or an office holder or a relative of an interested party or of an office holder, nor may the internal auditor be the company’s independent auditor or the representative of the same.

An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. As of the date of this prospectus, we have not yet appointed our internal auditor, but we intend to appoint an internal auditor following the closing of this offering.

Fiduciary Duties and Approval of Specified Related Party Transactions and Compensation Under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the business advisability of a given action brought for his or her approval or performed by virtue of his or her position; and
•	all other important information pertaining to such action.

The duty of loyalty incumbent on an office holder requires him or her to act in good faith and for the benefit of the company, and includes, among other things, the duty to:

•	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;
•	refrain from any activity that is competitive with the business of the company;
•	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and
•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of the office holder’s fiduciary duty; provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law, setting forth, among other things, the appropriate parties of the company entitled to provide such approval, and the methods of obtaining such approval.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the company any direct or indirect personal interest that he or she may have and all related material information or documents known to him or her relating to any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction.

Under the Companies Law, once an office holder has complied with the above disclosure requirement, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest. However, a company may not approve a transaction or action that is not to the company’s benefit or that is not performed by the office holder in good faith.

If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

•	the office holder’s relatives (spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people); or
•	any company in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or with a third party in which the office holder has a personal interest, which is not an extraordinary transaction, requires approval by the board of directors. Our amended and restated articles of association provide that such a transaction, which is not an extraordinary transaction, shall be approved by the board of directors or a committee of the board of directors or any other entity (which has no personal interest in the transaction) authorized by the board of directors. If the transaction considered is an extraordinary transaction with an office holder or third party in which the office holder has a personal interest, then audit committee approval is required prior to approval by the board of directors. Under specific circumstances, shareholder approval may also be required. For the approval of compensation arrangements with directors and executive officers, see “—Rules Applicable to Compensation of Directors and Executive Officers.”

Any persons who have a personal interest in the approval of a transaction that is brought before a meeting of the board of directors or the audit committee may not be present at the meeting or vote on the matter. However, if the chairman of the board of directors or the chairman of the audit committee, as applicable, has determined that the presence of an office holder with a personal interest is required for the purpose of presenting the matter, such office holder may be present at the meeting. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee, as applicable, have a personal interest in the approval of such transaction. If a majority of the directors at a board of directors meeting or members of the audit committee, as applicable, have a personal interest in the transaction, such transaction also requires approval of the shareholders of the company.

A “personal interest” is defined under the Companies Law as the personal interest of a person in an action or in a transaction of the company, including the personal interest of such person’s relative or the interest of any other corporate body in which the person and/or such person’s relative is a director or general manager, a 5% shareholder or holds 5% or more of the voting rights, or has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest also includes (1) a personal interest of a person who votes according to a proxy of another person, including in the event that the other person has no personal interest, and (2) a personal interest of a person who gave a proxy to another person to vote on his or her behalf regardless of whether the discretion of how to vote lies with the person voting or not.

An “extraordinary transaction” is defined under the Companies Law as any of the following:

•	a transaction other than in the ordinary course of business;
•	a transaction that is not on market terms; or
•	a transaction that may have a material impact on the company’s profitability, assets or liabilities.

Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions

The Companies Law also requires that a controlling shareholder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. A controlling shareholder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. For the purpose of approving transactions with controlling shareholders, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder or employee of the company, regarding his or her terms of employment, require the approval of each of (i) the audit committee or the compensation committee with respect to the terms of the engagement as an office holder or employee, including insurance, indemnification and compensation, (ii) the board of directors and (iii) the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

•	a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or
•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than two percent (2%) of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest, and an engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder or employee of the company, regarding his or her terms of employment, in each case, with a term of more than three years requires the abovementioned approval every three years, however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances. In addition, transactions with a controlling shareholder or a controlling shareholder’s relative who serves as an officer in a company, directly or indirectly (including through a corporation under his or her control), involving the receipt of services by a company or their compensation can have a term of five years from the company’s initial public offering under certain circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will generally result in the invalidation of that shareholder’s vote.

Disclosure of Compensation of Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, regulations promulgated under the Companies Law will require us, after we become a public company, to disclose the annual compensation of our five most highly compensated office holders on an individual basis, rather than on an aggregate basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer. We intend to commence providing such disclosure, at the latest, in the proxy statement for our first annual general meeting of shareholders following this offering, which will be furnished under cover of a Form 6-K and we may provide such information at an earlier date.

Rules Applicable to Compensation of Directors and Executive Officers

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then, the compensation committee and the board of directors may approve such compensation, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors. Furthermore, shareholder approval will also be required, provided that:

•	at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

•	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed two percent (2%) of the aggregate voting rights in the company.

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy, and that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at meetings of shareholders on the following matters:

•	an amendment to the articles of association;
•	an increase in the company’s authorized share capital;
•	a merger; and
•	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the shareholder duties mentioned above, and in the event of discrimination against other shareholders, additional remedies may be available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or any other power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Approval of Private Placements

Under the Companies Law and the regulations promulgated thereunder, a private placement of securities or an Israeli public company whose shares are traded solely outside of Israel, like we will be upon completion of this offering, does not require approval at a general meeting of the shareholders of a company; provided, however, that in special circumstances, such as a private placement completed in lieu of a special tender offer (see “Description of Share Capital—Acquisitions Under Israeli Law”) or a private placement which qualifies as a related party transaction, as discussed above, approval at a general meeting of the shareholders of a company is required.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association, which will become effective upon the closing of this offering, include such a provision. The company may not exculpate in advance a director from liability arising from a breach of his or her duty of care in connection with a prohibited dividend or distribution to shareholders.

Under the Companies Law and the Israeli Securities Law, 5728-1968 (the “Securities Law”), our amended and restated articles of association, which will become effective upon the closing of this offering, provide that we may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•	a monetary liability incurred by or imposed on the office holder in favor of another person pursuant to a court judgment, including pursuant to a settlement confirmed as judgment or arbitrator’s decision approved by a competent court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;
•	reasonable litigation expenses, including reasonable attorneys’ fees, which were incurred by the office holder as a result of an investigation or proceeding filed against the office holder by an authority authorized to conduct such investigation or proceeding; provided that such investigation or proceeding was either (i) concluded without the filing of an indictment against such office holder and without the imposition on him of any monetary obligation in lieu of a criminal proceeding; (ii) concluded without the filing of an indictment against the office holder but with the imposition of a monetary obligation on the office holder in lieu of criminal proceedings for an offense that does not require proof of criminal intent; or (iii) in connection with a monetary sanction;
•	a monetary liability imposed on the office holder in favor of a payment for a breach offended at an Administrative Procedure (as defined below) as set forth in Section 52(54)(a)(1)(a) to the Securities Law;
•	expenses expended by the office holder with respect to an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees;
•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on the office holder by a court (i) in a proceeding instituted against him or her by the company, on its behalf, or by a third party, (ii) in connection with criminal indictment of which the office holder was acquitted, or (iii) in a criminal indictment which the office holder was convicted of an offense that does not require proof of criminal intent; and
•	any other obligation or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

As permitted under the Companies Law and the Securities Law, our amended and restated articles of association, which will become effective upon the closing of this offering, provide that we may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;
•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;
•	a monetary liability imposed on the office holder in favor of a third party;
•	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and
•	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•	an act or omission committed with intent to derive illegal personal benefit; or
•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders.

Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy. As of the date of this prospectus, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is sought.

Employment Agreements with Executive Officers

We have entered into written employment agreements with certain of our executive officers, including our Chief Executive Officer. See “Certain Relationships and Related Party Transactions—Employment Agreements” for additional information.

Director’s Service Contract

We have entered into an employment agreement with Ran Poliakine, our founder, director and Chief Executive Officer. Pursuant to the agreement, if the Company terminates Ran Poliakine’s employment and waives his obligation to perform services during the notice period of 180 days, Ran Poliakine will be entitled to receive payments of his base salary and social benefits in lieu of notice for the waived period, up to the full notice period for an immediate termination. The agreement provides Ran Poliakine with a gross monthly base salary equal to $40,000 which will be increased to $60,000 upon the consummation of this initial public offering.

Equity Incentive Plans

On September 3, 2019, we adopted the 2019 Equity Incentive Plan and its U.S. sub-Plan (the “2019 Equity Incentive Plan” or “Plan”). The 2019 Equity Incentive Plan is intended to afford an incentive to any of our affiliate’s employees, directors, officers, consultants, advisors and any other person or entity who provides services to us, to continue as service providers, to increase their efforts on our and our affiliates behalf and to promote our success, by providing such persons with opportunities to acquire a proprietary interest in us. The U.S. sub-Plan applies to our and any of our affiliate’s employees, directors, officers, consultants, advisors and any other person or entity who provides services to the Company who are in the United States.

We may issue under the 2019 Equity Incentive Plan and its U.S. sub-Plan up to 8,041,936 of our ordinary shares, subject to adjustment if particular capital changes affect our share capital or such other number as our board of directors may determine from time to time, and such number is approved by our shareholders. Any awards that are scheduled to vest over a period of more than one calendar year shall be applied pro rata for purposes of the foregoing limit based on the number of years over which such awards are scheduled to vest. Ordinary shares subject to outstanding awards under the 2019 Equity Incentive Plan and its U.S. sub-Plan that subsequently expire, are cancelled, forfeited or terminated for any reason before being exercised will be automatically, and without any further action, returned to the share reserve under the plan and will again be available for grant.

A share option is the right to purchase a specified number of ordinary shares in the future at a specified exercise price and subject to the other terms and conditions specified in the option agreement and the applicable equity incentive plan. The exercise price of each option granted under the 2019 Equity Incentive Plan will be determined in accordance with the limitation set forth under such equity incentive plan. The exercise price of any share options granted under one of our equity incentive plans may be paid in cash, through the surrender of ordinary shares by the option holder or any other method that may be approved by our compensation committee, which may include procedures for cashless exercise.

Our compensation committee may also grant, or recommend that our board of directors grant, other forms of equity incentive awards under the 2019 Equity Incentive Plan, such as restricted shares, restricted share units (“RSUs”), which represent the right to receive shares of our ordinary shares in the future, and other forms of share-based compensation.

Israeli participants in the 2019 Equity Incentive Plan may be granted options or other equity awards subject to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Israeli Tax Ordinance”). Section 102 of the Israeli Tax Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our Israeli non-employee service providers and controlling shareholders, for these purposes under the Israeli Tax Ordinance, may only be granted options or other equity awards under another section of the Israeli Tax Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. The most favorable tax treatment for the grantees is under Section 102(b)(2) of the Israeli Tax Ordinance, the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares to our employees. Any options granted under the 2019 Equity Incentive Plan to participants in the United States will be either “incentive stock options,” which may be eligible for special tax treatment under the Internal Revenue Code of 1986, as amended, or options other than incentive stock options (referred to as “nonqualified stock options”), as determined by our compensation committee or our board of directors and stated in the option agreement.

All awards, amounts or benefits received or outstanding under the 2019 Equity Incentive Plan and the U.S. sub-Plan will be subject to clawback, cancellation, recoupment, rescission, payback, reduction or other similar action in accordance with the terms of any clawback or similar policy that we adopt or any applicable law related to such actions, as may be in effect from time to time. A participant’s acceptance of an award under the 2019 Equity Incentive Plan and the U.S. sub-Plan will be deemed to constitute the participant’s acknowledgement of and consent to our application, implementation and enforcement of any applicable clawback or similar policy that may apply to the participant, and any provision of applicable law relating to clawback, cancellation, recoupment, rescission, payback or reduction of compensation, and the participant’s agreement that we may take such actions as may be necessary to effectuate any such policy or applicable law, without further consideration or action.

The 2019 Equity Incentive Plan and the U.S. sub-Plan have been designed to include a number of provisions that promote best practices by reinforcing the alignment between equity compensation arrangements for eligible employees and non-employee directors and stockholders’ interests. These provisions include, but are not limited to, the following:

•	Forfeiture Upon Cause Termination. All awards held by a participant will be forfeited upon the participant’s termination for cause.
•	No Repricing Without Shareholder Approval. Without prior shareholder approval, we will not (i) reduce the exercise price of a stock option, (ii) take any other action that is treated as repricing under U.S. GAAP or (ii) repurchase for cash or cancel a stock option when its exercise price is greater than the fair market value of the underlying shares in exchange for another, unless the cancellation and exchange occurs in connection with a change in capitalization or a similar change.
•	No Transferability. Awards generally may not be transferred, except by will or the laws of descent and distribution, unless otherwise determined by the compensation committee.
•	No Automatic Grants. The Plan does not provide for automatic grants to any participant.
•	No Tax Gross-Ups. The Plan does not provide for any tax gross-ups.

Our compensation committee will administer the 2019 Equity Incentive Plan and the U.S. sub-Plan, or if determined otherwise by our board of directors, the equity incentive plans will be administered by our board of directors or other designated committee on its behalf. Even if the compensation committee or any other committee was appointed by our board of directors in order to administer the equity incentive plans, our board of directors may, subject to any legal limitations, exercise any powers or duties of the compensation committee or any other committee concerning the equity incentive plans. The compensation committee will, among others, select which eligible persons will receive options or other awards under the equity incentive plans and will determine, or recommend to our board of directors, the number of ordinary shares covered by those options or other awards, the terms under which such options or other awards may be exercised (however, options generally may not be exercised later than ten years from the grant date of an option) or may be settled or paid, and the other terms and conditions of such options and other awards under the equity incentive plans. All awards granted under the equity incentive plans shall not be transferable other than by will or by the laws of descent and distribution, unless otherwise determined by our compensation committee.

To the extent permitted under applicable law, our compensation committee will have the authority to accelerate the vesting of any outstanding options, restricted shares and RSUs at such time and under such circumstances as it, in its sole discretion, deems appropriate. In the event of a merger or sale, as defined in the Plan, any award then outstanding shall be assumed or an equivalent award shall be substituted by the successor corporation of the merger or sale or any parent or affiliate thereof as determined by our board of directors. In the event that the awards are not assumed or substituted, our compensation committee may, in its discretion, accelerate the vesting, exercisability of the outstanding award, or provide for the cancellation of such award and payment of cash consideration, as determined to be fair in the circumstances.

Subject to particular limitations specified in the 2019 Equity Incentive Plan and the U.S. sub-Plan and under applicable law, our board of directors may amend or terminate each of the equity incentive plans, and the compensation committee may amend awards outstanding under the Plan. The Plan will continue in effect until all ordinary shares available under the Plan are delivered and all restrictions on those shares have lapsed, unless the 2019 Equity Incentive Plan is terminated earlier by our board of directors. No awards may be granted under the 2019 Equity Incentive Plan and the U.S. sub-Plan, on or after the tenth anniversary of the date of adoption.

Any equity award to an office holder, director or controlling shareholder, whether under the 2019 Equity Incentive Plan and the U.S. sub-Plan or otherwise, may be subject to further approvals in addition to the

approval of the compensation committee as described above. As of December 31, 2019, there were        ordinary shares issuable upon the exercise of options to purchase ordinary shares outstanding under our 2019 Equity Incentive Plan, at an average exercise price of $2.21 per share.

The following table sets forth, as of December 31, 2019, the total number of ordinary shares issuable upon exercise of the options granted to each of our executive officers and our non-employee directors as a group, the exercise price of such options, the grant date and the expiration date.

Name	Number of Options	Exercise Price	Date of Grant	Expiration Date
Ran Poliakine	1,206,290	$2.21	November 25, 2019	November 25, 2029
Onn Fenig	40,234	$2.21	November 25, 2019	November 25, 2029
Erez Meltzer	0	N/A	N/A	N/A
Prof. Richard Stone	100,584	$2.21	November 25, 2019	November 25, 2029
Itzhak Maayan	161,107	$2.21	November 25, 2019	November 25, 2029
Anat Kaphan	112,754	$2.21	November 25, 2019	November 25, 2029
Yoel Raab	112,754	$2.21	November 25, 2019	November 25, 2029
Tal Shank	74,362	$2.21	November 25, 2019	November 25, 2029

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of          , 2020 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;
•	each of our directors, executive officers and director nominees; and
•	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. In determining beneficial ownership percentages, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of          , 2020, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned prior to the offering is based on          ordinary shares outstanding as of          , 2020. The percentage of ordinary shares beneficially owned after the offering is based on the number of shares outstanding prior to the offering plus the ordinary shares that we are selling in this offering.

The percentages of ordinary shares beneficially owned after the offering assume that the underwriters will not exercise their option to purchase additional ordinary shares in the offering. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Upon the closing of this offering, none of our shareholders will have different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Unless otherwise noted below, the address for each beneficial owner is c/o Communications Center, Neve Ilan, Israel 9085000.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
5% or greater shareholders
Ran Poliakine(1)
Moshe Moalem(2)
SK Telecom TMT Investment Corp and Affiliates(3)
Tsuri Limited and Everhart Finance Limited(4)
Directors and executive officers
Ran Poliakine(1)
Onn Fenig		*
Erez Meltzer		*
Richard Stone(5)
Itzhak Maayan		*
Yoel Raab		*
Anat Kaphan		*
Tal Shank		*
All directors and executive officers as a group (8 persons)
*	Amount represents less than 1% of outstanding ordinary shares.
(1)	Represents (a) 7,897,339 ordinary shares of the Company held in trust by Shay Zuckerman & Co. Law Firm (“Shay Zuckerman”), pursuant to an Escrow Agreement, dated September 1, 2019 (the “Escrow Agreement”), between the Company and Shay Zuckerman, as trustee, and (b) warrants to purchase 452,489 ordinary shares held by Ran Poliakine. 50% of the ordinary shares held by Shay

Zuckerman are held in trust for the benefit of Ran Poliakine and Profiscope Limited (“Profiscope”), of which each of Ran Poliakine and Moshe Moalem is a 50% shareholder, and the remaining 50% ordinary shares are held in trust for the benefit of Moshe Moalem and Profiscope. Each of Ran Poliakine and Moshe Moalem may be deemed to have voting and dispositive power of all the ordinary shares held in trust by Shay Zuckerman.

(2)	Represents 7,897,339 ordinary shares of the Company held in trust by Shay Zuckerman, pursuant to the Escrow Agreement. 50% of the ordinary shares are held in trust for the benefit of Ran Poliakine and Profiscope, of which each of Ran Poliakine and Moshe Moalem is a 50% shareholder, and the remaining 50% ordinary shares are held in trust for the benefit of Moshe Moalem and Profiscope. Each of Ran Poliakine and Moshe Moalem may be deemed to have voting and dispositive power of all the ordinary shares held in trust by Shay Zuckerman.
(3)	Represents 1,357,466 ordinary shares held by SK Telecom TMT Investment Corp (“SKT”), 49,733 ordinary shares held by Pureun Partners Asset Management Co., Ltd. (“Pureun”), 855,204 ordinary shares held by EBEST-PPAM Fund No. 9 (“EBEST”), and warrants held by SK Telecom TMT Investment Corp to purchase 2,262,443 ordinary shares. SKT has the voting and dispositive power of the shares held by Pureun and EBEST pursuant to a proxy.
(4)	Represents 1,647,452 ordinary shares held by Tsuri Limited and 920,064 ordinary shares held by Everhart Finance Limited. The voting and dispositive power over such ordinary shares are ultimately held by Elie Douer and Marie Douer, and each of Elie Douer and Marie Douer may be deemed to share voting and dispositive power over the shares held by Tsuri Limited and Everhart Finance Limited.
(5)	Consists of 333,333 ordinary shares, options to purchase 100,584 ordinary shares, and warrants to purchase 466,777 ordinary shares held by Richard Stone, 696,196 ordinary shares and warrants to purchase 298,642 ordinary shares held by Stone Isra Ventures LLC, and 221,719 ordinary shares and warrants to purchase 443,438 ordinary shares held by Adhoc Investors LLC. Richard Stone is the sole shareholder of Stone Isra Ventures LLC and Adhoc Investors LLC, and may be deemed to have voting and dispositive power of the ordinary shares held by Stone Isra Ventures LLC and Adhoc Investors LLC.

As of         , 2020, approximately               of our outstanding ordinary shares are held by       record holders in the United States.

None of our shareholders has different voting rights from other shareholders after the closing of this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, since January 1, 2017, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons.

Asset Purchase by the Company From Nanox Gibraltar

The Company (NANO-X IMAGING LTD), an Israeli limited liability company, was formed on December 20, 2018. Pursuant to the Asset Purchase Agreement, as amended on December 3, 2019 and December 31, 2019, substantially all of the assets of Nanox Gibraltar, including all patents, patent applications and all other intellectual property rights, but not including the shares of Nanox Japan (predecessor), were sold to the Company for an aggregate consideration of $13.2 million, reflecting the fair market value of the transferred assets, which was estimated to be $6.1 million (excluding cash) based on an independent valuation report, plus the cash balance less $200,000, which totaled $7.1 million as of the date of the Asset Purchase Agreement. Following the Asset Purchase, substantially all the employees of Nanox Japan (predecessor) dedicated to the Company’s business have become employees of Nanox Imaging, Inc., our wholly owned Japanese subsidiary incorporated on September 19, 2019, in December 2019.

Under the terms of the Asset Purchase Agreement, the consideration for the transferred assets will be paid only on the occurrence of one of the following events: (a) the closing of a transaction involving the sale of all or substantially all of the Company’s assets; (b) the acquisition of the Company by, or the merger of the Company with, another entity, consolidation, reorganization, recapitalization, sale, assignment or disposal by the Company of all or substantially all of the issued and outstanding shares of the Company; (c) the transfer, sale, lease, grant or other disposition of or the grant of an exclusive license over all or substantially all of Company’s assets, including, but not limited to, intellectual property, with the same economic effect to that of a sale and/or cessation of its business; (d) any other transaction, except for a financing round, following which the shareholders of the Company prior to the closing of such transaction own, directly or indirectly, less than 50% of the voting power of the surviving entity; (e) the closing of the first underwritten public offering of the Company pursuant to a registration statement under the Securities Act or the Israeli Securities Law, 5728-1968, as amended (or under equivalent securities law of another jurisdiction) or any other securities laws world-wide with the same effects and results; (f) an equity financing of the Company at a minimum pre-money valuation of $100.0 million, with proceeds to the Company of at least $30.0 million. In the events of (e) or (f) above, the Company will have the option to pay the consideration in cash or by the issuance to Nanox Gibraltar of the Company’s securities of the same series to be issued upon such event, in an amount reflecting a 25% discount on the price per share to be determined in connection with (e) and (f) above. If the Company elects to pay such consideration in cash, Nanox Gibraltar will have the right, at its sole discretion and in good faith, to reject such payment in cash, and require that the Company pay such consideration in the form of the Company’s securities in such amount and with such discount described above.

Relationship With SK Telecom

On June 17, 2019, Nanox Gibraltar entered into a Strategic Share Purchase Agreement with SK Telecom TMT Investment Corp., Pureun Partners Asset Management Co., Ltd. and EBEST-PPAM Fund No. 9 (collectively, the “SKT Entities”), pursuant to which Nanox Gibraltar sold 2,262,443 ordinary shares to the SKT Entities for an aggregate purchase price of approximately $5.0 million. In connection with such transaction, Nanox Gibraltar also issued a warrant to SK Telecom TMT Investment Corp. to acquire 2,262,443 ordinary shares at an exercise price of $20.87 per share.

In connection with the transactions described above, Nanox Gibraltar also entered into an investor rights agreement with the SKT Entities. The agreement provides for the rights to nominate a member of our board of directors, as well as certain registration rights. Pursuant to the investor rights agreement, so long as the SKT Entities hold at least 5% of Nanox Gibraltar’s outstanding shares or any SKT Entity is otherwise deemed an affiliate of Nanox Gibraltar under Rule 144 of Securities Act, it shall be entitled to the same piggyback registration rights as the most favorable registration rights that Nanox Gibraltar has provided to any of its current shareholders or provides to future shareholders, and shall be made a party to any investor rights agreement or registration rights agreement that Nanox Gibraltar thereafter enters into. The rights under the investor rights agreement will terminate upon the closing of this offering. The SKT Entities are expected to become parties to the Registration Rights Agreement (as defined below) prior to the closing of this offering so long as they meet the requirements described above. See “Description of Share Capital—Registration Rights” for detailed description of the registration rights.

Agreements With Directors and Officers

Relationship With Six-Eye Interactive Ltd.

On June 1, 2015, Nanox Gibraltar entered into a consulting agreement (the “Consulting Agreement”) with Six-Eye, pursuant to which Ran Poliakine, the sole owner of Six-Eye, agreed to provide services as Chief Strategy Officer and a member of the Executive Committee to Nanox Gibraltar. The Consulting Agreement was terminated and on September 1, 2019, Ran Poliakine executed an employment agreement with the Company.

On May 1, 2017, Nanox Gibraltar entered into a services agreement with Six-Eye, of which Ran Poliakine is the sole owner, pursuant to which Six-Eye agreed to provide certain services to Nanox Gibraltar, including research and development, equipped facilities, management and administration, operational and supply and financial and accounting services (the “Original Services Agreement”). Following the Asset Purchase, all of the terms of the Original Services Agreement were terminated.

During the years ended December 31, 2018 and 2019, the total expenses paid to Six-Eye under the Consulting Agreement and Original Services Agreement were $1.8 million and             , respectively.

Relationship With Illumigyn, Ltd.

Since November 1, 2019, Illumigyn has sub-leased approximately 1,800 square feet of private office space, including access to shared public spaces, from us in Neve Ilan, Israel. Illumigyn pays approximately $12,000 per month and during year ended December 31, 2019, the total payment received from Illumigyn was approximately $23,000. Mr. Poliakine currently serves as a member of senior management of Illumigyn and is a significant shareholder primarily through indirect holdings, and he served as a member of the board of directors of Illumigyn until August 2019.

Directorship Agreements

We have entered into directorship agreements with each of our directors, pursuant to which such directors will serve on our board of directors. Pursuant to these agreements, each director was granted options under our 2019 Equity Incentive Plan in the number and terms set out under “Management—Equity Incentive Plans.”

Employment Agreements

We have entered into written employment agreements with certain of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law. See “Risk Factors—Risks Relating to Employee Matters—Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefitting from the expertise of some of our former employees” for a further description of the enforceability of non-competition clauses.

Equity Incentive Plans

For a description of our equity incentive plans with members of our board of directors and executive officers, see “Management—Equity Incentive Plans.”

Directors and Officers Insurance Policy and Indemnification Agreements

Our amended and restated articles of association, which will become effective upon completion of this offering, permit us to exculpate, indemnify and insure each of our directors and officers to the fullest extent permitted by the Companies Law. We have obtained Directors and Officers insurance for each of our executive officers and directors. For further information, see “Management—Exculpation, Insurance and Indemnification of Directors and Officers.”

We have entered into agreements with each of our current directors and officers exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law including, with respect to liabilities resulting from this offering, to the extent that these liabilities are not covered by insurance, all subject to limited exceptions This indemnification is limited, with respect to any monetary liability imposed in favor of a third party, to events determined as foreseeable by the board of directors based on our current or expected activities. The maximum aggregate amount of indemnification that we may pay to our directors and officers based on such indemnification agreement shall not exceed the greater of (i) in relation to indemnity in connection with an offering to the public of our securities, the aggregate amount of proceeds from the sale by us and/or any of our shareholders in connection with such public offering, (ii) 25% of our total shareholders’ equity pursuant to our most recent financial statements as of the time of the actual payment of indemnification, and (iii) $50 million (in each case as may be increased from time to time by shareholders’ approval). Such indemnification amounts are in addition to any insurance amounts.

However, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our amended and restated articles of association are summaries and are qualified in their entirety by reference to the amended and restated articles of association, which will become effective upon the closing of this offering.

General

Upon the closing of this offering, our authorized share capital will consist of              ordinary shares, par value NIS 0.01 per share, of which, effective upon closing of this offering,          ordinary shares will be issued and outstanding (assuming that the underwriters do not exercise their option to purchase additional ordinary shares).

All of our outstanding ordinary shares will be validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Warrants to Purchase Ordinary Shares

As of December 31, 2019, warrants to purchase a total of 6,072,098 shares of our ordinary shares were outstanding with exercise prices ranging from $0.01 per share to $20.87 per share. These warrants are exercisable immediately and expire on various dates.

The warrants were issued to certain persons in connection with certain corporate, financing and consulting transactions. Collectively, we refer to these warrants as the “ordinary shares warrants.” Some of the ordinary shares warrants provide that, unless earlier exercised, they will be expired or exercised, on a cashless basis, immediately prior to the closing of this offering, so long as the fair market value of our ordinary shares at the closing of this offering exceeds the exercise price of the applicable warrant. The fair market value in connection with any cashless exercise prior to the consummation of this offering shall be the initial public offering price of our ordinary shares.

Assuming the closing of this offering occurs, the fair market value of one share of our ordinary shares in connection with any cashless exercise shall be the closing price or last sale price per share of our ordinary shares on the Nasdaq Capital Market or other public trading market on which our ordinary shares are traded on the business day immediately prior to the date such holder elects to exercise such warrant on a cashless basis.

Registration Number and Purposes of the Company

Our registration number with the Israeli Registrar of Companies is 515942076. Following the closing of this offering, our registration number may be changed by the Israeli Registrar of Companies to indicate that we are a public company. Our purpose as set forth in our amended and restated articles of association is to engage in any lawful activity.

Voting Rights

Upon the closing of this offering, all of our ordinary shares will have identical voting and other rights in all respects.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our amended and restated articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors under the Companies Law described under “Management—External Directors.”

Under our amended and restated articles of association, which will become effective immediately prior to the closing of this offering, our board of directors must consist of seven directors, including two external directors as required by the Companies Law. Pursuant to our amended and restated articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares participating and voting at the relevant meeting. In addition, our amended and restated articles of association allow our board of directors to appoint new directors to fill vacancies on the board of directors if the number of directors falls below the minimum number provided in our amended and restated articles so the number of directors in office shall be at least the minimum number. In such case, a shareholders meeting shall be held within six months of such appointment in order to elect directors. Furthermore, under our amended and restated articles of association, our directors, other than external directors, are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of 1/3 of the total number of directors constituting the entire board of directors (other than the external directors). For a more detailed description on the composition of our board of election procedures of our directors, other than our external directors see “Management—Board of Directors and Officers.” External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law, for further information on the election and removal of external directors see “Management — External Directors—Election and Dismissal of External Directors.”

Dividend and Liquidation Rights

We have never declared or paid any cash dividends on our ordinary shares.

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. See “Dividend Policy” for more information with respect to the requirements under Israeli law for the declaration and payment of dividends to our shareholders. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association, which will become effective immediately prior to the closing of this offering, do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors and other payments due as per applicable law, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of certain countries that have been, or are considered to be in a state of war with Israel.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All general meetings other than the annual meeting of shareholders are referred to in our amended and restated articles of association as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two or more of our directors or one-quarter or more of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 10% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 10% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Our amended and restated articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholder meetings.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding, among other things, the following matters must be passed at a general meeting of our shareholders:

•	amendments to our amended and restated articles of association;
•	appointment or termination of our auditors;
•	election of directors, including external directors (if applicable);
•	approval of certain related party transactions;
•	increases or reductions of our authorized share capital;
•	mergers; and
•	the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

Under our amended and restated articles of association, we are required to give notice to our registered shareholders not less than five days prior to the meeting unless the right to such notice is waived in writing by all of the Shareholders as to a particular meeting. The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, or as otherwise required under applicable law, notice must be provided at least 35 days prior to the meeting. Under the Companies Law, shareholders of a public company are not permitted to take action by written consent in lieu of a meeting. Under Companies Law, whenever we cannot convene or conduct a general meeting in the manner prescribed under the law or our articles of association, the court may, upon our, shareholders’ or directors’ request, order that we convene and conduct a general meeting in the manner the court deems appropriate.

Voting Rights

Quorum Requirements

Pursuant to our amended and restated articles of association, which will become effective immediately prior to the closing of this offering, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. In any meeting of shareholders, we will follow the quorum requirements for general meetings under the Nasdaq Marketplace Rules, pursuant to which the quorum required for our general meetings of shareholders will consist of at least one shareholder present in person, by proxy or written ballot. A meeting adjourned for lack of a quorum will generally be adjourned to the same day of the following week at the same time and place, or to such other day, time or place as indicated by our board of directors if so specified in the notice of the meeting. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum, instead of one-third of the issued share capital as required under the Nasdaq Marketplace Rules.

Vote Requirements

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our amended and restated articles of association.

Pursuant to our amended and restated articles of association, an amendment to our amended and restated articles of association regarding any change of the composition or election procedures of our directors will require a simple shareholders majority of the voting power represented at the meeting in person or by proxy and voting thereon. Under the Companies Law, among others, each of  (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if such terms are not extraordinary) requires the approval described above under “Management—Fiduciary duties and approval of specified related party transactions and compensation under Israeli law—Disclosure of personal interests of a controlling shareholder and approval of certain transactions.” Certain transactions with respect to remuneration of our office holders and directors, the approval and extension of a compensation policy and certain deviations therefrom require further approvals described above under “Management—Fiduciary duties and approval of specified related party transactions and compensation under Israeli law—Rules Applicable to Compensation of directors and executive officers.” Under our amended and restated articles of association, any change to the rights and privileges of the holders of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, that governs the settlement of debts and reorganization of a company, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

Access to Corporate Records

Under the Companies Law, shareholders generally have the right to review minutes of our general meetings, our shareholders register and principal shareholders register, our amended and restated articles of association, our annual audited financial statements and any document that we are required by law to file publicly with the Israeli Registrar of Companies or the Israel Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interests or protect a trade secret or patent.

Modification of Class Rights

Under the Companies Law and our amended and restated articles of association, the rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our amended and restated articles of association.

Registration Rights

Prior to the closing of this offering, we intend to enter into a registration rights agreement (the “Registration Rights Agreement”) with holders of approximately                 of our ordinary shares. Under the terms of such registration rights agreement, and subject to the limitations specified therein, if we register our ordinary shares under the Securities Act for sale to the public (including with respect to our initial public offering), either for our own account or for the account of other security holders or both, the holders of registrable securities are entitled to notice of the intended registration and to include any or all of their registrable securities in the registration. The right of holders of registrable securities to include shares in an underwritten offering is subject to the right of the underwriters to limit the number of shares included in such offering. Holders of registrable securities are generally required to pay all expenses of registration, including the fees and disbursements of its counsel and all underwriting discounts and commissions.

In addition, holders of warrants to purchase an aggregate of           ordinary shares,              of which will be exercised prior to the closing of this offering, are entitled to piggyback registration rights under the terms of such warrants substantially similar to the registration rights described in the preceding paragraph.

Acquisitions Under Israeli Law

Full Tender Offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (a) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered by shareholders who accept the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser and its controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer or any other person acting on their behalf, including relatives and entities under such person’s control). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares purchased in contradiction to the tender offer rules under the Companies Law, will have no rights and will become dormant shares.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares voted on the proposed merger at a shareholders meeting.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Management—Fiduciary Duties and Approval of Specified Related Party Transactions and Compensation Under Israeli Law—Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions”).

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value to the parties to the merger and the consideration offered to the shareholders of the target company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Israeli tax law treats some acquisitions, such as share for share exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such share for share swap.

Anti-Takeover Measures Under Israeli Law

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of the closing of this offering, no preferred shares will be authorized under our amended and restated articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended and restated articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law as described above in “—Voting Rights.”

Borrowing Powers

Pursuant to the Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our amended and restated articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly adopted by our shareholders at a general meeting. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Establishment

We were incorporated under the laws of the State of Israel on December 20, 2018. We are registered with the Israeli Registrar of Companies in Jerusalem.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is             .

Listing

We intend to apply to list our ordinary shares on The Nasdaq Capital Market under the symbol “NNOX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our ordinary shares. Sales of substantial amounts of our ordinary shares following this offering, including shares issued upon the exercise of outstanding options or warrants, or the perception that these sales could occur, could adversely affect prevailing market prices of our ordinary shares and could impair our future ability to obtain capital, especially through an offering of equity securities. Assuming that the underwriters do not exercise their option to purchase additional ordinary shares in this offering, we will have an aggregate of          ordinary shares outstanding upon the closing of this offering. Of these shares, the ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 of the Securities Act (“Rule 144”)), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining          ordinary shares will be held by our existing shareholders and will be deemed to be “restricted securities” (as that term is defined under Rule 144). Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration such as under Rule 144 under the Securities Act. These rules are summarized below.

Lock-up Agreements

Our officers, directors and substantially all holders of our outstanding share capital and equity securities have signed lock-up agreements pursuant to which, subject to certain exceptions, such persons have agreed not to sell or otherwise dispose of ordinary shares or any securities convertible into or exchangeable for ordinary shares for a period of     days after the date of this prospectus without the prior written consent of                .                 may, at any time without prior notice, release all or any portion of the ordinary shares from the restrictions in any such agreement.

Rule 144

Shares Held for Six Months

In general, under Rule 144 under the Securities Act, as currently in effect, and subject to the terms of any lock-up agreement, commencing 90 days following the closing of this offering, a person, including an affiliate, who has beneficially owned our ordinary shares for six months or more, including the holding period of any prior owner other than one of our affiliates (i.e., commencing when the shares were acquired from us or from an affiliate of us as restricted securities), is entitled to sell our shares, subject to the availability of current public information about us (which information will be deemed to be available as long as we continue to file required reports with the SEC). In the case of an affiliate shareholder, the right to sell is also subject to the fulfillment of certain additional conditions, including manner of sale provisions, notice requirements, and a volume limitation that limits the number of shares that may be sold thereby, within any three-month period, to the greater of:

•	1% of the number of ordinary shares then outstanding; or
•	the greater of 1% or the average weekly trading volume of our ordinary shares on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 144 under the Securities Act also provides that affiliates that sell our ordinary shares that are not restricted securities must nonetheless comply with the same restrictions applicable to restricted securities, other than the holding period requirement.

Shares Held by Non-Affiliates for One Year

Under Rule 144 as currently in effect, a person who is not considered to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell his, her or its shares under Rule 144 without complying with the provisions relating to the availability of current public information or with any other conditions under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such shares may be sold immediately upon the closing of this offering.

Rule 701

In general, under Rule 701 as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the closing of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, as described below.

Rule 701 will apply to the options granted under our 2019 Equity Incentive Plan prior to the closing of this offering, along with the shares acquired upon exercise of these options, including exercises or vesting following the closing of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to any contractual restrictions, including the lock-up agreements described above, may be sold beginning 90 days following the closing of this offering in reliance on Rule 144 by:

•	persons other than affiliates, without restriction; and
•	affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Form S-8 Registration Statements

Following the closing of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register, in the aggregate,          ordinary shares, issued or reserved for issuance under our 2019 Equity Incentive Plan. The registration statement on Form S-8 will become effective automatically upon filing. Ordinary shares issued upon exercise of a share option or other award and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to the    -day lock-up.

Registration Rights

Prior to the closing of this offering, we intend to enter into the Registration Rights Agreement that will entitle holders of approximately              of our ordinary shares to certain piggyback registration rights following the closing of this offering. In addition, holders of warrants to purchase an aggregate of           ordinary shares,           of which will be exercised prior to the closing of this offering, are entitled to piggyback registration rights under the terms of such warrants substantially similar to the registration rights provided in the Registration Rights Agreement. See “Description of Share Capital—Registration Rights.”

MATERIAL TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of some Israeli tax consequences to persons owning our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax, currently at the rate of 23% of a company’s taxable income. However, the effective tax rate payable by a company that derives income from a Benefited Enterprise, a Preferred Enterprise, or a Preferred Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the regular corporate tax rate.

Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel and which was incorporated in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” as such terms are defined in the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	Amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise, commencing from the tax year where the Industrial Enterprise began to use them.
•	Under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and
•	Expenses related to a public offering are deductible in equal amounts from income attributed to the Industrial Enterprise over three years commencing in the year of the offering.

Although, as of the date of this prospectus, we do not have industrial production activities, we may qualify as an Industrial Company in the future and may be eligible for the benefits described above. However, we cannot assure that we will qualify as an Industrial Company or that the benefits described above will be available to us.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures related to scientific research and development projects, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research; or
•	The research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the financing of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures not so approved are deductible in equal amounts over three years.

From time to time, we may apply to the Israeli Innovation Authority, or the IIA, for approval to allow a tax deduction for research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law). The benefits available under the Investment Law are subject to the fulfillment of conditions stipulated therein. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

Tax Benefits Subsequent to the 2005 Amendment

An amendment to the Investment Law, which became effective as of April 1, 2005, or the 2005 Amendment, changed certain provisions of the Investment Law. An eligible investment program under the 2005 Amendment qualifies for benefits as a “Benefited Enterprise.” Prior to the 2005 Amendment, investment programs under the Investment Law were called “Approved Enterprises.” The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depend on, among other things, the geographic location of the Benefited Enterprise in Israel. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% and the applicable corporate tax rate for the remainder of the benefits period, depending on the level of foreign investment in the company in each year during the benefits period.

We are not entitled to tax benefits under the 2005 Amendment.

Tax Benefits Under the 2011 Amendment

The Investment Law was significantly amended as of January 1, 2011, or the 2011 Amendment. The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment.

The 2011 Amendment introduced new tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise,” in accordance with the definition of such terms in the Investment Law. The definition of a Preferred Company, includes, inter alia, a company incorporated in Israel that (1) is not wholly owned by a government entity, (2) owns a Preferred Enterprise and (3) is controlled and managed from Israel and is subject to further conditions set forth in the Investment Law. Moreover, a Preferred Company needs to meet certain conditions stipulated in the Investment Law such as being an industrial company (including a minimum threshold of 25% export).

A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to the income attributed to its Preferred Enterprise, unless the Preferred Enterprise is located in development area “A,” in which case the rate will be 7.5%. Our operations are currently not located in development area “A.”

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at the following rates: (i) Israeli resident individuals — 20% (iii) non-Israeli residents — 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty and subject to the receipt in advance of valid certificate from the Israeli Tax Authority, or the ITA. If such dividends are paid to an Israeli company, no tax is required to be withheld. However, if such dividends are subsequently distributed by such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply.

The provisions of the 2011 Amendment do not apply to existing “Benefited Enterprises” or “Approved Enterprises,” which will continue to be entitled to the tax benefits under the Investment Law, as in effect prior to the 2011 Amendment, unless the company owning such enterprises had made an election to apply the provisions of the 2011 Amendment (such election cannot be later rescinded), which is to be filed with the ITA, not later than the date prescribed for the filing of the company’s annual Israeli tax return for the respective year.

We are currently not entitled to tax benefits under the 2011 Amendment.

Tax Benefits Under the 2017 Amendment

Additional amendments to the Investment Law became effective in January 2017, or the 2017 Amendment. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax benefit programs under the Investment Law.

The 2017 Amendment provides that a technological company satisfying certain conditions may qualify as a “Preferred Technological Enterprise” and thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development area “A.” In addition, a Preferred Technological Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million, and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a technological company satisfying certain conditions may qualify as a “Special Preferred Technological Enterprise” and thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technological Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million may be eligible for these benefits for a period of at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income or income attributed to production are generally subject to withholding tax at the rate of 20% or such lower rate, as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. However, if such dividends are subsequently distributed by such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply. If dividends paid out of Preferred Technological Income are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

We are currently not entitled to tax benefits under the 2017 Amendment.

Taxation of Our Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident for tax purposes, and on the disposition of such assets by a non-Israeli resident for tax purposes if those assets are (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is not currently subject to tax in Israel.

Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s “means of control,” which includes, among other things, the right to receive profits of the company, voting rights, the rights to receive proceeds upon the company’s liquidation and the right to appoint a director) at the time of sale or at any time during the preceding 12-month period, such capital gain will be taxed at the rate of 30%. Furthermore, where an individual claimed real interest expenses and linkage differentials on securities, the capital gain on the sale of the securities will taxed at a rate of 30%.

Real Capital Gain derived by corporations will be generally subject to the corporate tax rate (23% in 2018 and thereafter).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income — 23% for corporations in 2018 and thereafter and a marginal tax rate of up to 47% in 2019 for individuals, not including excess tax (described below). Notwithstanding the foregoing, Real Capital Gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the shares on the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributable, (iii) if the seller is a corporation, no more than 25% of its means of control are held, directly and indirectly, by Israeli residents, and (iv) if the seller is a corporation, there is no Israeli resident that is entitled to 25% or more of the revenues or profits of the corporation, directly or indirectly. In addition, such exemption would not be available to a person whose capital gains from selling or otherwise disposing of the securities are deemed to be business income.

In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the Convention Between the Government of the United States and the Government of the State of Israel with respect to Taxes of Income, as amended, or the U.S.-Israel Double Tax Treaty, exempts U.S. residents for the purposes of the treaty from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Shareholders may be liable for Israeli tax on the sale of their ordinary shares and the payment of the consideration may be subject to withholding of Israeli tax. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at the time of sale. For example, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as a non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes.

The purchaser, the Israeli stockbrokers or financial institutions through which the shares are held is obligated, subject to the above mentioned exemptions, to withhold tax on the amount of consideration paid upon the sale of the shares (or on the Real Capital Gain on the sale, if known) at the rate of 25% in respect of an individual and 23% in respect of a corporation.

Upon the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every calendar year in respect of sales of securities made within the previous six months. However, if all tax due was withheld according to applicable provisions of the Ordinance and regulations promulgated thereunder the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

Dividends

We have never paid cash dividends. A distribution of dividend by our company from income attributed to a Preferred Enterprise to Israeli residents will generally be subject to withholding tax in Israel at the following tax rates: Israeli resident individuals — 20%; Israeli resident companies — 0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided if an applicable tax treaty will apply (subject to the receipt in advance of a valid tax certificate from the ITA allowing for a reduced tax rate)). A distribution of dividends from income, which is not attributed to a Preferred Enterprise to an Israeli resident individual, will generally be subject to withholding tax at a rate of 25% or 30% if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 25% or such lower rate as may be provided if an applicable tax treaty will apply (subject to the receipt in advance of a valid tax certificate from the ITA allowing for a reduced tax rate)).

A non-Israeli resident (either individual or corporation) is generally subject to Israeli withholding tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12-month period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). Under the U.S.-Israel Double Tax Treaty, the following withholding rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding voting shares of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends — the tax rate is 12.5%, (ii) if both the conditions mentioned in (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise — the tax rate is 15% if a certificate for a reduced withholding tax rate would be provided in advance from the ITA and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Excess Tax

Individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax on annual income exceeding a certain threshold (NIS 649,560, for 2019), which amount is linked to the Israeli consumer price index, at a rate of 3%, including, but not limited to, income derived from dividends, interest and capital gains.

Foreign Exchange Regulations

Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated, and may be restored at any time by administrative action.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

U.S. Federal Income Tax Consequences

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares by a U.S. Holder (as defined below) that acquires our ordinary shares in this offering and holds them as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;
•	insurance companies;
•	pension plans;
•	cooperatives;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to use a mark-to-market method of accounting;
•	certain former U.S. citizens or long-term residents;
•	tax-exempt entities (including private foundations);
•	holders who acquire our ordinary shares pursuant to any employee share option or otherwise as compensation;
•	investors that will hold our ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
•	persons holding our ordinary shares in connection with a trade or business outside the United States;
•	persons that actually or constructively own 10% or more of our stock (by vote or value);
•	investors required to accelerate the recognition of any item of gross income with respect to our ordinary shares as a result of such income being recognized on an applicable financial statement;
•	investors that have a functional currency other than the U.S. dollar;
•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding our ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia;
•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ordinary shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of passive income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally classified as passive assets and goodwill and other unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes, among other things, dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person), and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Whether we are, or will be, classified as a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets.

Based upon our current and projected income and assets (including goodwill and taking into account our cash balances, including the anticipated proceeds from this offering) and the anticipated market price of the ordinary shares in this offering, it is likely that we will be classified as a PFIC for the current taxable and future taxable years at least until we start generating a substantial amount of active revenue. Accordingly, prospective investors should be willing to assume the risks of investing in a PFIC.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be classified as a PFIC.

Because it is likely that we will be classified as a PFIC for the current and future taxable years, at least until we start generating a substantial amount of active revenue, U.S. Holders should not assume that any dividends will qualify for the lower tax rate described under “—Dividends” below.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may increase the likelihood of us becoming classified as a PFIC for the current or subsequent taxable years. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the holder holds our ordinary shares. However, if we cease to be classified as a PFIC, provided that the U.S. Holder has not made a mark-to-market election, as described below under “—Passive Foreign Investment Company Rules,” such holder may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold our ordinary shares it holds on the last day of the last taxable year in which we were classified as a PF1C at their fair market value and any gain from such deemed sale would be subject to the rules described below under “—Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become classified as a PFIC in a subsequent taxable year, the ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below under “—Passive Foreign Investment Company Rules” with respect to any “excess distribution” received from us or any gain from an actual sale or other disposition of the ordinary shares. The rules dealing with deemed sale elections are very complex. Investors are strongly urged to consult their tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be classified as a PFIC and such election becomes available to holders of ordinary shares.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any Israeli tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or we are eligible for the benefit of the U.S.-Israel Double Tax Treaty, (2) we are neither classified as a PFIC nor treated as such with respect to a U.S. Holder (as discussed above and below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period and other requirements are met. Our ordinary shares have been approved for listing on the Nasdaq Capital Market. Provided this listing is approved, we believe that our ordinary shares will generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that the ordinary shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on our ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. A U.S. Holder may be subject to Israeli withholding taxes on dividends paid on our ordinary shares (see “Material Tax Considerations—Israeli Tax Considerations and Government Programs—Taxation of Our Shareholders—Dividends”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, Israeli withholding taxes on dividends not in excess of any applicable rate under the U.S.-Israel Double Tax Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and each U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company Rules,” the gain or loss will generally be capital gain or loss and individuals and other non-corporate U.S. Holders who have held the ordinary shares for more than one year will generally be eligible for reduced tax rates. However, as described above under “—Passive Foreign Investment Company Considerations,” it is likely that we will be classified as a PFIC for the current and future taxable years, at least until we start generating a substantial amount of active revenue, in which case gains will be taxed as described in “—Passive Foreign Investment Company Rules.” The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, such that the U.S. Holder may not be able to use the foreign tax credit arising from any Israeli tax imposed on the disposition of our ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is urged to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of our ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;
•	the amount allocated to the taxable year of the excess distribution, sale or other disposition and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ordinary shares even if we cease to meet the threshold requirements for PFIC status unless the U.S. Holder makes a “deemed sale” election as discussed above under “—Passive Foreign Investment Company Considerations” in which case any gain on the deemed sale will be taxed under the PFIC rules described above.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any subsidiary we own is also classified as a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. As a result, such U.S. Holder may incur liability for the deferred tax and interest charge described above if either (1) we receive any excess distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or (2) the U.S. Holder disposes of all or part of our ordinary shares. It is possible that any subsidiary we own would be a PFIC for the current taxable year or future taxable years. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any subsidiary we own.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ordinary shares, the holder will generally (i) include as ordinary income for each taxable year that we are classified as a PFIC the excess, if any, of the fair market value of the ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ordinary shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ordinary shares in a year when we are classified as a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ordinary shares will be treated as traded on a qualified exchange or other market upon their listing on the Nasdaq Capital Market. We anticipate that our ordinary shares should qualify as being regularly traded, but no assurances may be given in this regard. If any subsidiary we own is, or becomes, classified as a PFIC, the mark-to-market election will likely not be available with respect to the shares of such subsidiary that are treated as owned by a U.S. Holder. Consequently, a U.S. Holder could be subject to the PFIC rules with respect to income of a lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. U.S. Holders are urged to consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ordinary shares during any taxable year that we are classified as a PFIC, the holder must generally file an annual IRS Form 8621 regarding distributions received on, and any gain realized on the disposition of, our ordinary shares. U.S. Holders are urged to consult their tax advisor regarding our PFIC status and the U.S. federal income tax consequences of owning and disposing of our ordinary shares if we are, or become, classified as a PFIC including the possibility of making a market-to-market or deemed sale election.

Information Reporting and Backup Withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Information with respect to Foreign Financial Assets

Certain U.S. Holders may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisor regarding the effect, if any, of this requirement on their ownership and disposition of our ordinary shares.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT ABOVE IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

UNDERWRITING

We are offering the ordinary shares described in this prospectus through the underwriters.                 is acting as representative of the underwriters. We have entered into an underwriting agreement with the underwriters.

Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ordinary shares listed next to its name in the following table:

Name	Number of shares

Total

The underwriters are committed to purchase all the ordinary shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $          per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $       per share from the initial public offering price. After the initial offering of the shares to the public, if all of the ordinary shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to          additional ordinary shares from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per ordinary share less the amount paid by the underwriters to us per ordinary shares. The underwriting fee is $          per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the estimated underwriting discounts and commissions, will be approximately $          . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $          .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Our officers, directors and substantially all holders of our outstanding share capital and equity securities have agreed, subject to specified exceptions, not to directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares (including without limitation, ordinary shares or such other securities which may be deemed to be beneficially owned by the such persons in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant);
•	enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or such other securities; or
•	make any demand for or exercise any right with respect to the registration of any of our ordinary shares or any security convertible into or exercisable or exchangeable for our ordinary shares, or publicly disclose the intention to do any of the foregoing.

This restriction terminates after the close of business on and including the     day after the date of this prospectus.                 may, in its sole discretion and at any time or from time to time before the termination of the        period release all or any portion of the securities subject to lock-up agreements.

In addition, we have agreed, for the 180 days after the date of this prospectus and subject to specified exceptions, not to:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares, or publicly disclose the intention to undertake any of the foregoing; or
•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or any such other securities, without the prior written consent of .

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the underwriters may be required to make in respect of these liabilities.

We intend to apply to have our ordinary shares approved for listing on The Nasdaq Capital Market under the symbol “NNOX.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ordinary shares in the open market for the purpose of preventing or retarding a decline in the market price of the ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of the ordinary shares, which involves the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ordinary shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ordinary shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of the ordinary shares, and, as a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Capital Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In determining the initial public offering price, we and the representative of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representative;
•	our prospects and the history and prospects for the industry in which we compete;
•	an assessment of our management;
•	our prospects for future earnings;
•	the general condition of the securities markets at the time of this offering;
•	the recent market prices of, and demand for, publicly traded equity securities of generally comparable companies; and
•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares, or that our ordinary shares will trade in the public market at or above the initial public offering price.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and actively trade or hold on behalf of themselves or their customers, long or short positions in our debt or equity securities (or relative derivatives or other financial instruments) or loans, and may do so in the future. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities or instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel,

this document is being distributed only to, and is directed only at, and any offer of the securities offered hereby is directed only at, (i) a limited number of persons in accordance with the Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (1) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (2) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (1) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (2) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law;
(d)	as specified in Section 276(7) of the SFA; or
(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

EXPENSES RELATED TO OFFERING

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the offer and sale of ordinary shares in this offering. All amounts listed below are estimates except the SEC registration fee, Nasdaq listing fee and the FINRA filing fee.

Itemized expense	Amount
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees		*
Accounting fees and expenses		*
Miscellaneous		*
Total	$	*
*	To be filed by amendment.

LEGAL MATTERS

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Amit, Pollak, Matalon & Co., Tel Aviv, Israel. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters concerning this offering will be passed upon for the underwriters by Gornitzky & Co., Tel Aviv, Israel, relating to Israeli law, and by Latham and Watkins LLP, New York, New York, relating to U.S. law.

EXPERTS

The consolidated financial statements as of December 31, 2018 and for the year ended December 31, 2018 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1C to the financial statements) of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited (PwC Israel), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The offices of PwC Israel are located at Hamered 25 Tel-Aviv.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, many of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States

We have irrevocably appointed                               as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is                      .

We have been informed by our legal counsel in Israel, Amit, Pollak, Matalon & Co., that it may be difficult to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws on the basis that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. There is little binding case law in Israel addressing these matters. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to certain time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;
•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and
•	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court will not declare a foreign civil judgment enforceable if:

•	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);
•	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;
•	the judgment was obtained by fraud;
•	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;
•	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;
•	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or
•	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange in force on the date of the payment. Current Israeli exchange control regulations also permit a judgment debtor to make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC at its web site at: http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this offering, we will become subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of those requirements by filing reports with the SEC. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of our fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements which will be audited and reported on, with an opinion expressed, by an independent registered public accounting firm. We also intend to file with the SEC reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

We maintain a corporate website at www.nanox.vision. Information contained on, or that can be accessed through our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

NANO-X IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018

U.S. DOLLARS

Report of Independent Registered Public Accounting Firm

The Asset Purchase Transaction accounted for as transfer of net assets under common control as described in Note 1b to the consolidated financial statements was consummated on September 3, 2019. This transfer of net assets under common control has not been included in a set of financial statements prepared in accordance with accounting principles generally accepted in the United States of America covering a period in which the transfer of net assets under common control occurred. Once a set of financial statements that reflect the transfer of net assets under common control in 2019 are issued, we will be in a position to furnish the following report.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Tel Aviv, Israel
December 3, 2019

“Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nano-X Imaging Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Nano-X Imaging Ltd. and its subsidiary (the “Company”) as of December 31, 2018 and the related consolidated statement of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1c to the consolidated financial statements, the Company has suffered recurring losses from operations and negative working capital that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1c. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tel Aviv, Israel
            , 2019
We have served as the Company’s auditor since 2019.”

NANO-X IMAGING LTD.

CONSOLIDATED BALANCE SHEET

December 31, 2018(*)
U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	5
Related party receivables	1,694
TOTAL CURRENT ASSETS	1,699

NON-CURRENT ASSETS:
Property, equipment and software, net	156
TOTAL NON-CURRENT ASSETS	156

TOTAL ASSETS	1,855

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	82
Related party liability	8,157
TOTAL LIABILITIES	8,239
COMMITMENTS
SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share, 30,000,000 Shares authorized; 21,924,208 issued and outstanding.	58
Additional paid-in capital	11,596
Accumulated deficit	(18,038)
TOTAL SHAREHOLDERS’ EQUITY	(6,384)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,855
(*)	The financial statements as of and for the year ended December 31, 2018 reflect a retrospective application of transaction under common control - see note 1b

The accompanying notes are an integral part of these financial statements

NANO-X IMAGING LTD.

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2018(*)
U.S. Dollars in thousands
OPERATING EXPENSES:
Research and development	672
Marketing, general and administrative	1,232
TOTAL OPERATING EXPENSES	1,904
OPERATING LOSS	(1,904)
FINANCIAL EXPENSES, net	5
NET LOSS FOR THE YEAR	(1,909)

BASIC AND DILUTED LOSS PER SHARE	(0.09)
(*)	The financial statements as of and for the year ended December 31, 2018 reflect a retrospective application of transaction under common control - see note 1b

The accompanying notes are an integral part of these financial statements

NANO-X IMAGING LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (*)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	U.S. Dollars in thousands
BALANCE AT DECEMBER 31, 2017	20,257,434	41	7,814	(16,129)	(8,274)
CHANGES DURING 2018:
Issuance of ordinary shares, see note 6a1)	1,666,774	17	3,667		3,684
Share-based compensation, see note 6a2)			115		115
Net loss for the year				(1,909)	(1,909)
BALANCE AT DECEMBER 31, 2018	21,924,208	58	11,596	(18,038)	(6,384)
(*)	The financial statements as of and for the year ended December 31, 2018, reflects a retrospective application of transaction under common control - see note 1b

The accompanying notes are an integral part of these financial statements

NANO-X IMAGING LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2018(*)
U.S. Dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(1,909)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	115
Depreciation	35
Changes in operating assets and liabilities:
Decrease in other receivable	66
Decrease in related parties	1,840
Decrease in accounts payable	(134)
Net cash used in operating activities	13

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Property, equipment and software	(73)
Net cash used in investing activities	(73)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(60)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	65

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	5
SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS:
Issuance of Ordinary Shares	3,684
(*)	The financial statements as of and for the year ended December 31, 2018, reflects a retrospective application of transaction under common control - see note 1b

The accompanying notes are an integral part of these financial statements

NANO-X IMAGING LTD.
NOTES TO THE FINANCIAL STATEMENTS
(U.S. Dollars in thousands)

NOTE 1 - GENERAL:

a.	Nano-X Imaging Ltd, an Israeli company (hereinafter “the Company” or “Nanox IL” or “the Successor Company”), was incorporated on December 20, 2018 and commenced its operations on September 3, 2019.

On September 19, 2019, Nanox IL established Nanox Imaging Inc. (hereinafter “Nanox Inc.”) a wholly owned subsidiary in Japan.

Nanox Imaging PLC is a public limited company incorporated in Gibraltar in 2012 (hereinafter “Nanox PLC” or “the predecessor company”).

Nanox PLC developed certain technological capabilities aimed to design and build various applications for x-ray based imaging. Nanox PLC has been a development-stage company since its inception. Nanox PLC has a wholly owned subsidiary, Nanox Japan Inc. (hereinafter “Nanox Japan”). Nanox Japan primarily provides research and development services to Nanox PLC.

b.	On September 3, 2019 (hereinafter “Transaction Date”), Nanox IL signed an Asset Purchase Agreement which was later amended on December 3, 2019 (hereinafter “the APA”) with Nanox PLC.

Under the terms of the APA, Nanox IL purchased from Nanox PLC patents, patent applications and all other intellectual property rights, as well as all cash of Nanox PLC (less an amount of $200 thousand), with an exclusion of certain assets as those are defined in the APA (hereinafter “Acquired Assets”).

Under the terms of the APA, Nanox IL shall pay Nanox PLC $6.127 million as consideration for the purchase of the Acquired Assets, which reflects the fair value of the Acquired Assets (excluding cash) plus the cash balance as of the date of the APA, less $200. The purchase price shall be due and payable upon the closing of one of the following events: (a) an M&A event (as defined in the APA) of Nanox IL, (b) an IPO (as defined in the APA) of Nanox IL (c) a qualified equity financing (as defined in the APA) of Nanox IL at a minimum company pre-money valuation of $100 million, with proceeds totaling at least $30 million. In the event of an IPO or a qualified equity financing, Nanox IL has the option to pay for the Acquired Assets in cash or by the issuance of Nanox IL securities of the same series to be issued upon such event, in an amount reflecting a 25% discount on the per share price to be determined in such IPO or qualified equity financing. If Nanox IL chooses to pay for the Acquired Assets in cash in any of the two equity financing events described above, then Nanox PLC has the right, at its sole discretion and in good faith, to reject such payment in cash, and require Nanox IL to pay for the Acquired Assets by the issuance of securities of the same series to be issued upon such equity financing events, in such amount which shall reflect a 25% discount on the per share price to be determined in such equity financing events. As such, the Company recorded a Related Party Liability in an amount of $8,157 thousand.

As of September 3 2019, Nanox IL and Nanox PLC had the same shareholders and therefore the transaction was treated as a transaction under common control for accounting purposes.

The financial statements of the Company prior to the Transaction Date are the historical financial statements of Nanox PLC, which have been adjusted to reflect:

1.	only the net assets that were transferred in the transaction according to the APA. Net assets which were not transferred in the transaction are not reflected in these financial statements.
2.	the consideration in the transaction (the “Related Party Liability”) as was created at the beginning of the earliest period presented, against a decrease in the shareholders' equity.
3.	all of the share-related information and amounts of shareholders' equity and earnings per share (number of shares, par values and amount recorded) as the shares of Nanox IL.
c.	These financial statements have been prepared assuming the Company will continue as a going concern, assuming the realization of assets and the satisfaction of liabilities and commitments will occur in the normal course of business. In accordance with Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements–Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern, management is required to perform a two-step analysis

NANO-X IMAGING LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. Dollars in thousands)

NOTE 1 - GENERAL (continued):

of its ability to continue as a going concern. Management must first evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern (step 1). If management concludes that substantial doubt is raised, management is also required to consider whether its plans alleviate that doubt (step 2).

In order to complete its technology development program, the Company will require significant funding (see note 10b below). Moreover, the Company has experienced net losses and negative cash flows from operations since its inception and has relied on its ability to fund its operations primarily through equity financings. As of December 31, 2018, the Company had an accumulated deficit of $18 million and cash and cash equivalents of $5 thousand. The Company anticipates such losses will continue until its product candidates reach commercial profitability.

In order to meet the financing requirements, the Company is in the process of raising funds. During October and November 2019, the Company signed a number of non-binding term sheets with potential investors. The Company is in the process of completing the financing round and signing binding investment agreements with these investors.

If the Company is unable to successfully commercialize its product candidates and reach profitability, or obtain sufficient future financing from its shareholders or other investors, it will be required to delay some of its planned research and development programs as well as curtail, discontinue or, in the extreme case, cease operations. These factors raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant accounting policies used in the preparation of the consolidated financial statements are as follows:

a.	Use of estimates in the preparation of financial statements

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and such differences may have a material impact on the Company’s financial statements. As applicable to these financial statements, the most significant estimates relate to fair value of share-based payments and the fair value of the liability to related party (see note 4).

b.	Functional currency

The U.S. dollar is the currency of the primary economic environment in which the operation of the Company and its subsidiary is conducted. Revenues and substantial portion of the operational costs are denominated in U.S. dollars. Accordingly, the functional currency of the Company is the U.S. dollar (“primary currency”).

Foreign currency assets and liabilities are translated into the primary currency using the exchange rates in effect on the consolidated balance sheet date. Equity accounts are translated at historical rates, except for the change in accumulated deficit during the year, which is the result of the income statement translation process. Revenue and expense accounts are translated using the weighted average exchange rate during the period. Currency transaction gains and losses are presented in financial expenses, as appropriate.

NANO-X IMAGING LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. Dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Cash and cash equivalents

The Company considers as cash equivalents all short-term, highly liquid investments, which include short-term bank deposits with original maturities of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash.

d.	Property, equipment and software

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

%
Computers and software	10-33
Office furniture and equipment	10-20
e.	Impairment of long-lived assets

The Company tests long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the long-lived asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset, the Company recognizes an impairment loss, which is the excess of the carrying amount over the fair value of the asset, using the expected future discounted cash flows.

As of December 31, 2018, the Company did not recognize an impairment loss on its long-lived assets.

f.	Legal and other contingencies

Certain conditions, such as legal proceedings, may exist as of the date the consolidated financial statements are issued that may result in a loss to the Company, but that will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Such assessment inherently involves an exercise of judgment. Legal fees are expensed as incurred.

Management applies the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss would be incurred and the amount of the liability can be estimated, then the Company would record an accrued expense in the Company’s financial statements based on its best estimate. Loss contingencies considered to be remote by management are generally not disclosed unless material. The Company is currently not a party to any material legal proceedings and, is not aware of any material pending or threatened material legal proceedings against the Company.

g.	Research and development expenses

Research and development expenses are charged to the statement of operations as incurred.

h.	Income tax
1)	The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will

NANO-X IMAGING LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. Dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized, based on the weight of available positive and negative evidence. Deferred tax liabilities and assets are classified as non-current in accordance with ASU 2015-17.

2)	Taxes that would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing the deferred income taxes, as it is the Company’s intent and ability to hold these investments.

The Company accounts for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits under taxes on income (tax benefit).

i.	Share-based compensation

The Company accounts for share-based compensation under ASC 718, “Compensation - Stock Compensation,” which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors.

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant. The Company uses the Black-Scholes-Merton option-pricing model as part of such estimation.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of ASC 505-50, which requires that such equity instruments be recorded at their fair value on the measurement date on an accrual basis. The standard requires adjusting the unvested fair value of the share options at each balance sheet date, such that the expense recognized is equal to the fair value of the vested award at the time the performance is complete, which is typical upon vesting.

j.	Loss per share

Basic earnings per share is computed by dividing net income (loss) attributable to holders of ordinary shares of the Company, by the weighted average number of ordinary shares outstanding for the reporting periods.

In computing the Company’s diluted earnings per share, the denominator for diluted earnings per share is a computation of the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Potential dilutive ordinary shares outstanding include the dilutive effect of in-the-money options using the treasury stock method.

NANO-X IMAGING LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. Dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Fair value measurement

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

l.	Newly issued and recently adopted accounting pronouncements:

Accounting pronouncements issued but not yet adopted:

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). The guidance requires entities to record lease assets and lease liabilities on the balance sheet and disclose key information about leasing arrangements. In September 2017, the FASB issued additional amendments providing clarification and implementation guidance. The guidance will become effective for interim and annual periods beginning after December 15, 2018 (early adoption is permitted) and is required to be adopted at the earliest period presented using a modified retrospective approach. In January 2018, the FASB issued an update that permits an entity to elect an optional transition practical expedient to not evaluate land easements that existed or expired before the entity’s adoption of the new standard and that were not previously accounted for as leases. In July 2018, the FASB issued codification improvements, which clarify how to apply certain aspects of the new lease standard. In July 2018, the FASB issued targeted improvements, which provides with an additional (and optional) transition method to adopt the new lease requirements by allowing entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company will adopt this standard as of January 1, 2019. The Company has assessed topic 842 potential impacts on its financial statements and concluded that the implementation will not have material effect.

In June 2018, the FASB issued guidance which simplifies the accounting for non-employee share-based payment transactions. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The guidance will be effective for fiscal years beginning after December 31, 2018, although early adoption is permitted. The Company has assessed ASC-718 potential impacts on its financial statements and concluded that the implementation will not have material effect.

NANO-X IMAGING LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. Dollars in thousands)

NOTE 3 - PROPERTY, EQUIPMENT AND SOFTWARE NET:

Composition of property and equipment grouped by major classifications is as follows:

December 31, 2018 (U.S. Dollars in thousands)
Lab Equipment	217
Computers & Equipment; Software	22
239
Less: accumulated depreciation	83
Total property and equipment, net	156

Total depreciation and amortization in respect of property and equipment were $35 thousand for the year ended December 31, 2018.

NOTE 4 – RELATED PARTY LIABILITY:

As of December 31, 2018, the outstanding balance retrospectively reflects the amount to be paid in accordance with the APA for the Acquired Assets. The outstanding balance reflects the expected future payment of such liability using the Company's securities (see note 1b).

According to ASC 480, “Distinguishing Liabilities From Equity,” a financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception. These liabilities are measured subsequently at fair value with changes in fair value recognized in earnings.

The Company analyzed the instrument’s provisions and concluded that it meets the above ASC 480 criteria and therefore accounted the expected future payment under the APA in accordance with ASC 480.

NOTE 5 - COMMITMENTS:

a.	Nanox Japan has been using two rooms and one clean room at the premises of the University of Tokyo since 2012. Such rental commitment is automatically renewed every six months with semi-annual payments of approx. Yen 4,185 thousand (approx. $76 thousand annually).
b.	As to the agreements for services with Six-Eye Interactive Ltd. (“Six-Eye”) – refer to note 8c.

NOTE 6 - SHAREHOLDERS’ EQUITY:

a.	Share capital
1)	Ordinary Shares

Each holder of the Company’s ordinary shares is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available, and declared by the Company’s Board of Directors. Since inception, the Company has not declared any dividends.

During the year ended December 31, 2018, Nanox PLC entered into several agreements with certain investors, pursuant to which Nanox PLC raised an aggregate amount of $3,684 thousand at a purchase price of $2.21 per share.

NANO-X IMAGING LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. Dollars in thousands)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

2)	Share-based compensation – for non-employees

Share-based compensation has been granted to third parties that provided services to the Company. The exercise prices of these share-based payments are based on the prices specified in the respective agreements. Changes in the number of share-based payments are as followed:

Equity settled:

	Year ended December 31,
	2018
	Number of Share-based payments	Weighted average exercise price *
Outstanding at beginning of year	1,751,140	1.40
Changes during the year:
Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	—	—
Cancelled	(158,266)	2.21
Outstanding at end of year	1,592,874	1.32
Exercisable at end of year	1,592,874	1.32
*	In dollars per ordinary share.

The fair value of each granted option is estimated at the date of grant, and as of future reporting periods, using the Black- Scholes option-pricing model. The assumptions used as of December 31, 2018 are as follows:

Fair value of one ordinary share	$2.21
Dividend yield	0%
Expected volatility	51.97%-72.25%
Risk-free interest rate	1.52%-2.94%
Contractual term (years)	1.05-6.00

The expected volatility is based on the historical volatility of comparable companies.

The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the options granted in dollar terms.

Since the Company’s ordinary shares are not publicly traded, the early exercise multiple (“EEM”) was based on academic empirical findings. The EEM of grantees in private companies is expected to be higher due to the lack of marketability that leads to a longer exercise period for options.

As of December 31, 2018, the Company has no unvested options.

NANO-X IMAGING LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. Dollars in thousands)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2018:

December 31, 2018
Options outstanding			Options exercisable
Exercise prices*	Number of options outstanding at end of year	Weighted options remaining contractual life (years)	Number of options exercisable at end of year	Weighted average remaining contractual life
$0.01	186,815	2.33	186,815	2.33
$0.30	454,166	0.5-1.06	454,166	0.5-1.06
$1.92	472,606	2.04-3.33	472,606	2.04-3.33
$2.21	479,287	2.5-5.11	479,287	2.5-5.11
*	In dollars per ordinary share.

NOTE 7 - INCOME TAX:

a.	Basis of taxation:

Current tax is calculated with reference to the profit of the Company and its subsidiary in their respective countries of operation. Set out below are details in respect of the significant jurisdictions where the Company and its subsidiary operates and the factors that influenced the current and deferred taxation in those jurisdictions:

Israel

The Company is taxed under the laws of the State of Israel.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Year), 2016 was published, introducing a gradual reduction in corporate tax rate from 25% to 23%. However, the law also included a temporary provision setting the corporate tax rate in 2017 at 24%. As a result, the corporate tax rate was 24% in 2017 and 23% in 2018 and thereafter.

Gibraltar

Gibraltar companies are subject to a corporate tax rate of 10%. In 2018, the Company is at a loss position and therefore has no corporate tax liability.

Japan

Nanox Japan is subject to national corporate income tax, inhabitants’ tax, and enterprise tax in Japan, which, in the aggregate, resulted in effective tax rate of approximately 33.80% for the year ended December 31, 2018. Amendments to the Japanese tax regulations were enacted into law on March 29, 2016. As a result, the effective tax rate is scheduled to be reduced to approximately 33.59% effective from the year ending December 31, 2019.

Under Japanese tax law and regulations, every company is required to submit an annual tax return to tax authorities. The statute of limitations to request a correction of prior year tax liabilities is five years from when the original tax return was filed. After filling of tax return, the tax authorities may conduct tax inspections on an irregular basis.

b.	Tax assessments

Nanox IL. Nanox PLC, Nanox Japan and Nanox Inc. have not been assessed since inception.

NANO-X IMAGING LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. Dollars in thousands)

NOTE 8 - RELATED PARTIES - TRANSACTIONS AND BALANCES:

a.	Balances with related parties:
December 31, 2018
(U.S. Dollars in thousands)
Related parties receivables – See d below	1,694
Related party liability, refer to note 4	8,157
b.	Related parties transaction:
Year ended December 31, 2018
(U.S. Dollars in thousands)
Research and development	860
Marketing, general and administrative	892
c.	Six-Eye agreements for services

On June 1, 2015, Nanox PLC entered into a consulting agreement (the “Consulting Agreement”) with Six-Eye, a company owned by Ran Poliakine, pursuant to which Ran Poliakine agreed to provide services as Chief Strategy Officer and a member of the Executive Committee to Nanox Gibraltar. On May 1, 2017, Nanox PLC signed a services agreement with Six-Eye for the supply of ongoing services which include research and development services, general and financial management (including accountancy), office management services and operational and supply services. According to the agreement between the parties, Nanox PLC reimburses Six-Eye for its actual direct expenses plus a 12% surplus charge. During 2018, the total marketing, general and administrative expenses paid to Six-Eye according to these agreements amounted to $1,840 thousand.

d.	The related parties receivables reflects the funds received by Six-Eye on account of the 2018 equity funding of the Company, (refer to note 6a) less amounts payable in accordance with Six-Eye service agreement (see c above).

NOTE 9 - LOSS PER SHARE:

a.	Basic

Basic loss per share is calculated by dividing the loss attributable to the Company’s owners by the weighted average number of ordinary shares in issue.

Year ended December 31, 2018
Loss attributable to Company’s owners (U.S. Dollars in thousands)	(1,909)
The weighted average of the number of ordinary shares in issue (thousands)	20,793
Basic and diluted loss per share in USD	(0.09)

For the calculation of loss per share, the Company used the weighted average number of the Company’s ordinary shares, divided by the loss attributable to Company’s owners. The number of shares used in the calculation is the weighted average number of Company’s ordinary shares for the year ended December 31, 2018.

b.	Diluted

When calculating the diluted loss per share for the year ended December 31, 2018, the Company did not take into account any dilutive instruments (share-based payments) since their effect, on a fully diluted basis, is anti-dilutive.

NANO-X IMAGING LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. Dollars in thousands)

NOTE 10 - SUBSEQUENT EVENTS:

a.	For the APA signed by Nanox IL and Nanox PLC on September 3, 2019 - see note 1b.
b.	During May and June of 2019, Nanox PLC issued 1,583,710 and 2,262,443 ordinary shares, to FUJIFILM Corporation and SK Telecom TMT Investment Corporation and certain of its affiliates, respectively, for an aggregate purchase price of approximately $3.5 million and $5.0 million, respectively. SK Telecom TMT Investment Corporation and certain of its affiliates, were also granted warrants to acquire 2,262,443 of the Company's ordinary shares at an exercise price of $20.87 per share.

In addition, during 2019, Nanox PLC entered into several agreements with certain investors, pursuant to which Nanox PLC raised an aggregated amount of $613 thousand at a purchase price of $2.21 per share. In addition, Nanox PLC received $136 thousand at a purchase price of $0.30 per share, resulting from the exercise of warrants granted during 2013 and 2014.

c.	ESOP agreement

On September 2, 2019, Nanox IL Board of Directors resolved to adopt an equity incentive plan (the “Plan”). Based on such Plan, each option will be exercisable for one ordinary share of the Company and will become exercisable at such terms and during such periods, as the Board shall determine.

The Company’s Board of Directors also approved the Plan for the purpose of selecting the capital gains tax track, under Section 102 of the Israeli Income Tax Ordinance, for options granted to the Company's Israeli employees.

d.	Lease agreement

On September 3, 2019, Nanox IL signed an operating lease agreement for the premises it uses from a company owned by related party.

As of 1 November 2019, the operating lease agreement with the related party was ceased and was replaced by a direct agreement with the lessor. The agreement is for 26 months with an option to extend the period for an additional 24 months. The monthly rent is approximately $11 thousand including management fees.

e.	Nanox IL entered into an advisory agreement with A-Labs Finance and Advisory Ltd. (“A-Labs”), effective February 1, 2019, as amended on October 18, 2019, pursuant to which A-Labs will provide the Company consulting services through December 31, 2020 regarding an initial public offering, a private placement transaction and/or a merger and acquisition transaction. In consideration for providing these services, the Company agreed to pay A-Labs an advance payment of $1 million in addition to 1.5% of all amounts actually received by the Company or its shareholders in connection with a “Transaction” (as defined in the advisory agreement); However, in case (a) the fundraising totals at least $150 million with (b) a Company pre-money valuation of $400 million, then such percentage shall increase to 2.5% (collectively, the “Transaction Fee”). All payments made to A-Labs prior to the date of the amendment shall be deducted from the Transaction Fee. A-Labs will be granted options to purchase shares of the Company equal to 2.5% of all the shares actually issued by the Company to the investors in the Transaction, exercisable at the price per share set forth in the Transaction documents and exercisable until the earlier of (a) a period of five (5) years and (b) an “M&A” Event (as defined in the advisory agreement).
f.	During September 2019, the Company entered into a Service Agreement with RMD AP Limited, a company registered under the laws of Hong Kong (RMD). RMD undertook to provide the Company with services related to the Asia Pacific region, including, among others, operational and business development related matters. The agreement is for a period of one year and the agreed budget for the services to be financed by the Company during such year is $800 thousand. RMD will bear all costs and expenses incurred beyond such agreed budget.

NANO-X IMAGING LTD.
NOTES TO THE FINANCIAL STATEMENTS (continued)
(U.S. Dollars in thousands)

NOTE 10 - SUBSEQUENT EVENTS (continued):

g.	During September 2019, Nanox IL entered a Collaboration Agreement with Hadasit Medical Research Services and Development Ltd. (hereinafter, “Hadasit”), a wholly owned subsidiary of the Hadassah Medical Organization. The parties agreed to collaborate with respect to the Company's medical imaging technology and resulting medical imaging devices (the “Company Products”), by way of (a) joint research and development projects (each, a “Research Project”); and (b) the provision by Hadasit of services in connection with Company Products, such as testing and consulting work, where no innovative research will be carried out (each, a “Service”). Each Research Project and Service shall be rendered under a separate project agreement concluded between the parties in writing from time to time (collectively, the “Project Agreements”). The parties envisage the collaboration to continue over a period of five years, unless an extension is agreed to by the parties in writing. Under such agreement, the Company shall make a non-refundable advance payment to Hadasit on the account of the Research Projects and Services in the amount of $250 thousand. Such amount shall be credited against payments due from time to time to Hadasit under the Project Agreements. Nanox IL has no obligation to enter into Project Agreements with Hadasit in excess of such advanced payment.

Nanox IL also granted Hadasit a warrant to purchase 23,957 ordinary shares at a price of $20.87 per share and for a total exercise price of $500 thousand.

h.	On October 28, 2019 (“the effective date”), Nanox IL signed an executive employment agreement with Ran Poliakine (“the CEO”) to serve as the Company's CEO (“the CEO agreement”). According to the CEO agreement, the CEO will be entitled to a monthly gross salary of $40 thousand, which will be increased to $60 thousand upon the Company’s consummation of an IPO. The CEO will be entitled to other benefits as described in the CEO agreement including annual bonus subject to performance criteria. The CEO will be granted options to purchase 1,206,290 ordinary shares with an exercise price of $2.21. 301,572 of the options vested as of the grant date and the remaining 904,718 options will vest in equal monthly installments over a period of three years from the grant date. The vested options will be exercisable in accordance to the terms specified in the agreement.
i.	On October 28, 2019 (“the effective date”), Nanox IL signed an agreement with Dr. Ilung Kim, according to which Dr. Kim will provide certain services to the Company. Dr. Kim will not receive any cash compensation but will be granted options to purchase 1,206,290 ordinary shares with an exercise price of $2.21. 301,572 of the options vested as of the grant date and the remaining 904,718 options will vest in equal monthly installments over a period of three years from the grant date. The vested options will be exercisable in accordance to the terms specified in the agreement.
j.	On September 3, 2019, the Company signed an agreement with a consultant regarding the provision of services as specified in the agreement. The agreement applied to all services already provided as of January 1, 2019 with respect of the establishment of the Company and planning its activities. The agreement was terminated on September 30, 2019 (“the termination date”) and the total payment for the services was $180 thousand. In addition, the consultant is entitled to:
(a)	Warrants to purchase 123,629 ordinary shares with exercise price of $2.21. The options have an exercise period until August 30, 2023.
(b)	Warrants to purchase 115,454 ordinary shares with exercise price of $2.21. The options will have an exercise period of 9 months following the termination date.

               SHARES

NANO-X IMAGING LTD

          ORDINARY SHARES

PRELIMINARY PROSPECTUS

            , 2020

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Exculpation, Insurance and Indemnification of Office Holders (Including Directors and Officers).

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association, that will become effective immediately prior to the completion of the offering, include such a provision. The company may not exculpate a director in advance from liability arising out of a breach of his or her duty of care in connection with a prohibited dividend or distribution to shareholders.

As permitted under the Companies Law and the Securities Law, and provided its articles of association include a provision authorizing such indemnification, a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event:

•	a monetary liability incurred by or imposed on the office holder in favor of another person pursuant to a court judgment, including pursuant to a settlement confirmed as judgment or arbitrator’s decision approved by a competent court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;
•	reasonable litigation expenses, including reasonable attorneys’ fees, which were incurred by the office holder as a result of an investigation or proceeding filed against the office holder by an authority authorized to conduct such investigation or proceeding, provided that such investigation or proceeding; was either (i) concluded without the filing of an indictment against such office holder and without the imposition on him of any monetary obligation in lieu of a criminal proceeding; (ii) concluded without the filing of an indictment against the office holder but with the imposition of a monetary obligation on the office holder in lieu of criminal proceedings for an offense that does not require proof of criminal intent; or (iii) in connection with a monetary sanction;
•	a monetary liability imposed on the office holder in favor of all the injured parties by the breach in an Administrative Procedure (as defined below) as set forth in Section 52(54)(a)(1)(a) to the Securities Law;
•	expenses expended by the office holder with respect to an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees;
•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on the office holder by a court (i) in a proceeding instituted against him or her by the company, on its behalf, or by a third party, (ii) in connection with criminal indictment of which the office holder was acquitted, or (iii) in a criminal indictment which the office holder was convicted of an offense that does not require proof of criminal intent; and
•	Any other obligation or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

As permitted under the Companies Law and the Securities Law, our amended and restated articles of association, which will become effective upon the closing of this offering, provide that we may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;
•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;
•	a monetary liability imposed on the office holder in favor of a third party;
•	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and
•	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•	an act or omission committed with intent to derive illegal personal benefit; or
•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders.

Our amended and restated articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy. As of the date of this registration statement, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is sought.

We have entered into agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including, with respect to liabilities resulting from this offering, to the extent that these liabilities are not covered by insurance. This indemnification is limited, with respect to any monetary liability imposed in favor of a third party, to events determined as foreseeable by the board of directors based on our activities. The maximum aggregate amount of indemnification that we may pay to our office holders based on such indemnification agreement shall not exceed the greatest of (i) in relation to indemnity in connection with an offering to the public of the Company’s securities, the aggregate amount of proceeds from the sale by the Company and/or any shareholder of the Company in connection with such public offering; (ii) 25% of the Company’s total shareholders’ equity pursuant to the Company’s most recent financial statements as of the time of the actual payment of indemnification, and (iii) $15 million prior to the public sale of the Company’s securities and $50 million thereafter (in each case, as may be increased from time to time by shareholders’ approval). Such indemnification amounts are in addition to any insurance amounts. Each office holder who agrees to receive this letter of indemnification also gives his approval to the termination of all previous letters of indemnification that we have provided to him or her in the past, if any. However, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities.

The following is a summary of transactions during the preceding three years involving sales of our securities and securities of Nanox Gibraltar, our predecessor company, that were not registered under the Securities Act.

Since January 1, 2017, we have granted share options to employees, directors, director nominees and consultants under our predecessor share option plans covering an aggregate of              ordinary shares, with a weighted average exercise price of $       per share. As of the date of this registration statement,              of these options have been exercised with exercise prices ranging from           to          , while             of these options have been forfeited and canceled without being exercised.

In December 2018, in connection with our formation, we issued 100 ordinary shares to Ran Poliakine for no cash consideration. In addition, on September 2, 2019, we issued 27,054,754 ordinary shares and 59 warrants to purchase 5,150,712 ordinary shares to the then existing shareholders of Nanox Gibraltar for no consideration.

In May 2019, Nanox Gibraltar issued 1,583,710 ordinary shares to FUJIFILM Corporation for an aggregate purchase price of approximately $3.5 million. In June 2019, Nanox Gibraltar issued 2,262,443 ordinary shares to the SKT Entities for an aggregate purchase price of approximately $5.0 million, as well as a warrant to SK Telecom TMT Investment Corp. to acquire 2,262,443 ordinary shares at an exercise price of $20.87 per share.

In addition to the above, since January 1, 2017, we have issued             ordinary shares to certain investors, for an aggregate purchase price of $          , as well as warrants to certain investors, employees, consultants and finders to purchase             ordinary shares at a weighted average exercise price of $         .

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

All of the foregoing issuances were made outside of the U.S. pursuant to Regulation S or to U.S. entities pursuant to Section 4(a)(2) of the Securities Act.

Item 8.	Exhibits and Financial Statement Schedules.
(a)	Exhibits

The exhibits of the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9.	Undertakings.
(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:
1.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
2.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
2.1*	Asset Purchase Agreement, dated September 3, 2019, by and between the Registrant and Nanox Imaging PLC
2.2*	Amendment to the Asset Purchase Agreement, dated December 3, 2019, by and between the Registrant and Nanox Imaging PLC
2.3*	Amendment to the Asset Purchase Agreement, dated December 31, 2019, by and between the Registrant and Nanox Imaging PLC
3.1*	Articles of Association of the Registrant
3.2*	Form of Amended and Restated Articles of Association of the Registrant to become effective upon the closing of this offering
4.1*	Specimen share certificate
4.2*	Form of warrants
5.1*	Opinion of Amit, Pollak, Matalon & Co., counsel to the Registrant, as to the validity of the ordinary shares (including consent)
10.1*	Registration Rights Agreement by and among the Registrant and the certain shareholders named therein
10.2*	2019 Equity Incentive Plan
10.3*	Form of Indemnification Agreement between the Registrant and each director and executive officer
10.4*	Compensation Policy
21.1*	List of subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers International Limited, an independent registered public accounting firm
23.2*	Consent of Amit, Pollak, Matalon & Co. (included in Exhibit 5.1)
24.1*	Power of Attorney (included in signature page to Registration Statement)
*	To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Neve Ilan, State of Israel on             , 2020.

NANO-X IMAGING LTD

By
Name: Ron Poliakine
Title: Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Ron Poliakine and Itzhak Maayan, and each of them, as attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement, and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

	Director and Chief Executive Officer (Principal Executive Officer)	, 2020
Ran Poliakine

	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2020
Itzhak Maayan

	Director	, 2020
Onn Fenig

	Director	, 2020
Erez Meltzer

	Director	, 2020
Richard Stone

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in on this       day of          , 2020.

By:

By:
Name:
Title: